Exhibit 99.1

I n t e ri m Con s o li d a t e d Fi nan c i a l S t a t e m en t s J un e 2 02 3 / B an c o S an t a n d e r - Ch il e 1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS For the periods ending on June 30, 2023, and 2022, and December 31, 2022

Santiago, July 28, 2023 Banco Santander Chile 2 Other matters – Consolidated statement of financial position as of December 31, 2022 On February 22 , 2023 , we issued an unqualified opinion on the consolidated financial statements of Banco Santander Chile and subsidiaries, as of December 31 , 2022 and 2021 , which include the consolidated statement of financial position as of December 31 , 2022 presented in the accompanying interim consolidated financial statements, together with the related notes . Fernando Orihuela B. RUT :22.216.857 - 0

Santiago, July 28, 2023 Banco Santander Chile 2 Other matters – Consolidated statement of financial position as of December 31, 2022 On February 22 , 2023 , we issued an unqualified opinion on the consolidated financial statements of Banco Santander Chile and subsidiaries, as of December 31 , 2022 and 2021 , which include the consolidated statement of financial position as of December 31 , 2022 presented in the accompanying interim consolidated financial statements, together with the related notes . Fernando Orihuela B. RUT :22.216.857 - 0

I n t e ri m Con s o li d a t e d Fi nan c i a l S t a t e m en t s J un e 2 02 3 / B an c o S an t a n d e r - Ch il e 2 CONTENTS INTERIM CONSOLIDATED FINANCIAL STATEMENTS INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ............................................................................................................................. ... .... ……………….3 INTERIM CONSOLIDATED STATEMENTS OF INCOME ............................................................................................................................. ... ........................... ……………….5 INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME ............................................................................................................ ……………….7 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS ............................................................................................................................. ... ................. ……………….8 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ............................................................................................................................. ... ...........…………10 NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 - BACKGROUND OF THE INSTITUTION .................................................................................................................... 12 NOTE 02 - BREAKDOWN OF SIGNIFICANT ACCOUNTING POLICIES ..................................................................................... 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED ......... 42 NOTE 04 - ACCOUNTING CHANGES ............................................................................................................................. ... ....... 45 NOTE 05 - SIGNIFICANT EVENTS ............................................................................................................................. ... ............ 46 NOTE 06 - BUSINESS SEGMENT ............................................................................................................................. ... ............. 48 NOTE 07 - CASH AND CASH EQUIVALENTS ........................................................................................................................... 53 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS .............................................. 54 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS ............................................................................................................................. ... ........................................................ 56 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS ................... 57 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME ......................................... 58 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES .............................................. 62 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST ........................................................................................................... 72 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES .................................................................................. 92 NOTE 15 - INTANGIBLE ASSETS ............................................................................................................................. ... ............. 94 NOTE 16 - FIXED ASSETS ............................................................................................................................. ... ........................ 96 NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT .................................................................... 98 NOTE 18 - CURRENT AND DEFERRED TAXES ....................................................................................................................... 101 NOTE 19 - OTHER ASSETS....................................................................................................................... ... ...........................107 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE......................................................................................................................... ... ..........................108 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS .............................109 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST.....................................................................................................111 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS .................................................................................................121 NOTE 24 - PROVISIONS FOR CONTINGENCIES ....................................................................................................................123 NOTE 25 - PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL.................................................................................................................... ... ........................................................124 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK............................................................................................................125 NOTE 27 - OTHER LIABILITIES ............................................................................................................................. ... ...............127 NOTE 28 - EQUITY ............................................................................................................................. ... ..................................128 NOTE 29 - CONTINGENCIES AND COMMITMENTS................................................................................................................13 3 NOTE 30 - INTEREST INCOME AND EXPENSES ....................................................................................................................136 NOTE 31 - READJUSTMENT INCOME AND EXPENSE............................................................................................................138 NOTE 32 COMMISSION INCOME AND EXPENSES.................................................................................................................139 NOTE 33 - NET FINANCIAL INCOME....................................................................................................................... ... .............144 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES .................................................................................................... 146 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS ........ 147 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES .................................................................................................... 148 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES .................................................................................................... 149 NOTE 38 - ADMINISTRATIVE EXPENSE ............................................................................................................................. ... . 152 NOTE 39 - DEPRECIATION AND AMORTISATION ................................................................................................................... 153 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS .......................................................................................................... 154 NOTE 41 - CREDIT LOSS EXPENSE ............................................................................................................................. ... ....... 155 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS .................................................................................................. 159 NOTE 43 - RELATED PARTY DISCLOSURES .......................................................................................................................... 160 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES ...................................................................... 167 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES ...................... 174 NOTE 46 - FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY ...................................................... 176 NOTE 47 - RISK MANAGEMENT AND REPORTING ................................................................................................................ 177 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS ........................................ 205

I n t e ri m Con s o li d a t e d Fi nan c i a l S t a t e m en t s J un e 2 02 3 / B an c o S an t a n d e r - Ch il e 3 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of June 30, 2023, and December 31, 2022 As of December 31, 2022 As of J un e 3 0 , 2023 MCh$ MCh$ Note ASSETS 1,982,942 2,342,891 7 Cash and deposits in banks 843,816 860,177 7 Cash in collection process 11,827,006 10,729,094 8 Financial assets held for trading at fair value through profit or loss 11,672,960 10,603,105 8 Financial derivatives contracts 154,046 125,989 8 Debt financial instruments - - Other - - 9 Non - trading financial assets mandatorily measured at fair value - - 10 Financial assets designated at fair value through profit or loss 6,023,039 6,975,961 11 Financial assets at fair value through other comprehensive income 5,880,733 6,853,341 11 Debt financial instruments 142,306 122,620 11 Other 477,762 391,908 12 Financial derivative contracts for hedge accounting 42,560,431 42,933,416 13 Financial assets at amortised cost - - 13 Rights under repurchase and securities lending agreements 4,867,591 4,784,584 13 Debt financial instruments 32,955 25,790 13 Interbank loans 17,043,575 16,749,984 13 Loans and receivables from clients - Commercial 15,622,418 16,273,207 13 Loans and receivables - Mortgage 4,993,892 5,099,851 13 Loans and receivables from clients - Consumer 46,586 44,671 14 Investment in companies 107,789 94,318 15 Intangible assets 189,364 184,618 16 Fixed assets 182,526 170,591 17 Assets with leasing rights 315 41 18 Current taxes 314,125 322,621 18 Deferred taxes 3,578,004 3,599,697 19 Other assets 30,899 31,977 20 Non - current assets and disposal groups for sale 68,164,604 68,681,981 TOTAL ASSETS The accompanying notes form an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 4 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of June 30, 2023, and December 31, 2022 As of December 31, 2022 As of J un e 3 0 , 2023 MCh$ MCh$ Note LIABILITIES 746,872 844,382 7 Cash in collection process 11,319,320 10,099,239 21 Financial liabilities held for trading at fair value through profit or loss 11,319,320 10,099,239 21 Financial derivatives contracts - - 21 Other - - 10 Financial liabilities designated at fair value through profit or loss 2,788,794 2,678,427 12 Financial derivative contracts for hedge accounting 43,704,024 45,880,067 22 Financial liabilities at amortised cost 14,086,226 13,272,010 22 Deposits and other demand liabilities 12,978,790 14,892,389 22 Time deposits and other term equivalents 315,355 406,419 22 Obligations under repurchase and securities lending agreements 8,864,765 9,417,953 22 Interbank borrowing 7,165,893 7,636,954 22 Debt financial instruments issued 292,995 254,342 22 Other financial liabilities 137,089 128,072 17 Obligations under leasing contracts 2,324,116 2,324,619 23 Financial instruments of regulatory capital issued 172,826 109,324 24 Provisions for contingencies 247,508 83,471 25 Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital 331,519 330,714 26 Special provisions for credit risk 112,481 69,195 18 Current taxes 1 1 18 Deferred taxes 2,041,682 1,846,587 27 Other liabilities - - 20 Liabilities included in disposal groups for sale 63,926,232 64,394,098 TOTAL LIABILITIES EQUITY 891,303 891,303 28 Capital 2,815,170 3,115,239 28 Reserves (167,147) (56,041) 28 Accumulated other comprehensive income 597 625 Items that will not be reclassified to profit or loss (167,744) (56,666) Items that may be reclassified to profit or loss 28,339 38,618 Retained earnings (expense) from prior years 808,651 262,870 28 Profit for the period 28 Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital (247,508) (83,471) 4,128,808 4,168,518 28 Equity holders of the Bank 109,564 119,365 28 Non - controlling interest 4,238,372 4,287,883 TOTAL EQUITY 68,164,604 68,681,981 TOTAL LIABILITIES AND EQUITY The accompanying notes form an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 5 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME For the periods ending June 30, 2023, and 2022 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Note 662,085 948,735 1,177,532 1,872,235 30 Interest income (530,757) (824,157) (824,396) (1,572,313) 30 Interest expense 131,328 124,578 353,136 299,922 30 Net interest income 447,648 178,137 682,943 326,601 31 Readjustment income (48,891) (48,603) (78,527) (95,531) 31 Readjustment expenses 398,757 129,534 604,416 231,070 31 Net readjustment income 173,935 205,676 346,064 414,852 32 Commission income (79,112) (69,755) (154,095) (148,996) 32 Commission expense 94,823 135,921 191,969 265,856 32 N e t c o m m i s s i o n i n c o me Financial result per: (76,319) (6,147) (58,613) 127,094 33 Assets and liabilities for trading - - - - 33 Non - trading financial assets mandatorily measured at fair value through profit or loss - - - - 33 Financial assets and liabilities designated at fair value through profit or loss 2,021 1,179 16,113 (35,382) 33 Gain or loss on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income 116,696 89,935 141,756 70,626 33 Foreign exchange, readjustments and hedge accounting of foreign currencies - - - - 33 Reclassifications of financial assets due to changes in business model - - - - 33 Other financial results 42,398 84,967 99,256 162,338 33 Net financial result 3,033 2,655 4,393 4,197 34 Results from investments in companies (1,053) (734) (1,953) 2,195 35 Results of non - current assets and disposal groups not qualifying as discontinued operations 1,020 1,579 1,241 2,123 36 Other operating income 670,306 478,500 1,252,458 967,701 TOTAL OPERATING INCOME (111,251) (113,927) (208,797) (211,141) 37 Expenses from obligations to employee benefits (73,059) (72,088) (144,102) (149,385) 38 Administrative expenses (32,469) (34,932) (64,083) (70,979) 39 Depreciation and amortisation - - - - 40 Impairment of non - financial assets (37,848) (695) (57,534) (7,463) 36 Other operational expenses (254,627) (221,642) (474,516) (438,968) TOTAL OPERATIONAL COSTS 415,679 256,858 777,942 528,733 OPERATING INCOME BEFORE CREDIT LOSS The accompanying notes form an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 6 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF INCOME, continued For the periods ending June 30, 2023, and 2022 The accompanying notes form an integral part of the interim consolidated financial statements. For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Note Credit loss expenses due to: (116,081) (145,170) (202,695) (277,209) 41 Provisions for credit risk due from banks and loans and receivables from clients (1,879) 1,419 (4,797) 65 41 Special provisions for credit risk 27,146 26,305 45,246 46,618 41 Recovery of impaired loans (341) 108 (356) (1,061) 41 Impairment of the credit risk of other financial assets at amortised cost and financial assets at fair value in other comprehensive income (91,155) (117,338) (162,602) (231,587) 41 Credit loss expense 324,524 139,520 615,340 297,146 OPERATIONAL RESULT 324,524 139,520 615,340 297,146 Results from continuing operations before taxes (35,036) (6,686) (86,146) (24,524) 18 I n c o m e t a x 289,488 132,834 529,194 272,622 Results from continuing operations after taxes - - - - 18 Results from discontinued operations before taxes - - - Discontinued operations tax - - - - Results from discontinued operations after taxes 289,488 132,834 529,194 272,622 28 CONSOLIDATED PROFIT FOR THE PERIOD Attributable to: 285,514 127,187 521,257 262,870 28 Equity holders of the Bank 3,974 5,647 7,937 9,752 28 Non - controlling interest Earnings per share attributable to equity holders 1.52 0.68 2.77 1.40 28 Basic utility 1.52 0.68 2.77 1.40 28 Diluted earnings

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 7 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending June 30, 2023, and 2022 The accompanying notes form an integral part of the interim consolidated financial statements. For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Note 289,488 132,834 529,194 272,622 CONSOLIDATED PROFIT FOR THE PERIOD Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS - - - - New measurements of the net defined benefit liability (asset) and actuarial results for other employee benefit plans 62 1,568 (2) 11 Changes in the fair value of equity instruments designated at fair value through other comprehensive income - - - - Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - - - Other 62 1,568 (2) 11 28 OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES (16) (423) 1 (3) 18 Income tax on other comprehensive results that will not be reclassified to profit or loss 46 1,145 (1) 8 28 TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS (6,660) 13,029 (22,329) 18,778 28 Changes in the fair value of financial assets at fair value through other comprehensive income - - - - 28 Translation differences by foreign entities - - - - 28 Hedge accounting of net investments in foreign entities (94,585) 215,849 (202,761) 137,519 28 Cash flow hedge accounting - - - - 28 Undesignated elements of hedge accounting instruments (1,155) (3,974) (818) (4,011) 28 Other (102,400) 224,904 (225,908) 152,286 28 OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 27,647 (60,724) 59,646 (41,117) 18 Income taxes on other comprehensive income that may be reclassified to profit or loss (74,753) 164,180 (166,262) 111,169 28 TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES (74,707) 165,325 (166,263) 111,177 28 TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 214,781 298,159 362,931 383,799 28 CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD Attributable to: 210,812 291,382 355,013 373,976 Equity holders of the Bank 3,969 6,777 7,918 9,823 Non - controlling interest

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 8 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending June 30, 2023, and 2022 June 30, 2022 2023 MCh$ MCh$ Note CASH FLOWS FROM OPERATING ACTIVITIES: 615,340 297,146 CONSOLIDATED PRE - TAX INCOME FOR THE PERIOD (168,348) (467,344) Non - cash charges (credits) to profit or loss: 64,083 70,979 39 Depreciation and amortisation - - 40 Impairment of non - financial assets 207,848 278,205 41 Provisions for asset risk 438 (39,235) Fair value adjustments transferred to profit or loss (4,393) (4,197) 34 Results from investments in companies (3,622) (3,944) 35 Results from the sale of goods received in payment or awarded in a judicial auction 123 72 35 Provisions for assets received in payment - - Profit/loss on sale of shareholding in other companies (145) (2,284) 35 Profit on sale of fixed assets 7,676 11,023 35 Penalty of assets received in lieu of payment (353,136) (530,992) 31 - 32 Interest and adjustment net income (191,969) (265,856) 32 Net commission income 18,603 (5,638) Other non - cash charges (credits) to profit or loss 86,146 24,524 18 I n c o m e t a x 440,214 842,068 Increase/decrease in operating assets and liabilities (1,522,582) (517,454) Decrease (increase) in loans and receivables from clients (356,072) (861,543) Decrease (increase) in financial investments - - Decrease (increase) in repurchase agreements (assets) 415 7,165 Decrease (increase) in interbank loans (115) (1,170) Decrease (increase) in assets received or awarded in payment (1,547,856) (803,604) Increase (decrease) in creditors in current accounts 1,762,243 1,913,599 Increase (decrease) in deposits and time deposits 36,261 (5,358) Increase (decrease) in liabilities to domestic banks (459,607) (110,595) Increase (decrease) in other deposits and sight accounts 591,474 355,509 Increase (decrease) in liabilities to foreign banks (210,601) 203,037 Increase (decrease) in obligations to the Central Bank of Chile 725,097 91,064 Increase (decrease) in repurchase contracts (liabilities) 118,313 (38,653) Increase (decrease) in other financial obligations 153,582 207,396 Net increase in other assets and liabilities 1,860,475 2,300,568 Interest and readjustments received (902,923) (2,098,747) Interest and readjustments paid 141 2,987 Dividends received from investments in companies 346,064 299,925 Fees and commissions received (154,095) (102,058) Fees and commissions paid 887,206 671,871 Total cash flow provided by (used in) operating activities The accompanying notes form an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 9 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued For the periods ending June 30, 2023, and 2022 June 30, 2022 2023 MCh$ MCh$ Note CASH FLOWS FROM INVESTMENT ACTIVITIES: (5,328) (16,704) 16 Purchases of fixed assets 1,381 3,407 Sales of fixed assets (17,710) (12,867) 15 Purchase of intangible assets - - Acquisitions of investments in companies (21,657) (26,164) Total cash flow provided by (used in) investment activities CASH FLOW FROM FINANCING ACTIVITIES: Attributable to shareholders' interest: 361,863 - Subordinated bond placement (7,096) - Redemption of subordinated bonds and interest payments (464,975) (485,191) Dividends paid (1,905) (1,497) Redemption and payment of interest/letters of credit capital 142,644 502,117 Placement of current bonds (3,297) (3,466) Redemption and payment of interest/principal on mortgage bonds (756,006) (257,141) Redemption and payment of interest/current bond capital - - Placement of bonds without fixed maturity (13,765) (13,111) Redemption and payment of interest/bonds without fixed maturity capital (11,905) (17,174) Interest payments/capital lease obligations Attributable to non - controlling interest: - - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non - controlling interest (754,442) (275,463) Total cash flows used in financing activities 111,107 370,244 D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD (21,377) 5,500 E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS 2,881,558 1,982,942 F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,971,288 2,358,686 FINAL BALANCE OF CASH AND CASH EQUIVALENTS The accompanying notes form an integral part of the interim consolidated financial statements. June 30, Reconciliation of provisions for the Interim Consolidated Statements of Cash Flows for the periods ending on 2022 2023 MCh$ MCh$ Note 207,848 278,205 Provision for loan loss for cash - flow purposes (45,246) (46,618) Recovery of impaired loans 162,602 231,587 41 Net provision for loan loss

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 10 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, continued Changes other than cash 30.06.2023 F a i r V a l u e Changes UF Movement Foreign Currency M o v e m e n t Acquisition C as h F l o w 31.12.2022 Reconciliation of liabilities arising from financing activities MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 1,767,626 - 33,756 - - - 1,733,870 Subordinated Bonds 7,556,162 - 230,714 - - 244,976 7,080,472 Senior bonds 78,491 - 334 - - (3,466) 81,623 Mortgage bonds 556,994 - - (20,141) - (13,111) 590,246 Bonds without fixed maturity (485,191) - - - - (485,191) - Dividends paid 128,072 - 1,797 - - (10,814) 137,089 Obligations under leasing contracts 9,602,154 - 266,601 (20,141) - (267,606) 9,623,300 Total liabilities from financing activities

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 11 Banco Santander - Chile and Affiliates INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the periods ended June 30, 2023, and December 31, 2022 Equity attributable to shareholders Non - c ont r o lli n g interest (*) Accrued profits and profits corresponding to the period Accumulated other comprehensive income Reserves Total E qu i t y TOTAL Profits o f th e y ear (**) Re t ai n ed p r of i t s f r o m p r e v i ou s periods Changes in fair value of financial assets at fair value through OCI Merger of companies und er c o m m o n control Rese r v es a n d oth er r e t ai n ed earnings Capital Income tax Cash f l o w h e d g e MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 3,729,277 94,360 3,634,917 (238,771) 778,933 132,913 (373,581) (113,696) (2,224) 2,560,040 891,303 Opening balances as of January 1, 2022 (464,977) - (464,977) - (464,977) - - - - - - Payment of common stock dividends - - - - (313,956) - - - - 313,956 - Reserves of income from the previous period (10,107) - (10,107) (10,107) - - - - - - - Provision for payment of common stock dividends (26,893) - (26,893) 1,370 28,339 - - - - (56,602) - Provision and interest payments on bonds with no fixed term to maturity 21 21 - - - - - - - - - O ther m o v e m ents (501,956) 21 (501,977) (8,737) (750,594) - - - - 257,354 - Subtotal: Transactions with shareholders during the period 823,857 15,206 808,651 808,651 - - - - - - - Profit for the year (period) 187,194 (23) 187,217 - - (71,092) 254,743 3,566 - - - Other comprehensive income for the year 1,011,051 15,183 995,868 808,651 - (71,092) 254,743 3,566 - - - S ubtot a l : C o m p r e h e n si v e i n c o m e f o r th e y ear 4,238,372 109,564 4,128,808 561,143 28,339 61,821 (118,838) (110,130) (2,224) 2,817,394 891,303 Closing balance on December 31, 2022 - - - (808,651) 808,651 - - - - - - Distribution of results from previous year 4,238,372 109,564 4,128,808 (247,508) 836,990 61,821 (118,838) (110,130) (2,224) 2,817,394 891,303 Opening balances as of January 1, 2023 (485,191) - (485,191) - (485,191) - - - - - - Payment of common stock dividends - - - - (300,069) - - - - 300,069 - Reserves of income from the previous period 165,022 - 165,022 165,022 - - - - - - - Provision for payment of common stock dividends (14,097) - (14,097) (985) (13,112) - - - - - - Provision and interest payments on bonds with no fixed term to maturity (22) (22) - - - - - - - - - O ther m o v e m ents (334,288) (22) (334,266) 164,037 (798,372) - - - - 300,069 - Subtotal: Transactions with shareholders during the period 272,622 9,752 262,870 262,870 - - - - - - - Profit for the year (period) 111,177 71 111,106 - - (41,093) 137,519 14,680 - - - Other comprehensive results for the period 383,799 9,823 373,976 262,870 - (41,093) 137,519 14,680 - - - S ubtot a l : C o m p r e h e n si v e i n c o m e f o r th e p e r i o d 4,287,883 119,365 4,168,518 179,399 38,618 20,728 18,681 (95,450) (2,224) 3,117,463 891,303 Closing balance as of June 30, 2023 (*) See Note 02 letter c for non - controlling interest. (**) Contains profit for the period and provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital. Dividend per share (In MCh$) N u m b er o f shares P e r ce nt a g e d is t r i but i o n A ll o ca t e d t o dividends A ll o ca t e d t o reserves Profit attributable to equity holders Period % MCh$ MCh$ MCh$ 2,575 188,446,126,794 60 485,191 300,069 808,651 Year 2022 (Shareholders Meeting April 2023) 2,467 188,446,126,794 60 464,977 309,984 774,959 Year 2021 (Shareholders Meeting April 2022) The accompanying notes form an integral part of the interim consolidated financial statements.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 01 – CORPORATE INFORMATION Banco Santander - Chile is a banking corporation organised under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC) . It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) programme . Banco Santander Spain manages Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones SA and Santander Chile Holding SA, both subsidiaries controlled by Banco Santander Spain . As of June 30 , 2023 , Banco Santander Spain directly or indirectly owns 99 . 5 % of Santander Chile Holding SA and 100 % of Teatinos Siglo XXI Inversiones SA, which allows Banco Santander Spain control over 67 . 18 % of the Bank's shares . The Bank provides its clients with a wide range of general banking services, from individuals to large corporations . In addition, Banco Santander - Chile and its affiliates (collectively referred to as 'Bank' or 'Santander - Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment funds, investment fund management and investment banking . The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES a. Basis of preparation These Interim Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022 , as well as the instructions issued by the Financial Market Commission (FMC) . The FMC, under Law No 21 , 000 , provides in article 5 . 6 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determine the principles according to which they must keep their accounts . Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB) . In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail . The Bank uses certain currency terms and conventions for these Interim Consolidated Financial Statements . Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile' . The notes in the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, Interim Consolidated Income Statements, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity and Interim Consolidated Statements of Cash Flows . They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner . b. Basis of preparation for the Interim Consolidated Financial Statements The Interim Consolidated Financial Statements as of June 30 , 2023 , and 2022 , and as of December 31 , 2022 , incorporate the individual interim financial statements of the Bank and those of companies over which the Bank exerts control (affiliates) and include the adjustments, reclassifying and eliminations necessary to abide by the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements' . Control is achieved when the Bank : i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); Has exposure or rights to variable returns from its involvement with the investee; and ii. Has the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above . For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control . The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power . These include : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 12

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ● The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. ● The potential voting rights held by the Bank, other vote holders or other parties. ● The rights arising from other contractual agreements ● Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control . Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Interim Consolidated Statements of Income and Interim Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary . Profit or loss alongside each component of the Interim Consolidated Statements of Other Comprehensive Consolidated Income is attributed to the Bank's holders and non - controlling interest . The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non - controlling interests, even if this results in the non - controlling interests having a deficit in certain circumstances . When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies . All balances and transactions between consolidated entities are eliminated . Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions . Accordingly, the equity carrying value of the Bank holders and the non - controlling interests are adjusted to reflect the changes in participation over subsidiaries . Any difference between the amount by which the non - controlling interests are adjusted and the fair value of the consideration being paid or received is recognised directly in equity and attributed to the owners of the Bank . The non - controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Interim Consolidated Statements of Changes in Equity . Their share of the result for the year is shown as 'Profit attributable to non - controlling interest' in the Interim Consolidated Statements of Income . The following table shows the composition of the entities over which the Bank can exercise control and, therefore, belong to the consolidation perimeter in such capacity : i. Entities controlled by the Bank through participation in equity Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 13 % Percentage of ownership Place of As of June 30, 2022 As of December 31, 2022 As of June 30, 2023 Incorporation Activity Total Indirect Direct Total Indirect Direct Total Indirect Direct and operation Main 99.76 0.01 99.75 99.76 0.01 99.75 99.76 0.01 99.75 Santiago, Chile I n s u r an c e b r o k e r ag e Santander Corredora de Seguros Limitada 51.00 0.41 50.59 51.00 0.41 50.59 51.00 0.41 50.59 Santiago, Chile Brokerage of financial i n s t r u m en ts Santander Corredores de Bolsa Limitada 99.03 - 99.03 99.03 - 99.03 99.03 - 99.03 Santiago, Chile S e c u r i t i e s b r o k e r ag e Santander Asesorías Financieras Limitada 99.64 - 99.64 99.64 - 99.64 99.64 - 99.64 Santiago, Chile Acquisition of loans and issuance of debt securities S an t a n de r S A Sociedad Securitizadora 50.10 - 50.10 50.10 - 50.10 50.10 - 50.10 Santiago, Chile I n s u r an c e b r o k e r ag e Klare Corredora de Seguros SA 51.00 - 51.00 51.00 - 51.00 51.00 - 51.00 Santiago, Chile A u t o m o t i v e financing Santander Consumer Finance Limitada 100.00 0.01 99.99 100.00 0.01 99.99 100.00 0.01 99.99 Santiago, Chile Card Operator S o ci eda d O pe r ado r a de Tarjetas de Pago S an t a n de r G e t ne t Chile SA

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Details of non - controlling interests are shown in Note 28 Equity letter g) Non - controlling interest (minority interests). ii. Entities controlled by the Bank through other considerations The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control : ▪ Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans. ▪ Banca Santander SA: its main activity is financing revolving inventory lines for automotive dealers. ▪ Multiplica SpA: its primary purpose is the development of incentive programmes that encourage the use of payment cards. iii. Associated entities An associate is an entity over which the Bank can exercise significant influence but not control or joint control . This capacity is usually manifested in a 20 % or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’ . The following entities in which the Bank has an interest and are recognised using the equity method are considered 'associates': Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 14 % Percentage of ownership As o f J u n e 30, As of December 31, As o f J u n e 30, Place of in c o r po r a t i o n 2022 2022 2023 and operation Main Activity Associates 33.43 33.43 33.43 Santiago, Chile ATM service Redbanc SA 25.00 25.00 25.00 Santiago, Chile Debit and credit card service Transbank SA 33.33 33.33 33.33 Santiago, Chile Electronic funds transfer and compensation services Centro de Compensación Automatizado SA 29.29 29.29 29.29 Santiago, Chile Repository of publicly offered securities Sociedad Interbancaria de Depósito de Valores SA 15.00 15.00 15.00 Santiago, Chile Payment clearing Cámara Compensación de Alto Valor SA 20.00 20.00 20.00 Santiago, Chile Administration of smart cards for public transportation Administrador Financiero del Transantiago SA Santiago, Chile Administration of the infrastructure for the financial market of derivative instruments Servicios de Infraestructura de Mercado OTC SA 12.48 12.48 12.48 In the case of the Cámara Compensación Alto Valor SA, Santander - Chile has a representative participating in its Board of Directors . Management has concluded that this entails an exercise of significant influence over the latter . In the case of Servicios de Infraestructura de Mercado OTC SA, the Bank participates actively in its administration through its executives, which is why Management has concluded that it exercises significant influence over it . iv. Share or rights in other companies Entities over which the Bank has no control or significant influence are presented in this category . These equity instruments must be measured at fair value in compliance with IFRS 9 ‘Financial Instruments’ . Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances . This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range . In another regard, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition . Subsequent changes in this valuation shall be recognised in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss' . Dividends received from these investments are recorded in the Interim Consolidated Statement of Income under 'Result from investments in companies' . These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued c. Non - controlling interest Non - controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly . It is presented as 'Attributable to owners of the Bank' separately in the Interim Consolidated Statements of Income and separately from the equity in the Interim Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profit and equity are presented fully as a non - controlling interest . This is because the Bank controls them but has no ownership expressed as a percentage . d. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest authority regarding decision - making . Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects : i. The nature of the products and services; ii. The nature of production processes; iii. The type of client category for which its products and services are intended; iv. The methods used to distribute their products or provide services; and v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 15 iii. i. Its reported revenues from ordinary activities, including both sales to external clients and intersegment sales or transactions, equal or exceed 10 % of the combined revenues from all operating segments' ordinary internal and external activities . ii. The amount of its reported results is, in absolute terms, equal to or greater than 10 % of the greater of (i) the combined profit reported by all operating segments that have not reported a loss ; and (ii) the combined loss reported by all operating segments that have reported a loss . Its assets equal or exceed 10 % of the combined assets of all operating segments . Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Interim Consolidated Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above presented, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i ii . i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. For which discrete financial information is available.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued e. Functional and presentation currency The Bank, in 'The Effects of Changes in Foreign Exchange Rates' in IAS 21 , has defined the Chilean Peso as its functional and presentation currency, as it is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences in the cost and revenue structure . Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency' . f. Foreign currency transactions The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars . The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (discounted spot rate), which amounted to $ 800 . 94 per US $ for June 2023 ( $ 922 . 12 per US $ for June 2022 and $ 849 . 59 for December 2022 ) . For other currencies, an external price provider is used . The net foreign exchange gain and loss includes recognising the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank . g. Cash and cash equivalents The indirect method is used to prepare the Interim Consolidated Cash Flow Statements . This one starts with the Bank's consolidated pre - tax income and incorporates non - cash transactions, cash - flows - related income, and expenses of activities classified as investments or financing . The following items are taken into consideration in the preparation of the Interim Consolidated Cash Flow Statements : i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long - term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. h. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity . A 'financial asset' is any asset that is : (a) cash ; (b) an equity instrument of another entity ; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity ; or (d) a contract that will or may be settled using the entity's own equity instruments . A 'financial liability' is any liability that is : (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity ; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 16

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date . 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date . ii. Initial recognition The Bank shall recognise a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognised using trade date accounting or settlement date accounting. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets . The business model refers to how the Bank manages its financial assets to generate cash flows . In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both . Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated . The principal is the fair value of the financial asset at initial recognition . Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments) . Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other basic lending risks such as administrative costs and a profit margin . For the assessment, the Bank conducted a test evaluating whether the contractual flows meet the criteria for a core lending arrangement . The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets . The assessment of business models is not an instrument - by - instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: ● To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life . Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration . ● To maintain for collection and sale of financial assets . Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal . Therefore, there is a higher frequency and value of sales for this purpose . ● Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets . Assets are managed on a sales basis, and decisions are made on a fair value basis . The Bank classifies its financial assets depending on whether they are subsequently measured at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 17

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Furthermore, at initial recognition of investments in equity instruments, an irrevocable decision can be made to present subsequent changes in fair value into other comprehensive income . Due to the exceptional changes that have taken place in the market's liquidity, and which should remain in the short and medium term, the need arose for the Bank to maintain collateral with a maturity in the range of 2024 to 2026 . This is due to the constitution of guarantees related to the Central Bank's Credit Facility Conditional to Incremental Flexibility programme (FCIC) and the demand to constitute larger technical reserves due to increased balances held by the Bank's clients . Therefore, the Bank determined to create a new business model called 'Held to collect investments', which aims to manage these higher levels of liquidity better . The Bank also has both the intention and the ability to hold them to maturity . Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortised cost, except for derivative liabilities measured at fair value through profit or loss . Reclassifying Reclassifying occurs only when the business model for managing financial assets is changed . These changes are determined by top management due to external or internal changes . Financial liabilities are not reclassified . iv . Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss . Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following : (a) Amortised cost A financial asset is measured at amortised cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . Interest income shall be calculated using the effective interest method . This method applies to financial assets and liabilities measured at amortised cost (interest income and interest expense) . The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortised cost of a financial liability . (b) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets and if the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding . (c) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortised cost or fair value through other comprehensive income . (d) Irrevocable election to measure at fair value with changes in other comprehensive income . Upon initial recognition of Investments in equity instruments, an election may be made to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognised in profit or loss for the period . Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 18

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost, except for derivatives measured at fair value through profit or loss . v. Derecognition of financial assets/liabilities A financial asset shall be derecognised when and only when : (a) The contractual rights to the cash flow from the financial asset expire, or (b) It transfers the contractual rights to receive the cash flows of a financial asset or retains the contractual rights to recei ve the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients . Otherwise, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognised . In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing or grant any credit enhancement to the new owners, and other similar cases, the transferred financial asset is derecognised from the Consolidated Interim Statement of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer . In the case of sales of financial assets under fixed - price repurchase agreements or using the sale price plus interest of securities lending agreements in which the borrower must return the same or similar assets and in other akin cases, the transferred financial asset is not derecognised from the Interim Consolidated Statements of Financial Position and continues to be measured on the same basis as before the transfer . A financial liability is derecognised when and only when it is extinguished – that is, when the obligation specified in the contract is discharged, cancelled or expired . In the case of loans, the FMC requirements for derecognition apply . See letter o), VIII . vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Interim Consolidated Statement of Financial Position when, and only when, there is at the moment a legally enforceable right to set off the recognised amounts and an intention to settle the net amount or to realise the asset and settle the liability simultaneously . As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 , the Bank has no financial asset/liability offsets . i. Financial derivatives and accounting hedges Derivatives are classified as either trading instruments or hedging instruments . The Bank uses financial derivatives for the following purposes : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 19 i ii . i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. The Bank has elected to continue to use the IAS 39 guidelines for hedge accounting. For a financial derivative to be considered a hedging derivative, all the following conditions must be met: 1. To cover one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations in, among other things, inflation (UF), interest rates and/or exchange rates to which the position or balance to be hedged is subject ('fair value hedging'). b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions ('cash flow hedges'). c. The net investment in a foreign operation ('hedge of a net investment in a foreign operation').

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 2. To effectively eliminate some risk inherent in the hedged item or position for the entire expected term of the hedge, which entails that : a. At the date of arrangement, the hedge is expected, under normal conditions, to be highly effective ('prospective effectiveness'). b. There is sufficient evidence that the hedge was effective during the life of the hedged item or position ('retrospective effectiveness'). 3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank's management of its risks . The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows : a. For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as 'Net income (expense) from financial operations' in the Interim Consolidated Statement of Income . b. For fair value hedges of the interest rate risk of a portfolio of financial instruments ('macro - hedges'), gains or losses arising on measurement of the hedging instruments are recognised directly in the Interim Consolidated Income Statements under 'Interest and adjustment income' . c. For cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Interim Consolidated Statements of Other Comprehensive Income in 'Valuation accounts - cash flow hedges' within equity . d. Differences in the valuation of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are taken directly to the Interim Consolidated Income Statements in 'Net income from financial operations' . If a derivative designated as a hedge, whether due to termination, ineffectiveness or any other cause, does not meet the above requirements, hedge accounting is discontinued . When 'fair value hedging' is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortised to gain or loss from that date, when applicable . When cash flow hedges are discontinued, the cumulative gain or loss on the hedging instrument recognised in the Interim Consolidated Statements of Other Comprehensive Income in equity 'Valuation Accounts' (while the hedge was effective) continues to be recognised in equity until the hedged transaction occurs . At that time, it is recognised in the Interim Consolidated Statements of Income unless the transaction is not expected to occur, in which case it is recognised immediately in the Interim Consolidated Statements of Income . Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable . It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would if taken alone . As of June 30 , 2023 , and 2022 , and December 31 , 2022 , Banco Santander - Chile did not hold embedded derivatives in its portfolio . j. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value . Assets and liabilities subsequently measured at amortised cost are not required to be measured at fair value . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 20

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i . e . , an exit price) regardless of whether that price is directly observable or estimated using another valuation technique . Fair value measurement is for a specific asset or liability . Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date . In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either : (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability . When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and, in particular, the different types of risk related to the instrument . When valuation techniques are used, they maximise the use of the relevant observable input data and minimise that of unobservable input data . For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid - ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorised within the fair value hierarchy . Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close - out cost) . All derivatives are recorded in the Interim Consolidated Statements of Financial Position at fair value from the trade date . If their fair value is positive, they shall be recorded as an asset ; if their fair value is negative, they shall be recorded as a liability . In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price . Changes in the fair value of derivatives from the trade date are recognised with a balancing entry in the Interim Consolidated Income Statements under 'Profit/(loss) on financial assets/liabilities held for trading at fair value through profit or loss' . Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price . If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over - the - counter (OTC) derivatives . The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets : 'net present value' (NPV) and option pricing models, among other methods . Also, within the fair value of derivatives are included the Credit Valuation Adjustment (CVA) and the Debit Valuation Adjustment (DVA), aiming for the fair value of each instrument to include the credit risk of its counterparty and the Bank's own risk . The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non - organised markets as a result of the exposure to counterparty credit risk . The CVA is calculated considering the potential exposure to each counterparty in future periods . The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA but generated by the Bank's credit risk assumed by our counterparties . In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value . For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 21

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Equity instruments and contracts related to them must be measured at fair value . Nevertheless, the Bank believes the cost is an appropriate fair value estimate in specific circumstances . This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range . Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income . As of June 30 , 2023 , and 2022 , and December 31 , 2022 , no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active . The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date . The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives . Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels : Level 1 , Level 2 and Level 3 , in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs . Financial instruments at fair value and determined by published prices in active markets (Level 1 ) comprise government bonds, corporate bonds, exchange - traded derivatives, securitised assets, equities, short positions and issued bonds . In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models . In most cases, these internal models use data based on observable market parameters as significant inputs (level 2 ) and sometimes use significant unobservable inputs in market data (level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . As a result, the most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates . The main techniques used as of June 30 , 2023 , and 2022 and December 31 , 2022 by the Bank's internal models to determine the fair value of financial instruments are described below : i. The present method is used in the valuation of financial instruments permitting static hedging (mainly forwards and swaps) . Estimated future cash flows are discounted using the interest rate curves of the related currencies . The interest rate curves are generally observable market data . ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black - Scholes model is normally used . Where appropriate, observable market inputs are used to obtain the bid - offer spread, exchange rates, volatility, correlation indexes and market liquidity . iii. For the valuation of certain financial instruments exposed to interest rate risks, such as interest rate futures, caps and floors, the present (future) value method and the Black - Scholes model (plain vanilla options) are used . The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates . The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity . In addition, the Bank's management verifies that the valuation models do not incorporate significant subjectivity . Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded price . The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation . The governance structure of this process distributes responsibilities between two separate divisions : Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, policies for approving new transactions, market risk management and the implementation of valuation adjustment policies) . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 22

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production . This process ensures that the rating systems are properly reviewed and stable before use . Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out under Note 44 'Fair value of financial assets and liabilities' in these Interim Consolidated Financial Statements . k. Fixed assets This category includes the number of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases . Assets are classified according to their use as follows : i. Fixed assets for own use The fixed assets for own use include but are not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties intended to be held for continuing own use, and tangible assets acquired under finance leases . Accordingly, these assets are presented at the acquisition cost to which the related accumulated depreciation is subtracted along with, if applicable, any impairment loss resulting from comparing the net value of each item to the respective recoverable amount . Depreciation is calculated using the straight - line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation . The Bank applies the following useful lives for the tangible assets that comprise its assets : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 23 At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount . If this is the case, the asset's carrying amount is reduced to its recoverable amount . Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life . Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes . If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Interim Consolidated Statement of Income in future years based on the new useful lives . Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred . Useful Life ( M o n t h s ) ITEM - Land - Paintings and works of art 36 Carpets and curtains 36 Computers and Hardware 36 Vehicles 60 ATMs and teleconsultations 60 Other machines and equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 84 Air conditioning systems 120 Other installations 1,200 Buildings

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment loss, are the same criteria as those for fixed assets held for own use . l. Leases At the contract's creation, the Bank assesses whether it contains a lease or not . A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation . To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether : ● The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically distinct. The asset is not identified if the supplier has a significant substitution right. ● The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. ● The Bank has the right to direct the use of the asset – this is the decision - making purpose for which the asset is used. a. As a lessee The Bank recognises a right - of - use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases' . The Bank's main contracts are with its related offices and branches necessary to undertake its activities . In the beginning, the right - of - use asset is equal to the lease liability . It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration . The average incremental interest rate is 1 . 61% . Subsequently, the asset is straight - line depreciated according to the contract's duration, and the financial liability is amortised in terms of the monthly payments . The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year . The lease's term encompasses non - cancellable periods stipulated within each contract . In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non - cancellable period of its lease contracts . Contracts with a non - cancellable period of 12 months or less are treated as short - term leases . Therefore, the related payments are recorded as straight - line expenses . Any change in the lease term or rent is treated as a new measurement of the lease . In the initial measurement, the Bank measures the right - of - use asset at cost . The rent of the lease contracts is agreed in UF and payable in Chilean pesos . According to Circular No 3 , 649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement . Therefore, readjustments should be recognised as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted . The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. b. As a lessor When the Bank acts as a lessor, it first determines if the process corresponds to a financial or operating lease . To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset . In the affirmative case, it corresponds to a financial lease . Otherwise, it is an operating lease . The Bank recognises lease rentals received on a straight - line income basis over the lease term. c. Third - party financing The sum of present values of the lease payments receivable from the lessee is recognised as loans with third parties under 'Loans and receivables from customers' in the Interim Consolidated Statements of Financial Position . This includes the price of the lessee's right - to - call option by the end of the lease term when it is reasonably certain that the lessee will exercise said right . The financial income and expense derived from these contracts are recorded in the Interim Consolidated Income Statements under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 24

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued m. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank . The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Interim Consolidated Statement of Income using the effective interest method over the financing period . When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment . n. Intangible assets Intangible assets are non - monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights . The Bank recognises an intangible asset, whether purchased or self - created (at cost), when the asset's cost can be measured reliably . Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank . To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortisation and accumulated impairment loss are subtracted . Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified, and its ability to generate future economic benefits can be demonstrated . Intangible assets are amortised linearly based on their estimated useful life, defined by default at 36 months . They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated . Expenditure on research activities is recorded as the expense incurred in the year and cannot be subsequently capitalised. o. Non - current assets held for sale Non - current assets held for sale and discontinued operations Per the IFRS 5 , 'Non - current assets held for sale and discontinued operations', a non - current asset is classified as held for sale if its carrying amount will be recovered mainly through a sale transaction rather than through continued use . To apply the above classification, the asset must meet the following requirements: - It must be available in its current conditions for immediate sale, and selling must be highly probable. - For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. - Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified as such shall be measured at the lower carrying amount or fair value with fewer selling costs. Assets received or awarded in lieu of payment All assets received or awarded as credit payments and receivables from customers are recorded – in the case of dation in payment – at a price agreed between the parties or, conversely, in those cases in which there is no agreement between the parties, at the amount at which the Bank is awarded such assets in a judicial auction . In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired . If there is an excess of loans and receivables over the fair value of the goods received or foreclosed in payment when the selling cost is subtracted, they are recognised in the Interim Consolidated Income Statements under 'Provision for credit risk' . These goods are subsequently valued at the lower amount between the initially recorded figure and the net realisable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale . The differences between the two are recognised in the Interim Consolidated Income Statements under 'Other operating expenses' . At the end of each year, the Bank analyses to review the cost of sale of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year . In December 2022 , the average cost was estimated at 5 . 8 % of the appraised value ( 4 . 0 % as of December 31 , 2021 ) . In addition, a review of the appraisals (independent) is carried out every 18 months to adjust the fair value of the assets . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 25

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued These assets are generally estimated to be disposed of within one year from the award date . Under article 84 of the General Banking Law, assets not sold within this period are penalised through a single instalment . On March 25 , 2021 , the FMC issued Circular No 2247 granting an additional 18 months for the disposal of all assets that financial institutions have received in payment or are awarded between March 1 , 2019 and December 31 , 2021 , also allowing these assets' write - off to be made in instalments proportional to the number of months between the date of their receipt and that set by the Bank for their disposal . p. Income and expense recognition The most important criteria used by the Bank to recognise its revenues and expenses are summarised as follows: i. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognised on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognise income on an accrual basis when a loan or one of its instalments is 90 days overdue . This means that interest, adjustments or commissions are not recognised in the Interim Consolidated Income Statement unless received . These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Interim Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31 ) . Interest incomes of previous 'transactions with suspended accrual' are only recognised again when the debtor is up to date with its obligations . ii. Commissions, fees and similar items Fee and commission income and expenses are recognised in the Interim Consolidated Income Statements using the criteria set out in IFRS 15 , ‘Revenue from contracts with customers’ . Under IFRS 15 , 'Revenue from contracts with customers', the Bank recognises revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer . Under this definition, an asset is transferred when the customer obtains control over the asset . The Bank considers the contractual terms and its traditional business practices for determining the transfer price . The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties . The Bank consistently applies the recognition method for each performance obligation, whether it satisfies the performance obligation over time or satisfies the performance obligation at a specific point in time . The main income arising from commissions, fees, and similar items are: ● Credit prepayment fees, which include fees related to customer prepayments of credit operations. ● Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. ● Credit lines and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. ● Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third - party obligations. ● Card service fees. These refer to fees earned and accrued for the year related to credit, debit and other cards. ● Account administration fees. These comprise fees incurred to maintain current, savings and other accounts. ● Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. ● Commissions for brokerage and handling securities, which refer to income from commissions generated on brokerage, placements, administration, and custody of securities. ● Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). ● Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. ● Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 26

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ● Securitisation fees, which include fees for securitisation services. ● Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. ● Other commissions earned, which include income generated by currency exchanges, issuing demand vouchers and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: ● Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. ● Card brand licence fees. These are fees paid to the main card brands: credit, debit and provision of funds. ● Other fees for services linked to the credit card system and cards with the provision of funds. ● Expenses for loyalty and merit programme obligations for card clients. They refer to expenses related to customer benefit programmes related to the use of cards. ● Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. ● Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. ● Fees for clearing high - value payments, which include fees to ComBanc, CCLV, etc. The relationship between the segment note and the disaggregated income is presented in Note 32 Commissions. The Bank maintains loyalty programmes linked to its credit card services, which under IFRS 15 'Revenue from contracts with customers', have the necessary provisions to meet the delivery of committed performance obligations to come . Such obligations are settled immediately upon incurrence . iii. Non - financial income and expenses They are recognised under the criteria established in IFRS 15 , 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued) . iv. Commissions in the formalisation of loans Financial fees and commissions arising on the origination of loans, mainly origination or arrangement fees and information fees, are accrued and recognised in the Interim Consolidated Statements of Income over the life of the loan . q. Provisions for credit risk on loans and receivables and contingent liabilities The Bank permanently evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and credits based on payment and subsequent recovery . The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio : ● Individual assessment of debtors – This applies to debtors recognised as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis . ● Group assessment of obligors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to obligors that simultaneously meet the following conditions : i. The Bank has an aggregate exposure to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 27

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . I. Allowances for individual assessments The individual assessment of trade debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity. The analysis of debtors focuses firstly on their credit quality . Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses : Standard, Substandard and Impaired . The risk factors used in the allocation are the industry or sector, business situation, partners and management, their financial situation and ability to pay, and payment behaviour . The portfolio categories and their definitions are as follows: i. i . Normal Portfolio includes debtors with a payment ability to meet their obligations and commitments . Evaluations of the current economic and financial environment do not indicate that this will change . The classifications assigned to this portfolio are categories from A 1 to A 6 . ii. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability . There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short - term financial obligations . The classifications assigned to this portfolio are categories from B 1 to B 4 . iii. Impaired Portfolio includes debtors and loans in which repayment is considered remote, with a reduced or no likelihood of repayment . This portfolio includes debtors who have stopped paying their loans or who indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest and any other debtor who is overdue by 90 days or more in their payment of interest or capital . The classifications assigned to this portfolio are categories from C 1 to C 6 . Normal and Substandard Compliance Portfolio As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non - performance and severity, which result in the expected loss percentages : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 28 E x p ec t e d Loss (%) Severity (%) Probability of Non - Performance (%) Debtor's C a t e go ry Portfolio 0.03600 90.0 0.04 A1 0.08250 82.5 0.10 A2 0.21875 87.5 0.25 A3 Normal Portfolio 1.75000 87.5 2.00 A4 4.27500 90.0 4.75 A5 9.00000 90.0 10.00 A6 13.87500 92.5 15.00 B1 20.35000 92.5 22.00 B2 S ub s t a n da r d Portfolio 32.17500 97.5 33.00 B3 43.87500 97.5 45.00 B4

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The first step to determine the number of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the activation of the financial or real guarantees covering the operations . The respective loss percentages are applied to this exposure result . In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value realised at the disposal of the assets or equity instruments . If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to the investment grade of a local or international rating agency recognised by the FMC . Furthermore, guaranteed securities cannot be deducted from the exposure amount . Only financial guarantees and collateral can be considered . Notwithstanding the above, the Bank must maintain a minimum provision of 0 . 5 % over loans and contingent loans in the normal portfolio . Non - performing Portfolio The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on the payment of interest or principal of any loan at the end of the month . It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness . The impaired portfolio excludes : a) residential mortgage loans, with payments overdue less than 90 days ; and b) loans to finance higher education according to Law No 20 , 027 , provided the breach conditions outlined in Circular No 3454 of December 10 , 2008 , are not fulfilled . The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses . Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor . The allowance rates applied over the calculated exposure are as follows : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 29 Allowance Estimated range of loss Classification 2% Up to 3% C1 10% Between 3% and 20% C2 25% Between 20% and 30% C3 40% Between 30% and 50% C4 65% Between 50% and 80% C5 90% More than 80% C6 All the obligor's loans are maintained in the impaired portfolio until its payment ability is normalised, notwithstanding the charge - off of each particular credit that meets Title II of Chapter B - 2 of the CASB . Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met : i. The debtor has no obligations overdue with the Bank by 30 days or more. ii. The debtor has not been granted loans to pay its obligations. iii. At least one of the payments includes the amortisation of capital. iv. If the debtor has made partial loan payments in the last six months, two payments must already be made. v. Four consecutive instalments have been made if the debtor must pay monthly instalments for one or more loans. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued II. Allowances for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and debtor exposures that simultaneously meet the following conditions : i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20 , 000 . The aggregate exposure is considered the gross of provisions or other mitigants and includes housing mortgages in its calculation . Concerning off - balance sheet items (contingent claims), the gross amount is calculated by applying the credit translation factors defined in Chapter B - 3 of the Compendium of Accounting Standards for Banks . ii. Each aggregate exposure to a single counterparty does not exceed 0 . 2 % of the total portfolio related to the group - rated loans . For determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and agreed conditions to establish, using technically sound estimates and prudential criteria, both the payment behaviour of the group and the recoveries of its non - performing loans . This is done using a model based on the characteristics of debtors, payment history, outstanding loans and delinquency, among other relevant factors . The Bank uses credit risk methodologies based on internal and/or standard models to estimate provisions for the group - assessed portfolio . These include commercial loans for debtors not individually assessed, housing loans and consumer loans (including instalment loans, credit cards and overdraft facilities) . This methodology helps to independently identify the portfolio's performance one year ahead and determine the provision necessary to cover the losses arising in the period of one year from the balance sheet date . Customers are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (customer - portfolio model) ; this is known as the profiling method . The profiling method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as delinquency, external behaviour, socio - demographic variables, and a response variable that determines the customer's risk . In this case, delinquency is equal to or greater than 90 days . Hence, common profiles are established and assigned a Probability of Non - Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Therefore, once the customers have been profiled and the loan's profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated . This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating guarantees (for credits other than consumer loans) . Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognise minimum provisions according to standard methods established by the FMC for those types of loans . While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own methodologies for determining adequate provisions to protect the portfolio's credit risk . Provisions must be made considering the higher value obtained between the respective standardised method and the internal method . Standard method of group portfolio provisioning i. Mortgage portfolio Under the CASB, the Bank applies the standard provisioning method for residential mortgages . Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (LTV) that protects it . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 30

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The relevant provisioning factor according to delinquency and LTV is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 31 No n - p e r f o r m i n g portfolio 60 - 89 30 - 59 1 - 29 0 Days past due at m on t h - e n d LTV Range 100 75.1614 46.0536 21.3407 1.0916 PI (%) 0.0537 0.0482 0.0482 0.0441 0.0225 PDI (%) LTV ≤ 40% 0.0537 0.0362 0.0222 0.0094 0.0002 PE (%) 100 78.9511 52.0824 27.4332 1.9158 PI (%) 3.0413 2.9192 2.9192 2.8233 2.1955 PDI (%) 40% < LTV ≤ 80% 3.0413 2.3047 1.5204 0.7745 0.0421 PE (%) 100 79.6952 52.5800 27.9300 2.5150 PI (%) 22.2310 22.1331 21.9200 21.6600 21.5527 PDI (%) 80% < LTV ≤ 90% 22.2310 17.6390 11.5255 6.0496 0.5421 PE (%) 100 80.3677 53.0800 28.4300 2.7400 PI (%) 30.2436 30.1558 29.5900 29.0300 27.2000 PDI (%) LTV > 90% 30.2436 24.2355 15.7064 8.2532 0.7453 PE (%) LTV= (Loan - to - Value Ratio) unpaid loan principal/value of the mortgage collateral. This standardised approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral . If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the non - performing portfolio, with provisions calculated for each according to their respective LTV percentages . In the case of housing mortgage loans linked to housing and subsidy programmes of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by the loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V) . Therefore, the LP factors to be applied to the corresponding provisioning percentage are presented in the table below : Loss mitigation (LM) factor for loans with state auction insurance Segment V: Deeded house price (UF) LTV Range 1,000< V <= 2,000 V<1,000 100 LTV <= 40% 40% < LTV <= 80% 96 95 80% < LTV <=90% 89 84 LTV > 90% ii. Commercial portfolio Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans. Before implementing the standard method, the Bank used internal models to determine group business provisions.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued a. Commercial leasing operations The provision factor must be applied to the current value of commercial leasing operations (including the call option) for these operations . Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (PVB), as indicated in the following tables : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 32 Probability of Non - Performance (PNP) applicable according to delinquency and type of asset (%) Type of asset Days past due at the end of the month Non - real estate Real estate 1.61 0.79 0 12.02 7.94 1 - 29 40.88 28.76 30 - 59 69.38 58.76 60 - 89 100.00 100.00 Non - performing portfolio Probability of Non - Performance (PNP) applicable by PVB range and type of asset (%) Non - real estate Real estate PVB range (*) 18.2 0.05 PVB ≤ 40% 57.00 0.05 40% < PVB ≤ 50% 68.40 5.10 50% < PVB ≤ 80% 75.10 23.20 80% < PVB ≤ 90% 78.90 36.20 PVB > 90% (*) PVB= Current value of operation/leased asset value The PVB ratio will be determined considering the appraisal value, expressed in UF for real estate and Pesos for non - real estate, recorded at the time of granting the respective credit, considering any situations that may be causing pricing rises of the asset at that time . b. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable . The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month . Where payment is due, the factor will also depend on the delinquency of the payment . For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20 , 027 (CAE) and, on the other hand, the CORFO guarantee credits or other student loans . Probability of Non - Performance (PNP) according to enforceability, delinquency and type of loan (%) Type of student loan Days past due at month - end Presents payment enforceability or interest at month - end C O R F O a n d others CAE 2.90 5.20 0 15.00 37.20 1 - 29 43.40 59.00 30 - 59 Yes 71.90 72.80 60 - 89 100.00 100.00 Non - performing portfolio 16.50 41.60 N/A No

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 33 Probability of Non - Performance (PNP) applicable by PVB range and type of asset (%) Type of student loan Presents payment enforceability or interest at month - end CORFO and others CAE 70.90 Yes 45.80 50.30 No c. Generic commercial loans and factoring For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (PTVG) securing them, as indicated in the following tables : Probability of Non - Performance (PNP) applicable according to delinquency and PTVG range (%) Guarantee Days past due at month - end No guarantee PTVG > 100% PTVG ≤ 100% 4.91 2.68 1.86 0 22.93 13.45 11.60 1 - 29 45.30 26.92 25.33 30 - 59 61.63 41.31 41.31 60 - 89 100.00 100.00 100.00 Non - performing portfolio Severity (SEV) applicable according to PTVG range (%) Factoring with responsibility Factoring and other commercial loans without responsibility PTVG Range Guarantee ( w i t h / w i t hou t ) 3.20 5.00 PTVG ≤ 60% Guarantee 12.80 20.30 60% < PTVG ≤ 75% 20.30 32.20 75% < PTVG ≤ 90% 27.10 43.00 9 0% < P T VG 35.90 56.90 No guarantee The guarantees used to calculate the PTVG ratio of this method may be of a specific or general nature, including those that are both specific and general . However, a guarantee can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favour of the Bank and only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors) . The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation . The following considerations must be taken into account when calculating the PTVG ratio : i. Transactions with specific guarantees : those in which the debtor provided specific guarantees for generic commercial loans and factoring . The PTVG ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value . ii. Transactions with general guarantees : when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding PTVG jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining hedge clauses, protect the credits considered in the numerator of the ratio mentioned above .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The amounts of collateral used in the PTVG ratio in (i) and (ii) should be determined according to the: - Type of real guarantee, the guarantee's last valuation is its appraisal or fair value. Therefore, the criteria in Chapters 7 - 12 of the Updated Collection of Standards should be considered to determine fair value. - Possible situations that could be causing temporary increases in the values of the guarantees. - Limitations on the amount of coverage established in their respective clauses. III. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis - à - vis third parties upon a future event to make a payment or disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B - 1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 34 Credit T r a n s l a t i o n Factors (FCC) Type of loan 10% Immediately repayable unrestricted credit lines 15% Contingent loans linked to CAE 20% Letters of credit for goods movement operations 40% Other unrestricted credit lines 50% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 100% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans In the case of transactions with clients with non - performing loans, such exposure shall always equal 100% of their contingent loans. IV. Guarantees and credit enhancements Guarantees are only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favour are met . Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses, in the event of a debtor's non - performance. For mortgages and pledges on goods, the Bank undertakes analyses highlighting the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values . Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least three years prior . The Bank has the necessary collateral revaluation policies in place . Financial guarantees, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned . The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs . Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued V. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . As set out in number 9 of Chapter B - 1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims . VI. VI. Provisions related to financing with FOGAPE guarantee Covid - 19 The FMC requested the determination of specific provisions for loans secured by the FOGAPE Covid - 19 guarantee, for which the expected loss must be determined . This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B - 1 . This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable . Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them . When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid - 19 hedge, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor . When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4 , 1 (a) of Chapter B - 1 and shall be recognised in accounts separate from commercial, consumer and housing provisions . VII. Impaired receivables and suspension of accrual For individual assessments, the impaired portfolio comprises loans classified in the 'non - performing portfolio' plus categories B 3 and B 4 of the 'substandard portfolio' . For group assessment, it comprises loans in the 'non - performing portfolio' . The Bank ceases to recognise income on an accrual basis in the Interim Consolidated Statement of Income when the loan or one of its instalments is 90 days overdue . From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Interim Consolidated Statement of Financial Position . No income from such loans shall be recognised unless duly received in the Interim Consolidated Statement of Income . VIII. Charge - offs As a general rule, charge - offs should be applied when the contractual rights to the cash flows expire. The charge - offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in instalments or a leasing transaction (there are no partial charge - offs) . This includes overdue, past - due and current instalments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency . Charge - offs are always booked against the credit risk provisions set up under Chapter B - 1 of the CASB, regardless of the reason for the write - off . Charge - offs should be carried out in the following circumstances, whichever occurs first: a. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded on the asset. b. When an unencumbered claim is 90 days old since it was registered as an asset. c. Upon expiry of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. d. When the period of arrears of a transaction reaches the time limit for charge - offs set out below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 35

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 36 Term Type of loan 6 months Consumer loans with or without collateral 24 months Other transactions without collateral 36 months Commercial loans with collateral 48 months Mortgage loans 6 months Consumer leasing 12 months Other non - mortgage leasing transactions 36months Mortgage leasing (household and business) IX. Recovery of loans previously written off and receivables from clients Subsequent payments on written - off transactions shall be recognised in profit or loss as recoveries of impaired loan receivables . When there are recoveries in terms of goods, the income is recognised as the amount by which they are incorporated into the asset under the provisions of the Chapter on Goods received or awarded in payment of obligations . The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are returned to the asset . r. Impairment of financial assets other than loans and receivables and contingent liabilities The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at the amortised cost other than loans and contingent receivables . The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward - looking information . This model uses a dual measurement approach in which the impairment provision is measured as follows : ● Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. ● Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition . Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months' . When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis) . Based on changes in credit quality, IFRS 9 describes a 'three - step' impairment model according to the following diagram :

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 37 Change in credit quality since initial recognition Phase 3 Phase 2 Phase 1 Credit - impaired assets Significant increase in credit risk since initial recognition Initial recognition Lifetime credit loss Lifetime credit loss Credit loss expected in 12 months Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions . When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator . Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: PD: The probability of default estimates the probability of non - performance over a given time frame. LGD: Loss - given default estimates the loss that would occur in the event of a default at a given time. EAD : Exposure at default is an estimate of the exposure at a future date of non - performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults . The parameters used for the calculation of impairment provisions were developed based on the infrastructure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward - looking information, point - in - time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through PD lifetime, among others . Collateral and other credit enhancements are considered to measure expected credit loss. Determination of significant risk increase To determine the classification at phase 2 , it is assessed whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions, considering a series of principles that ensure that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators . All of this is subject to the expert judgement of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance . The judgements and criteria used to establish thresholds are based on several principles and develop a set of techniques. The principles are as follows: • Universality: all financial instruments under a credit rating must be assessed for their potential SICR. • Proportionality: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward - looking information. • Risk management integration: criteria should be consistent with those metrics considered in day - to - day risk management. • Documentation: Appropriate paperwork must be prepared. For classify phase 2 financial instruments, we consider the following criteria: • Quantitative criteria : changes in the risk of a default occurring over the expected life of the financial instrument are analysed and quantified relative to its level of credit risk at inception . For this purpose, quantitative thresholds have been defined for the portfolios . These thresholds can be expressed as an absolute or relative increase in the probability of default .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Qualitative criteria : using expert judgement, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc . ) . • Definition of default : this definition entails the application of various criteria to classify exposures as phase 3 , including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations . • Expected life of the financial instrument : we estimate the expected life of a financial instrument considering all contractual terms (e . g . prepayments, duration, call options, etc . ) . Recognition of expected credit loss An entity shall recognise in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately . For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value . Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date . In the case of assets measured at amortised cost, impairment is presented through a supplementary account that reduces the asset's value . s. Impairment of non - financial assets The Bank's non - financial assets are reviewed at each reporting date of the Interim Consolidated Financial Statements for indications of impairment (i . e . , when the carrying amount exceeds the recoverable amount) . If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss . The recoverable amount is the higher of fair values minus disposal costs and value in use . In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted . If the recoverable amount of an asset is estimated to be lower than its carrying amount, it is written down as its recoverable amount . The impairment loss is recognised immediately in profit or loss . Concerning other assets, impairment loss recognised in prior periods is assessed at each reporting date for any indication that the loss has decreased and should be reversed . The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years . Loss for goodwill impairment recognised through capital gains is not reversed . t. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity is uncertain . These provisions are recognised in the Interim Consolidated Statements of Financial Position when all the following requirements are met : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 38 i ii . i. It is a present obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events . These are only confirmed if one or more uncertain future occurrences are not wholly within the Bank's control . The Interim Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not . Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period . Provisions are used when the liabilities for which they were originally recognised are settled . Partial or total reversals are recognised when such liabilities cease to exist or are reduced .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Provisions are classified according to the obligation covered as follows: - Provisions for employee benefit obligations - Provisions for lawsuits and litigations - Provisions for operational risk - Provisions for mandatory dividends - Provisions for contingent loan risks - Provisions for contingencies u. Income tax and deferred taxes The Bank recognises, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases . Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realised or settled according to current tax legislation . The future effects of tax legislation or tax rate changes are recognised in deferred taxes from when the law approving such changes is published . Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities . In addition, it should be included the monthly provision payments to be recovered for profits absorbed by tax losses . In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation . For its presentation in the Interim Consolidated Statements of Financial Position, under IAS 12 , the tax items should be cleared at the taxing entity’s level as deemed appropriate to subsequently add the net balances per taxing entity on a consolidated level . v. Employee benefits i. Post - employment benefits – Defined Benefit Plan: According to the current collective labour covenant and other agreements, Banco Santander - Chile makes available an additional benefit for its main executives consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement . Features of the Plan: The main features of the Post - Employment Benefits Plan promoted by the Banco Santander - Chile are: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 39 i ii . i. Aimed at the Bank's management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. The projected unit credit method calculates the present value of the defined benefit obligation and the current service cost. Components of defined benefit cost include: - Current and past service costs are recognised in profit or loss for the period. - Net interest over the net defined benefit liability (asset), recognised in profit or loss for the period. - New net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognised in other comprehensive income. The net defined benefit liability is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The plan assets comprise the pension fund procured by the Bank through an unrelated third party . These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits . The Bank recognises the present service cost and the net interest of the 'Personnel wages and expenses' on the Interim Consolidated Statement of Income . The plan's structure does not generate actuarial gains or losses . The plan's performance is established and fixed during the period ; consequently, there are no changes to the asset's ceiling . Accordingly, there are no amounts recognised in other comprehensive income . The post - employment benefits liability, recognised in the Interim Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank . Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions . When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease . ii. Severance package: Severance packages by years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its activation are known . iii. Cash - settled share - based payments: The Bank allocates cash - settled share - based payments to executives of the Bank and its Subsidiaries under IFRS 2 . Accordingly, the Bank measures the services received and the obligation incurred at fair value . Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognising any change to fair value in the income statement for the period . w. Use of Estimates Preparing the Interim Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect applying the accounting policies and the reported values of assets, liabilities, revenues and expenses . Accordingly, actual results may differ from these estimates . In certain cases, the International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair value . The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date . When available, quoted market prices in active markets have been used for measurement . When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques . The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC . These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay . Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Interim Consolidated Statement of Income . Loans are written off when the contractual rights for the cash flows expire . Nevertheless, the Bank will charge off per Title II of Chapter B - 2 of the Compendium of Accounting Standards issued by the FMC for loans and accounts receivable from clients . Charge - offs are recorded as a reduction of credit risk provisions . The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments . Revised accounting estimates are recorded in the period the estimate is revised and in any affected future period . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 40

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued These estimates are based on the best available information and mainly refer to the following: - Allowances for loan loss (Notes 13 and 41) - Impairment loss on certain assets (Notes 11, 13, 15, 16, 17, 39 and 40) - The useful lives of tangible and intangible assets (Notes 15, 16 and 17) - The fair value of assets and liabilities (Notes 8, 11, 12, 21 and 44) - Commitments and contingencies (Note 29) - Current and deferred taxes (Note 18) x. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period . Diluted earnings per share are calculated similarly to basic earnings . Still, the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt . As of June 30 , 2023 , and 2022 , and December 31 , 2022 , the Bank does not hold any instruments that have a dilutive effect on equity . y. Temporary acquisition (assignment) of assets Purchases or sales of financial assets under non - optional repurchase agreements at a fixed price (repos) are recorded in the Interim Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Credits and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits and collections') . The difference between the purchase and sale prices is recorded as financial interest over the contract's life. z. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander SA Sociedad Securitizadora) that third parties own are not included in the Interim Consolidated Statements of Financial Position . The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Interim Consolidated Statement of Income . aa. Provision for mandatory dividends As of June 30 , 2023 , and 2022 , and December 31 , 2022 , the Bank recognised a liability (provision) for minimum or mandatory dividends . This provision is made under Article 79 of the Chilean Corporation Law, which is under the Bank's internal policy, which requires at least 30 % of net income for the period to be distributed, except in the case of a contrary resolution adopted at the respective shareholders' meeting by unanimous vote of the outstanding shares . This provision is recorded as a deduction from 'Retained earnings' under 'Provision for dividends, interest payments and repricing of equity financial instruments' in the Interim Consolidated Statements of Changes in Equity . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 41

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Interim Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below : a. Accounting Standards issued by the Financial Market Commission. There are no new accounting pronouncements to be adopted in this period . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IAS 1 - Classification of liabilities as current - non - current . On January 23 , 2020 , the IASB issued an amendment affecting only the presentation of liabilities in the financial statements . The classification as current or non - current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only rights outstanding at the end of the reporting period affect the classification of a liability . Along the same lines, it specifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer a liability settlement and clarifies that the settlement refers to the transfer of cash, equity instruments, and other assets or services to the counterparty . This amendment is effective as of January 1 , 2023 , to be applied retrospectively, with early application permitted . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Amendment to IAS 8 - Definition of Accounting Estimates . As of February 12 , 2021 , the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate . According to the new definition, accounting estimates are 'monetary amounts in the financial statements subject to measurement uncertainty' . The amendments are effective for annual periods beginning on or after January 1 , 2023 , and include changes in accounting policies and accounting estimates occurring on or after the beginning of that period . Early application is allowed . This amendment does not have any material impact on the presentation of the Interim Consolidated Financial Statements of the Bank . Amendment to IAS 1 and Statements of the practice of IFRS 2 - Disclosures of accounting policies . As of February 12 , 2021 , the IASB published this amendment intended to assist preparers in deciding which accounting policies should be disclosed in their financial statements . The modifications include the following : ▪ An entity must now disclose its material accounting policy information instead of its significant accounting policies ; ▪ it explains how an entity can identify material accounting policy information and gives examples of when it will likely be material ; ▪ the amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial ; the amendments clarify that accounting policy information is material if users of an entity’s financial statements need it to understand other material information in the financial statements ; and ▪ the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information . In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain the application of the ‘four - step materiality process’ to accounting policy information to support the amendments to IAS 1 . The amendments are applied prospectively . The amendments to IAS 1 are effective for annual periods beginning January 1 , 2023 . Early application is allowed . Once the entity applies the amendments to IAS 1 , it is also permitted to apply them to IFRS Practice Statement 2 . The Bank has reviewed its disclosures under these standards, resulting in no material amendments . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 42

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED, continued Amendment IAS 12 - Deferred taxation of assets and liabilities arising from a single transaction . This Amendment was issued on May 7 , 2021 , concerning the treatment of deferred taxes over leases and decommissioning obligations . In these cases, the entities shall recognise deferred assets and liabilities if equal deductible and temporary taxable differences arise . The amendment is effective for annual reporting periods beginning on or after January 1 2023 , with early adoption permitted . Management has implemented this amendment to the Interim Financial Consolidated Statements of the Bank . Amendment of IFRS 17 - Initial Application of IFRS 17 and IFRS 9 , Comparative information . This amendment was issued on December 9 , 2021 . It considers that if an entity applies IFRS 17 and IFRS 9 simultaneously for the first time, it can apply to a ‘classification overlay’ to present comparative information regarding financial assets if this comparative information has not been restated per IFRS 9 . The comparative information of a financial asset will not be restated if the entity chooses not to do so for previous financial periods, or if the entity restates prior financial exercises . Still, the financial asset has been derecognised during those previous periods . An entity that opts to apply this amendment will do so when first applying IFRS 17 (January 1 , 2023 ) . This amendment has no material impact on the presentation of the Interim Consolidated Financial Statements . Amendment IAS 12 - International Tax Reform, based on Pillar Two Model Rules . The amendments introduce an exception to the requirements of IAS 12 , allowing an entity not to recognise and not disclose information about deferred tax assets and liabilities related to OECD Pillar Two income taxes ; the entity applying the exception must disclose that it has applied the exception which is effective immediately upon issuance of the amendment ; the remaining disclosure requirements are required for annual periods beginning on or after January 1 , 2023 . This amendment has no material impact on the presentation of the Interim Consolidated Financial Statements . 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Interim Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of June 30 , 2023 . Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date . a. Accounting Standards issued by the Financial Market Commission. General Standard No 484 - Commissions on credit operations . Law No 18 , 010 and adjustment to current contracts . As of August 5 , 2022 , the FMC has issued this instruction to establish requirements, rules, and conditions to be met by fees charged regarding money lending transactions . In general terms, any payment that the creditor receives or is entitled to receive will be considered interest, except for those that have a special legal regime and those that comply with the following : 1. The charge made to the debtor must be calculated based on the service provision’s cost. 2. The service must be real and veritably provided to the debtor and distinct from those inherent to the money lending operation. 3. The amount to be paid by the debtor must have been expressly informed and accepted by the debtor before collection and service provision. 4. The charges deriving from the services contracted for credit operations must be made available to the public via the same channels used to make offers or secure contracts of credit operations. Inherent services are defined as those necessary to initiate, execute, materialise or terminate the credit operation and those that the creditor is obliged to provide in compliance with legal and regulatory requirements applicable to credit operations . As stated above, the same requirements and rules governing fees and commissions apply to money lending transactions that use credit lines from current accounts or credit cards . Management, operation and maintenance services must be considered fees, provided that the charge is not based on the credit operation’s amount or has been applied for another service product . Any charges that do not comply with commissions must be considered fees to calculate the maximum conventional rate . The instructions are effective as of August 1 , 2023 . Institutions that need to modify contracts must communicate so at their own expense to their clients by the means agreed with them, providing an annexe of amendments and justifying their acceptance or rejection . Institutions may only terminate the contract in the event of rejection of the amendments intended to align the contracts to the changes introduced . The Bank undertook a process of identifying, assessing, modifying and disclosing changes associated with compliance with this standard, which has no material effect on the Bank's consolidated financial statements . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 43

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED, continued Regulation for the new standardised methodology to calculate provisions for the consumer portfolio On August 17 , 2022 , the Financial Market Commission (FMC) announced the start of the public consultation regarding the standardised methodology for calculating consumer and contingent loans granted by banking institutions established in the country . The regulation under consultation would allow all loans granted by banks to have a standard methodology for calculating provisions, as for other portfolios . This consultation period ended on December 31 , 2022 . As of the date these financial statements were issued, the final regulations have not yet been published . b. Accounting Standards issued by the International Accounting Standards Board. Amendment to IFRS 16 - Lease liability on a sale and leaseback . This amendment, issued on September 22 , 2022 , requires a lessee - seller to measure lease liabilities arising after a lease in a manner that does not recognise any gain or loss related to the right - of - use . The new requirements do not prevent a vendor - lessee from recognising any gain or loss related to a lease's partial or total termination in profit or loss . The amendments are effective for annual periods beginning on or after January 1 , 2024 . Early application is allowed . The administration will evaluate this amendment whenever it presents leaseback sales . Amendment to IAS 7 and IFRS 7 - Supplier finance arrangements . The amendment to IAS 7 Statement of Cash Flows and IFRS 7 Disclosures about Financial Instruments requires an entity to disclose information about supplier finance arrangements that enable users of Financial Statements to evaluate the effects of those arrangements on the entity's liabilities and cash flows and its exposure to liquidity risk . The amendments to IAS 7 apply for annual periods beginning on or after January 1 , 2024 , and the amendments to IFRS 7 when the amendments to IAS 7 are applied . Accordingly, the Administration will await the new validity to assess the potential effects of this modification . IFRS S 1 - General requirements for reporting sustainability - related financial disclosures . On June 26 , the International Sustainability Standards Board (ISSB) published this standard, which aims to require an entity to disclose information about its sustainability - related risks and opportunities that are useful to users of general - purpose financial reports in making decisions to the extent that these affect the entity's cash flows, access to finance or cost of capital in the short, medium or long term . Accordingly, the Administration will await the new validity to assess the potential effects of this modification . IFRS S 2 - Climate - related disclosures . On June 26 , the International Sustainability Standards Board (ISSB) published this standard, which aims to require an entity to disclose information about its climate - related risks and opportunities that is useful to users of general - purpose financial reports when making decisions . Accordingly, the Administration will await the new validity to assess the potential effects of this modification . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 44

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 04 - ACCOUNTING CHANGES As of the date these Interim Consolidated Financial Statements were issued, there were no accounting changes to disclose. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 45

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 05 - SIGNIFICANT EVENTS As of June 30 , 2023 , the following events, considered by the Bank's management as material and affecting the Bank's operations, have been recorded in the Interim Consolidated Financial Statements . Board of Directors At a Directors Board Meeting on March 28 , 2023 , it was agreed upon to summon an Ordinary Shareholders' Meeting for April 19 , 2023 , to propose a distribution of profits and dividend payments taken from the 60 % of retained earnings as of December 31 , 2022 , equivalent to $ 2 . 57469221 per share . It also was proposed that the remaining 40 % of profits be used to increase the Bank's reserves and/or profit . Considering the above, the Bank decided to increase the minimum provision for dividend payments up to 60 % of the profits accrued during 2022 . In the same Board meeting mentioned above, the resignation of Alternate Director Oscar von Chrismar was acknowledged, being replaced by Maria Olivia Recart Herrera . Shareholders' Meeting At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ('Profit attributable to the equity holders'), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 , 57469221 per share . It was also approved that 40 % be allocated to : • Increasing Retained Earnings from prior years by the amount necessary to meet the payment of the next three interest coupons on the bonds with no fixed maturity. • Increasing the Bank's Reserves and other retained earnings by the remaining amount. Furthermore, the following were elected as full directors : Claudio Melandri Hinojosa (chairman), Rodrigo Vergara Montes (independent), Orlando Poblete Iturrate (independent), Felix de Vicente Mingo (independent), Maria Olivia Recart Herrera (independent), Ana Dorrego de Carlos, Rodrigo Echenique Gordillo, Lucia Santa Cruz Sutil, Blanca Bustamante Bravo (independent) and as alternate directors Juan Pedro Santa Maria Perez (independent) and Alfonso Gómez Morales (independent) . At the aforementioned Ordinary Shareholders' Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as external auditors for the 2023 financial year . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 46

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 05 - SIGNIFICANT EVENTS, continued Bond Issuance In 2023, the Bank issued current FMC bonds for CLP 700,000,000,000 and UF 15,000,000. Details of the placements made during the current year are included in Note 22. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 47 Other The Ministry of Treasury, alongside The Chilean Banks and Financial Institutions Association AG (ABIF), announced that Transbank shareholder banks started the process of selling their stock ownership in this company in consideration of the enactment of the four - part model in the payment system . Shareholders have determined JPMorgan as their advisor bank for the disposal . At the Extraordinary Board Meeting of Getnet held on April 5 , 2023 , Mr Carlos Alfredo Rocca Vidal resigned as General Manager of the Company, and the Board unanimously appointed Mr Fernando Benito Olivares as the new General Manager . M a t u r it y Date Issue A m oun t Issuance Date I ss u a n c e rate Annual Term O r i g i n a l Currency Series 12 - 01 - 2028 100,000,000,000 12 - 01 - 2022 6.60% 6 years CLP AA1 06 - 01 - 2029 100,000,000,000 12 - 01 - 2022 6.20% 6.5 years CLP AA2 09 - 01 - 2030 100,000,000,000 09 - 01 - 2022 6.20% 8 years CLP AA3 03 - 01 - 2033 100,000,000,000 09 - 01 - 2022 6.25% 10.5 years CLP AA4 02 - 01 - 2032 10,000,000 08 - 01 - 2022 2.95% 9.5 years UF AA5 10 - 01 - 2037 5,000,000 10 - 01 - 2022 2.70% 15 years UF AA6 08 - 01 - 2026 75,000,000,000 02 - 01 - 2023 6.80% 3.5 years CLP AA7 09 - 01 - 2027 100,000,000,000 03 - 31 - 2023 6.70% 4.5 years CLP AA8 11 - 01 - 2030 75,000,000,000 03 - 31 - 2023 6.30% 8 years CLP AA9 03 - 01 - 2026 50,000,000,000 04 - 24 - 2023 7.10% 8 years CLP AA10

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 06 - REPORTING SEGMENT The Bank manages and measures the performance of its operations by business segments . Their reporting is based on the Bank's internal information system for management of the segments established by the Bank . Inter - segment transactions are conducted under normal commercial terms and conditions . Each segment's assets, liabilities, and results include items directly attributable to the segment on which they can be allocated reasonably . A business segment comprises clients to whom a differentiated product offer is directed while being homogeneous in terms of their performance and measured similarly . To comply with the strategic objectives established by the senior management and adapt to changing market conditions, the Bank makes organisational adjustments from time to time . These adjustments affect how it is managed or administered to a greater or lesser extent . Accordingly, the present disclosure provides information on how the Bank is managed as of June 30 , 2023 . The Bank comprises the following business segments : Retail Banking It comprises individuals and small to middle - sized companies (SMEs) with an annual income of less than MCh $ 3 , 000 . This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, mutual funds, stockbroking and insurance . Additionally, SME clients are offered government - guaranteed loans, leasing and factoring . Middle - market This segment comprises companies and large corporations with annual sales exceeding MCh $ 3 , 000 , such as universities, government entities, municipalities and regional governments and companies in the real estate sector executing projects for sale to third parties, along with all construction companies with annual sales over MCh $ 800 and no market cap . The companies within this segment have access to many products, including commercial loans, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance . Additionally, companies in the real estate industry are offered specialised services to finance residential projects, with the aim of raising mortgage loan sales . Global Corporate Banking This segment comprises foreign multinational companies or Chilean multinational companies with sales above MCh $ 10 , 000 . This segment offers a wide range of products, including commercial lending, leasing, factoring, trade finance, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance . This segment also counts with a Treasury Division, which provides sophisticated financial products to Middle - market and Global Corporate Banking companies . These include products such as short - term financing and fundraising, brokerage services, derivatives, securitisation, and other tailor - made products . In addition, the Treasury Division may act as a broker for transactions as well as manage the Bank's investment portfolio . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 48

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 06 - REPORTING SEGMENTS, continued Corporate Activities ('Other') This segment includes Financial Management, which performs the global management of the structural exchange rate item, the parent entity's structural interest rate risk, and the liquidity risk . The latter is managed through the implementation of emissions and utilisations . Likewise, it also manages its own resources, the capital endowment of each unit and the cost of financing the investments made . This usually entails that this segment has a negative contribution to the results . Furthermore, this segment incorporates all intra - segment results and all activities not allocated to a segment or product with customers . The accounting policies of the segments are the same as those described in the SUMMARY of accounting policies and are customised to meet the Bank's management needs . The Bank's earnings stem mostly from income from interests, fees, commissions, and financial operations . Accordingly, the highest decision - making authority for each segment relies primarily on interest income, fee income and provision for expenses to assess segment performance and thus make decisions on the resource allocation to the segments . The tables below show the Bank's balances by business segment as of June 30 , 2023 , and 2022 . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 49 For the period of 6 months until June 30, 2023 Net segment c ont r ib ut ion Support ex p e n se s (4) F in a n c i a l transacti ons, net (3) Net c o mmi ss ion income Net i nt e r es t and adjustment income Demand a n d t ime d e po s i t s (2) Loans and receivables from clients (1) Provisions MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Segments 338,022 (327,052) (218,893) 21,286 191,057 671,624 13,728,549 27,735,967 Retail Banking 212,321 (52,173) (15,550) 14,478 32,324 233,242 5,890,315 8,571,668 Middle - market 207,143 (45,086) 2,372 99,055 25,062 125,740 7,465,218 2,903,141 Corporate Investment Banking (461,392) (7,194) 484 27,519 17,413 (499,614) 1,080,317 28,888 Corporate Activities ('Other') 296,094 (431,505) (231,587) 162,338 265,856 530,992 28,164,399 39,239,664 Total 2,123 Other operating income (7,463) Other operating expenses and impairments 2,195 Results of non - current assets and disposal groups not qualifying for discontinued operations 4,197 Results from investments in companies 297,146 Results from continuing operations before taxes (24,524) Income tax 272,622 Profit from continuing operations after taxes - Results from discontinued operations before taxes - Discontinued operations tax - Results from discontinued operations after taxes 272,622 Consolidated profit for the period (1) Loans receivable from clients plus the balance indebted by banks, without deducting their allowances for loan losses (2) Corresponds to deposits, demand liabilities, and other time deposits. (3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 06 - REPORTING SEGMENTS, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 50 For the period of 6 months until June 30, 2022 Net segment c ont r ib ut ion Support ex p e n se s (4) Provisions F in a n c i a l transacti ons, net (3) Net c o mmi ss ion income Net i nt e r es t and adjustment income Demand a n d t ime d e po s i t s (2) Loans and receivables from clients (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Segments 279,459 (313,083) (139,084) 16,910 147,778 566,938 13,871,744 26,253,860 Retail Banking 153,907 (52,228) (24,083) 10,157 30,191 189,870 6,054,873 9,077,013 Middle - market 112,276 (43,385) (7,619) 75,922 16,264 71,094 6,654,293 2,713,772 Corporate Investment Banking 123,551 (8,286) 8,184 (3,733) (2,264) 129,650 1,038,018 112,288 Corporate Activities ('Other') 669,193 (416,982) (162,602) 99,256 191,969 957,552 27,618,928 38,156,933 Total 1,241 Other operating income (57,534) Other operating expenses and impairments (1,953) Results of non - current assets and disposal groups not qualifying for discontinued operations 4,393 Results from investments in companies 615,340 Results from continuing operations before taxes (86,146) Income tax 529,194 Profit from continuing operations after taxes - Results from discontinued operations before taxes - Discontinued operations tax - Results from discontinued operations after taxes 529,194 Consolidated profit for the period (1) Loans receivable from clients plus the balance indebted by banks, without deducting their allowances for loan losses (2) Corresponds to deposits, demand liabilities, and other time deposits. (3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 06 - REPORTING SEGMENTS, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 51 For the quarter ended June 30, 2023 Net segment c ont r ib ut ion Support ex p e n se s (4) Provisions Financial t r a n sac t io ns, net (3) Net c o mmi ss ion income Net i nt e r es t and adjustment income Dem a n d a n d time deposits (2) Loans and receivables f r o m c l ie nt s (1) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Segments 174,664 (168,098) (105,818) 11,062 96,344 341,174 13,728,549 27,735,967 Retail Banking 101,042 (26,580) (10,262) 6,721 15,658 115,505 5,890,315 8,571,668 Middle - market 97,787 (22,489) 956 42,335 13,780 63,205 7,465,218 2,903,141 Corporate Investment Banking (236,779) (3,780) (2,214) 24,848 10,139 (265,772) 1,080,317 28,888 Corporate Activities ('Other') 136,714 (220,947) (117,338) 84,966 135,921 254,112 28,164,399 39,239,664 Total 1,579 Other operating income (694) Other operating expenses and impairments (734) Results of non - current assets and disposal groups not qualifying for discontinued operations 2,655 Results from investments in companies 139,520 Results from continuing operations before taxes (6,686) Income tax 132,834 Profit from continuing operations after taxes - Results from discontinued operations before taxes - Discontinued operations tax - Results from discontinued operations after taxes 132,834 Consolidated profit for the period (1) Loans receivable from clients plus the balance indebted by banks, without deducting their allowances for loan losses (2) Corresponds to deposits, demand liabilities, and other time deposits. (3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 06 - REPORTING SEGMENTS, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 52 For the quarter ended June 30, 2022 Net segment c ont r ib ut ion Support ex p e n se s (4) F in a n c i a l transacti ons, net (3) Net c o mmi ss ion income Net i nt e r es t and adjustment income Demand a n d t ime d e po s i t s (2) Loans and receivables from clients (1) Provisions MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Segments 131,314 (162,475) (72,278) 7,818 73,893 284,356 13,871,744 26,253,860 Retail Banking 68,874 (27,888) (18,897) 5,611 14,356 95,692 6,054,873 9,077,013 Middle - market 50,133 (22,109) (7,334) 33,990 8,259 37,327 6,654,293 2,713,772 Corporate Investment Banking 109,051 (4,307) 7,354 (5,021) (1,685) 112,710 1,038,018 112,288 Corporate Activities ('Other') 359,372 (216,779) (91,155) 42,398 94,823 530,085 27,618,928 38,156,933 Retail banking 1,020 Other operating income (37,848) Other operating expenses and impairments (1,053) Results of non - current assets and disposal groups not qualifying for discontinued operations 3,033 Results from investments in companies 324,524 Results from continuing operations before taxes (35,036) Income tax 289,488 Profit from continuing operations after taxes - Results from discontinued operations before taxes - Discontinued operations tax - Results from discontinued operations after taxes 289,488 Consolidated profit for the period (1) Loans receivable from clients plus the balance indebted by banks, without deducting their allowances for loan losses (2) Corresponds to deposits, demand liabilities, and other time deposits. (3) Corresponds to the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortisation.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 07 - CASH AND CASH EQUIVALENTS a. The detail of the balances included under cash and cash equivalents is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 53 The balance of funds held in cash at the Central Bank of Chile follows regulations concerning requirements and technical reserves that the Bank must maintain on average every month, although these funds are immediately available . b. Operations in the process of settlement: Cash items in the collection process are transactions in which only the settlement — that will increase or decrease the funds at the Central Bank or abroad – is pending . This process usually happens within the next 24 to 48 working hours following the transaction . These operations are presented as follows : As of December 31, As of June 30, 2022 2023 MCh$ MCh$ Assets 93,650 124,437 Documents held by other banks (document to be cleared) 750,166 735,740 Funds to be received 843,816 860,177 Subtotal Liabilities 746,872 844,382 Funds to be paid 746,872 844,382 Subtotal 96,944 15,795 Cash items in collection process As of December 31, As of June 30, 2022 2023 MCh$ MCh$ Cash and deposits in banks 1,110,830 1,135,380 Cash 444,491 263,821 Deposits at the Central Bank of Chile - - Deposits in foreign Central Banks 2,646 726 Deposits in domestic banks 424,975 942,964 Deposits foreign banks 1,982,942 2,342,891 Subtotal cash and deposits with banks 96,944 15,795 Cash items in collection process - - Other cash equivalents 2,079,886 2,358,686 Total cash and cash equivalents

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS a) As of June 30, 2023, and December, 2022, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: Fair value As of D e c e m b e r 31, As of J u n e 30, 2022 2023 MCh$ MCh$ Financial derivatives contracts 1,669,807 1,373,283 Forwards 9,992,123 9,222,820 Swaps 1,429 2,978 Call options 9,601 4,024 Put options - - Future - - Other 11,672,960 10,603,105 Subtotal Debt financial instruments 153,967 125,989 Instruments of the Chilean Central Bank and Government - - Other debt financial instruments issued in the country 79 - Debt financial instruments issued abroad 154,046 125,989 Subtotal Other financial instruments - - Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal 11,827,006 10,729,094 Total ween 1 Between 3 Between 1 Between 3 More than Total on t h m on t h s y ea r a n d 3 y ea rs a n d F a i r va l u e nd 3 and 1 year years 5 years 5 years nths MCh$ MCh$ MCh$ MCh$ MCh$ Ch$ MCh$ Up to 1 month On demand MCh$ MCh$ Financial derivatives contracts b) Details of financial derivative contracts as of June 30, 2023, and December 31, 2022, are as follows: As of June 30, 2023 Notional Bet m a m o M C u r r en c y f o r w a r d s Interest rate swaps Currency and inter swaps C u r r en c y c a l l op t i o Call interest rate o Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 54 1,373,283 52,049,259 639,844 823,727 4,715,911 17,559,032 11,920,836 16,389,909 - 3,613,174 103,680,908 16,931,610 10,716,086 22,492,023 31,832,369 13,016,724 8,692,096 - 5,609,646 64,400,441 21,443,104 9,549,999 23,354,643 8,306,832 1,119,484 626,379 e s t r a t e - 2,978 188,455 - - 12,014 80,847 15,853 79,741 n s - - - - - - - - p ti on s - 4,024 - - - 193,822 41,960 14,777 3,885 - 133,200 Put currency options - - - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives 10,603,105 220,512,885 39,014,558 21,089,812 50,616,551 57,793,857 26,076,782 25,921,325 - Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING WITH CHANGES IN PROFIT AND LOSS, continued As of June 30, 2023, and December 31, 2022, the detail of the derivative financial instruments portfolio for trading is as follows. December 31, 2022 Notional Bet m a m o M ween 1 Between 3 Between 1 Between 3 More than Total onth months year and 3 years and Fair value nd 3 and 1 year years 5 years 5 years nths MCh$ MCh$ MCh$ MCh$ MCh$ Ch$ MCh$ Up to 1 month On demand MCh$ MCh$ Financial derivatives contracts s w ap s Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 55 1,669,807 34,652,380 737,202 1,009,395 6,178,376 9,828,036 7,653,539 9,245,832 Currency forwards - 4,283,817 93,513,106 16,373,617 11,658,182 24,855,247 26,246,111 8,796,596 5,583,353 Interest rate swaps - 5,708,306 61,029,754 21,297,126 11,689,202 19,811,336 5,398,185 1,575,109 1,258,796 Currency and interest rate - 1,429 204,745 - - - 24,744 80,844 99,157 Currency call options - - 9,601 - 3 1 9 , 2 2 8 - - - - - - - 7,816 - 1,699 - 309,713 Call interest rate options - Put currency options - - - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - 11,672,960 189,719,213 38,407,945 24,356,779 50,844,959 41,504,892 18,107,787 16,496,851 Total -

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 09 - NON - MARKETABLE FINANCIAL ASSETS MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 56

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 57

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 58 As of December 31, As of J u n e 30 , Financial assets at fair value through other comprehensive income 2022 2023 MCh$ MCh$ Debt financial instruments Instruments of the Chilean Central Bank and Government 3,331,264 4,410,222 Debt financial instruments of the Central Bank of Chile 742,717 917,120 Bonds and promissory notes of the Treasury General of the Republic 432 452 Other fiscal debt financial instruments 4,074,413 5,327,794 Subtotal 207,280 541,010 Under repurchase agreement Other debt financial instruments issued in the country 9,891 7,941 Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies 7 - Other debt financial instruments issued in the country 9,898 7,941 Subtotal 91 133 Under repurchase agreement Debt financial instruments issued abroad 1,668,670 1,386,643 Foreign Central Bank debt financial instruments - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad 127,752 130,963 Other debt financial instruments issued abroad 1,796,422 1,517,606 Subtotal 127,752 - Under repurchase agreement Other financial instruments Loans originated and purchased by the entity - - Interbank loans 142,306 122,620 Commercial loans - - Mortgage loans - - Consumer loans - - Other 142,306 122,620 Subtotal 6,023,039 6,975,961 TOTAL In debt financial instruments, the item 'Of Chilean Central Bank and Government' includes instruments that guarantee margins on derivative transactions through Comder Contraparte Central SA for MCh $ 536 , 280 and MCh $ 133 , 480 as of June 30 , 2023 , and December 31 , 2022 , respectively . In debt financial instruments, the item 'Debt financial instruments issued abroad' includes instruments that guarantee margins on derivative transactions through the London Clearing House (LCH) in the amount of MCh $ 65 , 677 and MCh $ 69 , 666 as of June 30 , 2023 , and December 31 , 2022 , respectively . Additionally, to comply with the initial margin requirements of the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear for the amount of MCh $ 528 , 620 and MCh $ 590 , 466 as of June 30 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk on debt financial instruments amounted to MCh $ 1 , 367 and MCh $ 877 as of June 30 , 2023 , and December 31 , 2022 , respectively . Provisions for credit risk on commercial loans amounted to MCh $ 194 and MCh $ 326 as of June 30 , 2023 , and December 31 , 2022 , respectively .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of June 30, 2023, and December 31, 2022, fair value changes from debt financial instruments and commercial loans are included in Accumulated other comprehensive income for: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 59 As o f , December 31, As o f June 30 2022 MCh$ 2023 MCh$ (109,392) ( 94 ,6 14 ) Unrealised profit (loss) (110,130) ( 95 ,4 50 ) Attributable to equity holders 738 836 Attributable to non - controlling interest Debt financial instruments generated the following gross realised gains and losses on the sale of instruments. There are no sales of commercial loans at fair value with effects in other comprehensive income: As of June 30, 2022 2023 MCh$ MCh$ 302,107 151,804 Sales of available - for - sale investments that generate realised profit 521 2 Profit incurred 715,254 40,306 Sales of available - for - sale investments that generate realised loss 83 4,021 Loss incurred The movement of expected credit loss as of June 30, 2023, is as follows: Total Phase 3 Phase 2 Phase 1 Debt financial instruments MCh$ MCh$ MCh$ 877 - - 877 Expected credit loss as of January 1, 2023 5,055 - - 5,055 Newly acquired assets - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (4,611) - - (4,611) Assets derecognised (excluding charge - offs) 46 - - 46 Change in measurement without portfolio reclassifying during the period - - - - Sale or assignment of loans - - - - Adjustment for changes and other 1,367 - - 1,367 As of June 30, 2023 Total Phase 3 Phase 2 Phase 1 Commercial loans MCh$ MCh$ MCh$ 326 - - 326 Expected credit loss as of January 1, 2023 48 - - 48 New assets originated - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (175) - - (175) Assets derecognised (excluding charge - offs) (5) - - (5) Change in measurement without portfolio reclassifying during the period - - - - Sale or assignment of loans - - - - Adjustment for changes and other 194 - - 194 As of June 30, 2023

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The movement of expected credit loss as of December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 60 Total Phase 3 Phase 2 Phase 1 Debt financial instruments MCh$ MCh$ MCh$ 703 - - 703 Expected credit loss as of January 1, 2022 5,627 - - 5,627 Newly acquired assets - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (5,553) - - (5,553) Assets derecognised (excluding charge - offs) 100 - - 100 Change in measurement without portfolio reclassifying during the period - - - - Sale or assignment of loans - - - - Adjustment for changes and other 877 - - 877 As of December 31, 2022 Total Phase 3 Phase 2 Phase 1 Commercial loans MCh$ MCh$ MCh$ 226 - - 226 Expected credit loss as of January 1, 2022 76 - - 76 New assets originated - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 (53) - - (53) Assets derecognised (excluding charge - offs) 77 - - 77 Change in measurement without portfolio reclassifying during the period - - - - Sale or assignment of loans - - - - Adjustment for changes and other 326 - - 326 As of December 31, 2022 The Bank assessed those instruments with unrealised loss as of June 30 , 2023 , and concluded they were not impaired . This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealised loss is recovered . Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risk to cause impairment in its investment portfolio . Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary . All instruments with unrealised loss as of June 30 , 2023 , were not in a continuous unrealised loss position for over one year .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and trading placements at fair value through accumulated other comprehensive incom e of unrealised gains and losses as of June 30, 2023, and December 31, 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 61 As of June 30, 2023 Unrealised Unrealised Fair Amortised loss profit value cost MCh$ MCh$ MCh$ MCh$ Instruments of the Chilean Central Bank and Government 5 961 4,410,222 4,409,256 Debt financial instruments of the Central Bank of Chile (89,156) 645 917,120 1,006,276 Bonds and promissory notes of the Treasury General of the Republic - 26 452 426 Other fiscal debt financial instruments (89,151) 1,632 5,327,794 5,415,958 Subtotal Other debt financial instruments issued in the country (186) 10 7,941 8,117 Debt financial instruments of other banks in the country - - - - Bonds and bills of exchange of domestic companies - - - - Other debt financial instruments issued in the country (186) 10 7,941 8,117 Subtotal Foreign Central Bank debt financial instruments - - - - Debt financial instruments of foreign governments and fiscal entities abroad (6,752) 3,514 1,386,643 1,389,881 Debt financial instruments of other banks abroad - - - - Bonds and bills of exchange of companies abroad (34,728) 35,747 130,963 129,944 Other debt financial instruments issued abroad (41,480) 39,261 1,517,606 1,519,825 Subtotal Loans originated and purchased by the entity (6,331) - 122,620 128,951 Commercial loans (6,331) - 122,620 128,951 Subtotal (137,148) 40,903 6,975,961 7,072,851 Total As of December 31, 2022 Unrealised Unrealised Fair Amortised loss profit value cost MCh$ MCh$ MCh$ MCh$ Instruments of the Chilean Central Bank and Government (2,641) 2,270 3,331,264 3,331,635 Debt financial instruments of the Central Bank of Chile (92,218) 27 742,717 834,908 Bonds and promissory notes of the Treasury General of the Republic - 25 432 407 Other fiscal debt financial instruments (94,859) 2,322 4,074,413 4,166,950 Subtotal Other debt financial instruments issued in the country (207) 16 9,891 10,082 Debt financial instruments of other banks in the country - - - - Bonds and bills of exchange of domestic companies - 1 7 6 Other debt financial instruments issued in the country (207) 17 9,898 10,088 Subtotal Foreign Central Bank debt financial instruments (53,592) 39,210 1,668,670 1,683,052 Debt financial instruments of foreign governments and fiscal entities abroad - - - - Debt financial instruments of other banks abroad - - - - Bonds and bills of exchange of companies abroad - 11,401 127,752 116,351 Other debt financial instruments issued abroad (53,592) 50,611 1,796,422 1,799,403 Subtotal Loans originated and purchased by the entity (13,684) - 142,306 155,990 Commercial loans (13,684) - 142,306 155,990 Subtotal (162,342) 52,950 6,023,039 6,132,431 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGING ACCOUNTING PURPOSES As of June 30, 2023, and December 31, 2022, the Bank holds the following portfolio of fair value hedging and cash flow hedge derivatives: As of June 30, 2023 Notional amount F a i r va l u e On U p to B e t w e e n 1 m on t h and 3 months MCh$ Between 3 m on t h s and 1 year MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years a n d 5 years MCh$ M o re t h a n 5 years M Ch $ d e ma n d MCh$ 1 m on t h MCh$ Total M Ch $ A s s e ts Li a bili t i e s MCh$ MCh$ Fair value hedge derivatives s w ap s Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 62 s w ap s - - - - - - - - Currency forwards - - 1,290,186 174,401 9,539,514 1,161,363 668,785 3,462,300 3,763,093 363,973 Interest rate swaps - 120,000 304,627 59,417 6,561,761 1,585,125 906,948 3,260,057 550,640 178,897 Currency and interest rate - 80,094 - - - - - - - - Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - 1,594,813 233,818 16,101,275 2,746,488 1,575,733 6,722,357 4,313,733 542,870 Subtotal - 200,094 Cash flow hedge derivatives - 1,072 343,256 - - 112,618 230,638 - Currency forwards - - - - - - - - - - Interest rate swaps - - 1,083,614 157,018 14,107,945 1,840,195 1,332,245 5,768,172 4,366,102 594,800 Currency and interest rate - 206,431 - - - - - - - - Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - 158,090 1,083,614 14,451,201 1,840,195 1,332,245 5,880,790 4,596,740 594,800 206,431 - Subtotal 391,908 2,678,427 30,552,476 4,586,683 2,907,978 12,603,147 8,910,473 1,137,670 406,525 - Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2022 Notional amount F a i r va l u e On U p to B e t w e e n 1 m on t h and 3 m on t h s MCh$ Between 3 m on t h s a n d 1 year MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years a n d 5 y ea rs MCh$ M o re t h a n 5 years M Ch $ d e ma n d MCh$ 1 m on t h MCh$ Total M Ch $ A s s e ts Li a bili t i e s MCh$ MCh$ Fair value hedge derivatives s w ap s Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 63 s w ap s - - - - - - - - Currency forwards - - 1,166,339 213,478 11,015,055 1,728,916 608,013 7,300,878 722,845 447,773 Interest rate swaps - 206,630 333,097 75,848 8,116,901 1,462,413 1,200,889 3,149,733 1,512,048 706,859 Currency and interest rate - 84,959 - - - - - - - - Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - 1,499,436 289,326 19,131,956 3,191,329 1,808,902 10,450,611 2,234,893 1,154,632 Subtotal - 291,589 Cash flow hedge derivatives 35,332 823 2,571,126 - - - 554,696 1,839,766 Currency forwards - 176,664 - - - - - - - - Interest rate swaps - - 1,254,026 187,613 14,479,898 2,261,958 2,077,260 6,703,372 2,019,072 932,204 Currency and interest rate - 486,032 - - - - - - - - Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - 188,436 1,289,358 17,051,024 2,261,958 2,077,260 6,703,372 2,573,768 2,771,970 662,696 - Subtotal 477,762 2,788,794 36,182,980 5,453,287 3,886,162 17,153,983 4,808,661 3,926,602 954,285 - Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued a. Micro - hedge accounting Fair value micro - hedges The Bank uses cross - currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate . These hedging instruments change the effective cost of long - term issues from a fixed to a floating interest rate . The following is a notional SUMMARY of hedged items and hedging instruments under fair value hedges, effective as of June 30 , 2023 , and December 31 , 2022 , separated by term to maturity : As of June 30, 2023 On U p to More than 5 B e t w e e n 1 m on t h and 3 m on t h s MCh$ B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ d e ma n d MCh$ 1 m on t h MCh$ years M Ch $ T o t a l Hedged item Loans and receivables from clients Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 64 t h e R ep u b l i c C h i l e 170,601 158,225 - - 158,225 - - - - - - - 98,516 - - 72,085 - - Commercial loans - - Investment instruments at FVOCI Sovereign bond Chile - - Mortgage bills - - 1,509,772 840,987 668,785 - - - US Treasury bonds - - 250,000 - - - - 250,000 Bonds of the General Treasury of - - - - - - - - Bonds of the Central Bank of Chile - - Deposits and other time equivalents: 454,011 - - 19,180 134,093 180,738 Term deposit - 120,000 Issued debt instruments: 4,335,686 703,813 582,146 2,802,627 247,100 - Current or senior bonds - - 745,534 484,993 180,447 - 80,094 - Subordinated Bonds - - Interbank borrowing: 120,141 - - - - 40,047 Interbank loans - 80,094 6,178,000 - - 2,849,000 3,329,000 - Loans from the Central Bank of - - 13,921,970 2,188,018 1,431,378 5,670,807 3,888,803 542,870 Total - 200,094 5,282,456 1,026,655 762,594 2,558,507 425,709 428,897 Hedging instrument: Currency and interest rate swaps - 80,094 8,639,514 1,161,363 668,784 3,112,300 3,463,094 113,973 Forwards - 120,000 13,921,970 2,188,018 1,431,378 5,670,807 3,888,803 542,870 Total - 200,094

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2022 Between 3 More than 5 Between 1 Between 3 On Up to Between years year months 1 m on t h d e ma n d MCh$ 1 m on t h MCh$ and 3 m on t h s MCh$ and 1 year MCh$ a n d 3 years M Ch $ a n d 5 years M Ch $ years M Ch $ T o t a l Hedged item Loans and receivables from clients Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 65 t h e R ep u b l i c C h i l e 180,963 - - - - - - - 180,963 - - - Commercial loans - - Investment instruments at FVOCI Sovereign bond Chile - - - - - - - - Mortgage bills - - 1,983,793 1,389,080 594,713 - - - US Treasury bonds - - - - - - - - Bonds of the General Treasury of - - - - - - - - Bonds of the Central Bank of Chile - - Deposits and other time equivalents: 1,669,764 - - 141,539 873,822 447,773 Term deposit - 206,630 Issued debt instruments: 4,488,765 757,861 1,038,634 2,569,632 122,638 - Current or senior bonds - - 746,431 485,917 175,555 84,959 - - Subordinated Bonds - - Interbank borrowing: 1,849,288 - - - 1,057,470 706,859 Interbank loans - 84,959 6,178,000 - - 6,178,000 - - Loans from the Central Bank of - - 17,097,004 2,632,858 1,808,902 8,974,130 2,234,893 1,154,632 Total - 291,589 6,981,950 903,942 1,200,890 2,573,252 1,512,048 706,859 Hedging instrument: Currency and interest rate swaps - 84,959 10,115,054 1,728,916 608,012 6,400,878 722,845 447,773 Forwards - 206,630 17,097,004 2,632,858 1,808,902 8,974,130 2,234,893 1,154,632 Total - 291,589

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued C as h f l o w m i cr o - h e d g i n g The Bank uses cross - currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars . In addition, it uses both forward and cross - currency swaps to hedge the inflation risk on certain items . The following are the notional amounts of the hedged item as of June 30 , 2023 , and 2022 , and December 31 , 2022 , and the period in which the flows will occur : As of June 30, 2023 On U p to More than 5 B e t w e e n 1 m on t h and 3 months MCh$ B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ d e ma n d MCh$ 1 m on t h MCh$ years M Ch $ T o t a l Hedged item Loans and receivables at amortised cost Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 66 Republic 9,657,036 1,182,167 939,751 4,388,417 2,681,630 258,640 Mortgage loans - 206,431 - - - - - - Investment instruments at FVOCI Sovereign bond Chile - - - - - - - - Bonds of the Central Bank of Chile - - 684,276 191,906 - 492,370 - - Bonds of the General Treasury of the - - Deposits and other time equivalents: 85,700 - - - 76,089 9,611 Term deposit - - 324,805 - - 324,805 - - Issued debt instruments: Current or senior bonds - - 2,217,242 466,122 392,494 675,198 557,115 126,313 Subordinated Bonds - - Interbank borrowing: 1,482,142 - - - 1,281,906 200,236 Interbank loans - - 14,451,201 1,840,195 1,332,245 5,880,790 4,596,740 594,800 Total - 206,431 14,107,945 1,840,195 1,332,245 5,768,171 4,366,103 594,800 Hedging instrument Currency and interest rate swaps - 206,431 343,256 - - 112,619 230,637 - Forwards - - 14,451,201 1,840,195 1,332,245 5,880,790 4,596,740 594,800 Total - 206,431

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2022 On U p to Between Between 3 More than 5 d e ma n d 1 m on t h 1 m on t h and 3 months a n d 1 ye a r B e t w e e n 1 year and 3 B e t w e e n 3 years and 5 y ea rs T o t a l years years months MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 13,280,701 1,577,002 1,026,081 5,568,862 1,999,451 2,563,558 Hedged item Loans and receivables at amortised cost Mortgage loans - 545,747 Investment instruments at FVOCI Sovereign bond Chile Bonds of the Central Bank of Chile Bonds of the General Treasury of the Republic Deposits and other time equivalents: Term deposit Issued debt instruments: - - - - - - - - - - - - - - - - - 4 9 2 , 3 7 0 - - - - 1 9 1 , 9 0 6 6 8 4 , 2 7 6 - - - - - - - - 315,999 - - 315,999 - - - - Current or senior bonds 2,326,563 493,051 558,809 818,511 245,526 140,444 70,222 - Subordinated Bonds 443,485 - - - 328,791 67,967 46,727 - Interbank borrowing: Interbank loans 17,051,024 2,261,959 2,077,260 6,703,372 2,573,768 2,771,969 662,696 - Total 14,479,898 2,261,959 2,077,260 6,703,372 2,019,072 932,203 486,032 - Hedging instrument: Currency and interest rate swaps 2,571,126 - - - 554,696 1,839,766 176,664 - Forwards 17,051,024 2,261,959 2,077,260 6,703,372 2,573,768 2,771,969 662,696 - Total i. Projection of flows by interest rate risk: The estimation of the periods in which the flows are expected to arise is presented below: As of June 30, 2023 On U p to More than 5 B e t w e e n 1 month and 3 months MCh$ Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 67 B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ d e ma n d MCh$ 1 m on t h MCh$ y ea rs M Ch $ T o t a l Hedged item - - - - - - - - Inflows (25,192) (3,761) (3,907) (9,250) (4,657) (1,299) - (2,318) Outflows (25,192) (3,761) (3,907) (9,250) (4,657) (1,299) - (2,318) N e t fl o w s - - - - - - - - Hedging instrument Inflows 25,192 3,761 3,907 9,250 4,657 1,299 - 2,318 Outflows (*) 25,192 3,761 3,907 9,250 4,657 1,299 - 2,318 Net flows (*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued As of December 31, 2022 On U p to More than 5 d e ma n d MCh$ 1 m on t h MCh$ B e t w e e n 1 month and 3 months MCh$ B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ y ea rs M Ch $ T o t a l Hedged item 8,894 - - - 4,627 4,267 - - Inflows (26,660) (4,310) (5,063) (10,273) (5,993) (733) - (288) Outflows (17,766) (4,310) (5,063) (10,273) (1,366) 3,534 - (288) Net flows (8,894) - - - (4,627) (4,267) - - Hedging instrument Inflows 26,660 4,310 5,063 10,273 5,993 733 - 288 Outflows (*) 17,766 4,310 5,063 10,273 1,366 (3,534) - 288 Net flows (*) Includes only that portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk. ii. Projection of cash flows by inflation risk: As of June 30, 2023 On U p to B e t w e e n 1 year B e t w e e n 3 years M o re t h a n 5 Between 1 Between 3 month months months Total years MCh$ and 5 years MCh$ and 3 years MCh$ demand 1 month and 3 and 1 year MCh$ MCh$ MCh$ MCh$ 2,715,297 596,514 417,359 1,077,732 457,241 115,666 50,785 - Hedged item Inflows (243,773) (55,716) (29,400) (81,277) (58,836) (8,848) (9,696) - Outflows 2,471,524 540,798 387,959 996,455 398,405 106,818 41,089 - Net flows 243,773 55,716 29,400 81,277 58,836 8,848 9,696 - Hedging instrument Inflows (2,715,297) (596,514) (417,359) (1,077,732) (457,241) (115,666) (50,785) - Outflows (2,471,524) (540,798) (387,959) (996,455) (398,405) (106,818) (41,089) - Net flows As of December 31, 2022 On U p to B e t w e e n 1 year B e t w e e n 3 years M o re t h a n 5 Between 1 Between 3 month months months Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 68 Total years MCh$ and 5 years MCh$ and 3 years MCh$ demand 1 month and 3 and 1 year MCh$ MCh$ MCh$ MCh$ Hedged item 3,214,546 702,610 393,717 1,197,961 397,542 410,507 112,209 - Inflows (259,168) (52,297) (52,368) (98,565) (20,551) (24,505) (10,882) - Outflows 2,955,378 650,313 341,349 1,099,396 376,991 386,002 101,327 - Net flows Hedging instrument 259,168 52,297 52,368 98,565 20,551 24,505 10,882 - Inflows (3,214,546) (702,610) (393,717) (1,197,961) (397,542) (410,507) (112,209) - Outflows (2,955,378) (650,313) (341,349) (1,099,396) (376,991) (386,002) (101,327) - Net flows

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued iii. Projection of cash flows by exchange rate risk As of June 30, 2023 On U p to More than 5 d e ma n d MCh$ 1 m on t h MCh$ B e t w e e n 1 month and 3 months MCh$ B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ y ea rs M Ch $ T o t a l Hedged item - - - - - - - - Inflows (205,490) (803) (3,208) (15,167) (159,147) (18,192) - (8,973) Outflows (205,490) (803) (3,208) (15,167) (159,147) (18,192) - (8,973) Net flows - - - - - - - - Hedging instrument Inflows 205,490 803 3,208 15,167 159,147 18,192 - 8,973 Outflows 205,490 803 3,208 15,167 159,147 18,192 - 8,973 Net flows As of December 31, 2022 On U p to More than 5 B e t w e e n 1 month and 3 months MCh$ Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 69 B e t w e e n 3 months a n d 1 ye a r MCh$ B e t w e e n 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ d e ma n d MCh$ 1 m on t h MCh$ y ea rs M Ch $ T o t a l Hedged item - - - - - - - - Inflows (41,758) (1,606) (3,208) (6,784) (20,192) (4,281) - (5,687) Outflows (41,758) (1,606) (3,208) (6,784) (20,192) (4,281) - (5,687) Net flows - - - - - - - - Hedging instrument Inflows 41,758 1,606 3,208 6,784 20,192 4,281 - 5,687 Outflows 41,758 1,606 3,208 6,784 20,192 4,281 - 5,687 Net flows

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued b. Effect on other comprehensive income The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Interim Consolidated Statements of Changes in Equity, specifically within 'accumulated other comprehensive income', in cash flow hedges, is presented as follows : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 70 As of December 31, As of J u n e 30 , 2022 2023 Hedged item MCh$ MCh$ (2,343) (2,013) Interbank borrowing - 51 Time deposits and other term equivalents 415 (5,558) Issued debt instruments (22,571) (55,646) Debt instruments at FVOCI (94,339) 81,847 Loans and receivables at amortised cost (118,838) 18,681 Total Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient; This entails that all variations in value attributable to components of the hedged risk are almost fully netted. The Bank did not record any forecasted future transactions in its cash flow hedge accounting portfolio during the period. c. Effect on results The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of D e c e m b e r 31, As of J u n e 30 , 2022 2023 Hedged item MCh$ MCh$ (826) (889) Bond hedge derivatives (4,762) (6,683) Interbank loans hedge derivatives (37,698) (12,913) Mortgage loans hedge derivatives (43,286) (20,485) Cash flow hedge net income(*) (*) See Note 28 'Equity', letter f. d. Net investment hedges in foreign operations As of June 30, 2023, and December 31, 2022, the Bank has no net foreign investment hedges in its hedge accounting portfolio.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 12 - FINANCIAL DERIVATIVES CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued e. Fair value macro - hedges The Bank has macro - hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 71 Notional amount More than 5 B e t w e e n 3 years B e t w e e n 1 year B e t w e e n 3 months B e t w e e n 1 month Up to On Total years and 5 years and 3 years and 1 year and 3 m on t h s 1 m on t h demand As of June 30, 2023 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Loans and receivables at amortised cost: 1,279,306 558,470 144,355 451,550 124,931 - - - Mortgage loans 900,000 - - 600,000 300,000 - - - Commercial loans 2,179,306 558,470 144,355 1,051,550 424,931 - - - TOTAL Hedging instrument 1,279,306 558,470 144,355 451,550 124,931 - - - Currency and interest rate swaps 900,000 - - 600,000 300,000 - - - Interest rate swaps 2,179,306 558,470 144,355 1,051,550 424,931 - - - TOTAL Notional amount More than 5 B e t w e e n 3 years B e t w e e n 1 year B e t w e e n 3 months B e t w e e n 1 month Up to On Total years and 5 years and 3 years and 1 year and 3 m on t h s 1 m on t h demand As of December 31, 2022 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Hedged item Loans and receivables at amortised cost: 1,134,951 558,470 - 576,481 - - - - Mortgage loans 900,000 - - 900,000 - - - - Commercial loans 2,034,951 558,470 - 1,476,481 - - - - TOTAL Hedging instrument 1,134,951 558,470 - 576,481 - - - - Currency and interest rate swaps 900,000 - - 900,000 - - - - Interest rate swaps 2,034,951 558,470 - 1,476,481 - - - - TOTAL As of June 30, 2023, and December 31, 2022, the figures of MCh$145,990 and MCh$160,531, respectively, are presented in 'other assets' for the mark - to - market valuation of the net assets or liabilities hedged in a macro hedge (Note 19). As of June 30, 2023, and December 31, 2022, MCh$87,186 and MCh$85,725, respectively, are presented in 'other liabilities' for the mark - to - market valuation of hedged liabilities in a macro hedge (Note N 27).

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST The composition and balances as of June 30, 2023, and as of December 31, 2022, of financial assets at amortised cost are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 72 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Financial assets at amortised cost Rights under repurchase and securities lending agreements - - Transactions with domestic banks - - Transactions with foreign banks - - Transactions with other entities in the country - - Transactions with other entities abroad - - Accrued impairment on rights under repurchase agreements and securities lending agreements - - Subtotal Debt financial instruments 4,868,485 4,785,691 Instruments of the Chilean Central Bank and Government - - Other debt financial instruments issued in the country - - Debt financial instruments issued abroad (894) (1,107) Accrued impairment on debt financial instruments 4,867,591 4,784,584 Subtotal Interbank loans - - Domestic bank - - Provisions for loans to domestic banks 32,991 25,799 Foreign banks (36) (9) Provisions for loans to foreign banks - - Central Bank of Chile - - Foreign Central Banks 32,955 25,790 Subtotal Loans and receivables from clients 17,684,589 17,394,880 Commercial loans 13,292,397 12,994,648 Commercial loans 1,612,508 1,727,854 Foreign trade loans 132,261 137,244 Current account debtors 132,677 134,736 Credit card debtors 878,390 870,001 Factoring transactions 1,345,977 1,285,576 Commercial leasing transactions 52,833 50,286 Student loans 237,546 194,535 Other loans and receivables 15,729,009 16,407,125 Mortgage loans 1,913 1,099 Mortgage loans with letters of credit 2,238 1,585 Endorsable mortgage loans 87,621 86,963 Mortgage bond - financed loans 15,557,695 16,242,437 Other mutual mortgage loans - - Financial leasing transactions for housing 79,542 75,041 Other loans and receivables 5,282,812 5,411,860 Consumer loans 3,579,360 3,661,534 Consumer loans in instalments 155,656 151,392 Current account debtors 1,544,176 1,596,061 Credit card debtors 2,652 2,246 Consumer finance leasing transactions 968 627 Other loans and receivables (1,036,525) (1,090,823) Provisions established for credit risk (641,014) (644,896) Provisions for commercial loans (106,591) (133,918) Provisions for mortgage loans (288,920) (312,009) Provisions for consumer loans 37,659,885 38,123,042 Subtotal 42,560,431 42,933,416 Total Financial Assets at amortised cost

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued a. Rights under repurchase and securities lending agreements The Bank does not hold any instruments with purchase commitment rights as of June 30, 2023, and December 31, 2022. b. Debt financial instruments As of June 30, 2023, and December 31, 2022, the composition of debt financial instruments is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 73 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Instruments of the Chilean Central Bank and Government - - Debt financial instruments of the Central Bank of Chile 4,868,485 4,785,691 Bonds and promissory notes of the Treasury General of the Republic - - Other fiscal debt financial instruments 4,868,485 4,785,691 Subtotal Other debt financial instruments issued in the country - - Debt financial instruments of other banks in the country - - Bonds and bills of exchange of domestic companies - - Other debt financial instruments issued in the country - - Subtotal Debt financial instruments issued abroad - - Foreign Central Bank debt financial instruments - - Debt financial instruments of foreign governments and fiscal entities abroad - - Debt financial instruments of other banks abroad - - Bonds and bills of exchange of companies abroad - - Other debt financial instruments issued abroad - - Subtotal (894) (1,107) Accrued impairment on debt financial instruments (894) (1,107) Subtotal 4,867,591 4,784,584 Total This portfolio has no instruments sold to clients and financial institutions under repurchase agreements. Provisions for credit risk amounted to MCh$1,107 and MCh$894 as of June 30, 2023, and December 31, 2022, respectively. Analysis of changes in the impairment value as of June 30, 2023, and December 31, 2022, is as follows: Total Phase 3 Phase 2 Phase 1 MCh$ MCh$ MCh$ 894 - - 894 Balance as of January 1, 2023 235 - - 235 Change in measurement without portfolio reclassifying during the period - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated (22) - - (22) Termination due to maturity - - - - Paid from loans - - - - Other changes in provisions 1,107 - - 1 , 1 0 7 Balance as of June 30, 2023

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 74 Total Phase 3 Phase 2 Phase 1 MCh$ MCh$ MCh$ 710 - - 710 Balance as of January 1, 2022 184 - - 184 Change in measurement without portfolio reclassifying during the period - - - - Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated - - - - Termination due to maturity - - - - Paid from loans - - - - Other changes in provisions 894 - - 894 As of December 31, 2022 c. Interbank loans As of June 30, 2023, and December 31, 2022, the detail of amounts owed to banks is as follows: Established provisions Financial assets before provisions Net f i n a n cial assets N on - p e r fo r m i n g portfolio S ub s t a nd a r d Portfolio Normal po r tfo lio N on - p e r fo r m i n g portfolio S ub s t a nd a r d Portfolio Normal po r tfo lio Interbank loans As of June 30, 2023 ( In MC h $) Total Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation Individual Individual Individual Individual Individual Individual Banks in the country - - - - - - - - - Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non - transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks Fo r ei g n b a n ks - - - - - - - - - Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts 25,790 9 - - 9 25,799 - - 25,799 Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non - transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks 25,790 9 - - 9 25,799 - - 25,799 Subtotal domestic and foreign banks Central Bank of Chile - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - O ther l oans - - - - - - - - - Foreign central banks - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - O ther l oans - - - - - - - - - Subtotal Central Bank of Chile and foreign Central Banks 25,790 9 - - 9 25,799 - - 25,799 TOTAL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 75 Established provisions Financial assets before provisions Net f i n a n cial assets N on - p e r fo r m i n g portfolio S ub s t a nd a r d Portfolio Normal po r tfo lio N on - p e r fo r m i n g portfolio S ub s t a nd a r d Portfolio Normal po r tfo lio I nt e r b a n k l o a n s As of December 31, 2022 (In MCh$) Total Evaluation Evaluation Evaluation Total Evaluation Evaluation Evaluation Individual Individual Individual Individual Individual Individual Banks in the country - - - - - - - - - Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non - transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks Fo r ei g n b a n ks - - - - - - - - - Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts 32,955 36 - - 36 32,991 - - 32,991 Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non - transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks 32,955 36 - - 36 32,991 - - 32,991 Subtotal domestic and foreign banks Central Bank of Chile - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - O ther l oans - - - - - - - - - Foreign central banks - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - O ther l oans - - - - - - - - - Subtotal Central Bank of Chile and foreign Central Banks 32,955 36 - - 36 32,991 - - 32,991 TOTAL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued d. Loans and receivables from clients The balances of Loans and receivables from clients as of June 30, 2023, and December 31, 2022, are as follows: Financial assets before provisions Established provisions Deductible t a l Net f in a n c i a l assets Loans and receivables Substandard Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 76 Normal portfolio Normal portfolio Non - performing Substandard Non - performing S ubtot a l F O G A P E T o portfolio Portfolio Total portfolio Portfolio As of June 30, 2023 Covid - 19 guarantees Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation (MCh$) Group Individual Individual Group Individual Group Individual Individual Group Individual Commercial loans 12,477,155 517,493 15,329 502,164 175,281 184,216 29,351 59,593 53,723 12,994,648 374,154 581,363 835,909 3,962,637 7,240,585 Commercial loans 959,714 23,896 - 23,896 1,496 6,744 3,300 288 12,068 983,610 1,701 10,868 39,674 11,099 920,268 Foreign trade loans Chilean exports 721,740 21,254 - 21,254 1,401 5,017 1,918 1,119 11,799 742,994 1,804 10,729 13,394 41,140 675,927 Foreign trade loans Chilean imports 1,170 80 - 80 - - - - 80 1,250 - - - - 1,250 Foreign trade loans between third countries 126,137 11,107 - 11,107 5,681 1,446 1,312 1,194 1,474 137,244 7,632 2,652 14,545 37,771 74,644 Current account debtors 123,144 11,592 - 11,592 6,871 604 339 3,017 761 134,736 9,238 1,163 2,771 90,362 31,202 Credit card debtors 855,455 14,546 - 14,546 2,811 1,623 571 577 8,964 870,001 5,481 2,461 9,985 30,657 821,417 Factoring transactions 1,259,771 25,805 33 25,772 6,526 8,280 2,083 5,175 3,708 1,285,576 9,751 62,228 125,676 204,929 882,992 Commercial leasing transactions 46,646 3,640 - 3,640 2,258 - - 1,382 - 50,286 9,473 - - 40,813 - Student loans 179,052 15,483 - 15,483 2,141 10,612 186 2,495 49 194,535 4,329 13,761 774 171,929 3,742 Other loans and receivables 16,749,984 644,896 15,362 629,534 204,466 218,542 39,060 74,840 92,626 17,394,880 423,563 685,225 1,042,728 4,591,337 10,652,027 Subtotal Mortgage loans 1,079 20 - 20 18 - - 2 - 1,099 62 - - 1,037 - Loans with mortgage finance 1,523 62 - 62 59 - - 3 - 1,585 166 - - 1,419 - Endorsable mortgage mutual loans 86,542 421 - 421 276 - - 145 - 86,963 2,396 - - 84,567 - Mortgage bond - financed loans 16,110,555 131,882 - 131,882 100,016 - - 31,866 - 16,242,437 544,300 - - 15,698,137 - Other mutual mortgage loans - - - - - - - - - - - - - - - Financial leasing transaction for housing 73,508 1,533 - 1,533 1,353 - - 180 - 75,041 4,031 - - 71,010 - Other loans and receivables 16,273,207 133,918 - 133,918 101,722 - - 32,196 - 16,407,125 550,955 - - 15,856,170 - Subtotal Consumer loans 3,428,782 232,752 - 232,752 114,212 - - 118,540 - 3,661,534 190,475 - - 3,471,059 - Consumer loans in instalments 136,927 14,465 - 14,465 6,096 - - 8,369 - 151,392 7,713 - - 143,679 - Current account debtors 1,531,718 64,343 - 64,343 20,630 - - 43,713 - 1,596,061 26,119 - - 1,569,942 - Credit card debtors Consumer finance leasing - 2 , 24 4 - - 2 2 , 24 6 2,224 22 - 22 2 - - 20 - transactions 200 427 - 427 399 - - 28 - 627 496 - - 131 - Other loans and receivables 5,009,851 312,009 - 312,009 141,339 - - 170,670 - 5,411,860 224,805 - - 5,187,055 - Subtotal 38,123,042 1,090,823 15,362 1,075,461 447,527 218,542 39,060 277,706 92,626 39,213,865 1,199,323 685,225 1,042,728 25,634,562 10,652,027 TOTAL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Loans and receivables from clients Financial assets before provisions Tot a l Established provisions Subtotal Ded u c t ible FOGAPE Tot a l Net f in a n c i a l Normal portfolio Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 77 S ub s t a nd a r d Portfolio N o n - p e r fo r ming portfolio Normal portfolio S ub s t a nd a r d Portfolio N o n - p e r fo r ming portfolio - As of December 31, 2022 Covid - 19 (MCh$) Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation guarantees assets Group Individual Individual Group Individual Group Individual Individual Group Individual Commercial loans 12,777,274 515,123 19,387 495,736 161,386 184,998 26,801 65,883 56,668 13,292,397 327,078 585,601 885,271 3,866,928 7,627,519 Commercial loans 729,325 - 23,311 23,311 1,432 5,293 3,936 212 12,438 752,636 1,731 7,297 50,006 8,382 685,220 Foreign trade loans Chilean exports 831,442 - 27,115 27,115 1,322 8,549 1,049 1,133 15,062 858,557 1,689 14,476 10,309 41,652 790,431 Foreign trade loans Chilean imports 1,298 17 - 17 - - - - 17 1,315 - - - - 1,315 Foreign trade loans between third countries 122,202 10,059 - 10,059 5,098 1,325 1,209 1,237 1,190 132,261 6,838 2,501 12,368 38,402 72,152 Current account debtors 122,347 10,330 - 10,330 5,610 565 400 3,001 754 132,677 7,679 1,145 3,430 91,021 29,402 Credit card debtors 866,529 11,861 - 11,861 1,242 1,827 690 981 7,121 878,390 2,633 3,089 12,170 41,255 819,243 Factoring transactions 1,319,308 26,669 37 26,632 6,778 9,416 2,242 4,429 3,767 1,345,977 9,773 73,144 136,773 203,517 922,770 Commercial leasing transactions 49,283 3,550 - 3,550 2,078 - - 1,472 - 52,833 7,956 - - 44,877 - Student loans 224,567 12,979 - 12,979 1,884 8,116 93 2,833 53 237,546 3,325 11,537 390 218,106 4,188 Other loans and receivables 17,043,575 641,014 19,424 621,590 186,830 220,089 36,420 81,181 97,070 17,684,589 368,702 698,790 1,110,717 4,554,140 10,952,240 Subtotal Mortgage loans 1,882 31 - 31 28 - - 3 - 1,913 104 - - 1,809 - Loans with mortgage finance 2,154 84 - 84 80 - - 4 - 2,238 238 - - 2,000 - Endorsable mortgage mutual loans 87,241 380 - 380 241 - - 139 - 87,621 2,226 - - 85,395 - Mortgage bond - financed loans 15,452,753 104,942 - 104,942 75,640 - - 29,302 - 15,557,695 416,536 - - 15,141,159 - Other mutual mortgage loans Financial leasing transaction for - - - - - - - - - - - - - - housing 78,388 - 1,154 1,154 - - 1,009 - 145 79,542 - - 2,960 - 76,582 Other loans and receivables 15,622,418 - 106,591 106,591 - - 76,998 - 29,593 15,729,009 - - 422,064 - 15,306,945 Subtotal Consumer loans 3,362,712 - 216,648 216,648 - - 97,598 - 119,050 3,579,360 - - 150,143 - 3,429,217 Consumer loans in instalments 142,147 - 13,509 13,509 - - 5,107 - 8,402 155,656 - - 6,489 - 149,167 Current account debtors 1,486,053 - 58,123 58,123 - - 17,536 - 40,587 1,544,176 - - 22,254 - 1,521,922 Credit card debtors 2,618 34 - 34 - - - 34 - 2,652 - - - 2,652 - Consumer finance leasing transactions 362 606 - 606 560 - - 46 - 968 707 - - 261 - Other loans and receivables 4,993,892 288,920 - 288,920 120,801 - - 168,119 - 5,282,812 179,593 - - 5,103,219 - Subtotal 37,659,885 1,036,525 19,424 1,017,101 384,629 220,089 36,420 278,893 97,070 38,696,410 970,359 698,790 1,110,717 24,964,304 10,952,240 TOTAL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued e. Contingent loans Contingent loan balances as of June 30, 2023, and December 31, 2022, are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 78 Established provisions Contingent loan exposure before provisions Net contingent loan risk ex po s u r e Total N on - p e r fo r ming portfolio S ub s t a nd a r d Portfolio Normal portfolio Total N on - p e r fo r ming portfolio S ub s t a nd a r d Portfolio Normal portfolio Credit risk exposure from contingent loans A s of J un e 3 0 , 2 0 2 3 (MCh$) Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation Group Individual Individual Group Individual Group Individual Individual Group Individual 558,716 6,500 - 108 4,412 48 1,932 565,216 - 120 19,122 4,647 541,327 Guarantees and sureties 38,175 376 - - 3 17 356 38,551 - - 43 401 38,107 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 699,866 17,624 823 4,269 2,723 571 9,238 717,490 1,074 8,281 48,847 25,264 634,024 Transactions related to contingent events 972,660 11,576 4,707 243 216 5,101 1,309 984,236 6,601 815 2,229 733,303 241,288 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines - - - - - - - - - - - - - Credits for higher studies Law No 20,027 (CAE) 332,443 1,573 - - - 405 1,168 334,016 - - - 172,892 161,124 Other irrevocable credit commitments - - - - - - - - - - - - - Other contingent loans Established provisions Contingent loan exposure before provisions Net contingent loan risk ex po s u r e Total N on - p e r fo r ming portfolio S ub s t a nd a r d Portfolio Normal portfolio Total N on - p e r fo r ming portfolio S ub s t a nd a r d Portfolio Normal portfolio Exposure to credit risk from contingent loans As of December 31, 2022 (MCh$) Evaluation Evaluation Evaluation Evaluation Evaluation Evaluation Group Individual Individual Group Individual Group Individual Individual Group In d i v id u a l 914,920 9,252 - 115 6,299 13 2,825 924,172 - 127 20,547 615 902,883 Guarantees and sureties 50,758 346 - - 2 6 338 51,104 - - 16 253 50,835 Letters of credit for goods movement operations - - - - - - - - - - - - - Debt purchase commitments in local currencies abroad 740,215 17,218 624 3,964 2,387 731 9,512 757,433 775 7,489 29,707 29,963 689,499 Transactions related to contingent events 962,354 9,890 2,922 298 185 5,177 1,308 972,244 4,108 848 1,997 729,568 235,723 Immediately repayable unrestricted credit lines - - - - - - - - - - - - - Unrestricted credit lines - - - - - - - - - - - - - Credits for higher studies Law No 20,027 (CAE) 342,167 1,263 - - - 210 1,053 343,430 - - - 103,468 239,962 Other irrevocable credit commitments - - - - - - - - - - - - - Other contingent loans

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued f. SUMMARY of movement in established provisions - Receivable from banks SUMMARY of movement in established provisions - Receivable from banks, as of June 30, 2023, and December 31, 2022, is as follows: SUMMARY of movement in established provisions for credit risk portfolio during the period ( M Ch $ ) Non - performing Total portfolio Substandard Portfolio As of June 30, 2023 Normal Portfolio - - 36 36 Balance as of January 1, 2023 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the - - - - period: Change in measurement due to portfolio reclassifying from the - - - - beginning to the end of the period [portfolio from ( - ) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Non - performing - - - - Substandard to Individual Non - performing - - - - Substandard to Individual Normal - - - - Individual Non - performing to Substandard - - - - Individual Non - performing to Individual Normal - - 56 56 New loans originated - - - - New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - (81) (81) Paid from loans - - - - Provision application for charge - offs - - - - Recovery of impaired loans - - (2) (2) Exchange rate difference - - - - Other changes in provisions - - 9 9 Balance as of June 30, 2023 Movement in established provisions by portfolio for the period Individual assessment SUMMARY of movement in established provisions for credit risk portfolio during the period ( M Ch $ ) Non - performing Total Portfolio Substandard Portfolio As of December 31, 2022 Normal Portfolio - - - - Balance as of January 1, 2022 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the - - - - period: Change in measurement due to portfolio reclassifying from the - - - - beginning to the end of the period [portfolio from ( - ) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Non - performing - - - - Substandard to Individual Non - performing - - - - Substandard to Individual Normal - - - - Individual Non - performing to Substandard - - - - Individual Non - performing to Individual Normal 32 - - 32 New loans originated - - - - New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - - - Paid from loans - - - - Provision application for charge - offs - - - - Recovery of impaired loans 4 - - 4 Exchange rate difference - - - - Other changes in provisions 36 - - 36 Balance as of December 31, 2022 Movement in established provisions by portfolio for the period Individual assessment Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 79

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued g. SUMMARY of movement in established provisions - Commercial Loans SUMMARY of movement in established provisions - Commercial Loans, as of June 30, 2023, and December 31, 2022, is as follows: SUMMARY of movement in established provisions for credit risk portfolio during the period As of June 30, 2023 (MCh$) Movement in established provisions by portfolio for the period Non - performing portfolio Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 80 N o r m a l po r tfo l i o Evaluation Individual Group S ub s t a nd a r d Portfolio Subtotal Ded u c t ible FOGAPE Covid - 19 gu a r a nt ee s Tot a l Evaluation In d i v id u a l G r ou p Commercial loans 641,014 19,424 621,590 186,830 220,089 36,420 81,181 97,070 Balance as of January 1, 2023 Provision establishment/(release) by: 135,044 597 134,447 42,575 18,253 13,122 48,592 11,905 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 2,027 188 1,839 - - 4,548 - (2,709) Individual Normal to Substandard (41) - (41) - 14 - - (55) Individual Normal to Individual Non - performing 6,664 1 6,663 - 16,170 (9,507) - - Substandard to Individual Non - performing (865) 125 (990) - 0 (2,365) - 1,375 Substandard to Individual Normal (3,416) - (3,416) - (4,834) 1,418 - - Individual Non - performing to Substandard - - - - - - - - Individual Non - performing to Individual Normal 25,962 318 25,644 43,529 - - (17,885) - Group normal to Group non - performing (12,555) 32 (12,587) (14,021) - - 1,434 - Group non - performing to Group normal (600) 520 (1,120) - (260) (820) - (40) Individual (Normal, Substandard, Non - performing) to Group (Normal, Non - performing) 226 51 175 - - - 176 (1) Group (Normal, Non - performing) to Individual (Normal, Substandard, Non - compliance) 229,988 49 229,939 4,983 78,852 22,832 15,294 107,978 New loans originated 1,270 - 1,270 18 15 176 698 363 New loans due to translation from contingent to loan - - - - - - - - New loans purchased - - - - - - - - Sale or assignment of loans (323,413) (5,943) (317,470) (21,557) (94,847) (26,228) (53,660) (121,178) Paid from loans (49,825) - (49,825) (37,518) (11,554) 0 (753) - Provision application for charge - offs - - - - - - - - Re c o v e r y o f i m pa i r e d l oan s - - - - - - - - Changes in models and methodologies (6,159) - (6,159) (182) (3,336) (460) (85) (2,096) Exchange rate difference (425) - (425) (191) (20) (76) (152) 14 Other changes in provisions 644,896 15,362 629,534 204,466 218,542 39,060 74,840 92,626 Balance as of June 30, 2023

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued SUMMARY of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (MCh$) Movement in established provisions by portfolio for the period Non - performing portfolio N o r m a l po r tfo l i o Evaluation Individual Group S ub s t a nd a r d Portfolio Subtotal Ded u c t ible FOGAPE Covid - 19 gu a r a nt ee s Tot a l Evaluation In d i v id u a l G r ou p t h e pe ri od : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 81 (Normal, Non - performing) Substandard, Non - compliance) 619,989 30,288 589,701 182,489 187,136 42,815 77,025 Commercial loans Balance as of January 1, 2022 100,236 Provision establishment/(release) by: 253,299 71 253,228 78,427 37,576 19,040 92,049 Change in measurement without portfolio reclassifying during 26,136 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 9,131 880 8,251 - - 18,147 - Individual Normal to Substandard (9,896) 92 - 92 - 202 - - Individual Normal to Individual Non - performing (110) 26,458 11 26,447 - 44,675 (18,228) - Substandard to Individual Non - performing - (2,748) 552 (3,300) - 0 (8,479) - Substandard to Individual Normal 5,179 (1,200) - (1,200) - (2,309) 1,109 - Individual Non - performing to Substandard - (19) - (19) - (36) - - Individual Non - performing to Individual Normal 17 37,858 724 37,134 68,623 - - (31,489) Group normal to Group non - performing - (37,166) 65 (37,231) (51,455) - - 14,224 Group non - performing to Group normal - (1,747) 392 (2,139) - (4,142) 417 - Individual (Normal, Substandard, Non - performing) to Group 1,586 4,886 245 4,641 2,977 - - 1,670 Group (Normal, Non - performing) to Individual (Normal, (6) 469,820 356 469,464 9,762 162,871 34,685 23,977 New loans originated 238,169 2,955 - 2,955 39 53 543 1,408 New loans due to translation from contingent to loan 912 - - - - - - - New loans purchased - (224) - (224) (224) - - - Sale or assignment of loans - (709,631) (14,160) (695,471) (81,568) (197,479) (53,612) (97,169) Paid from loans (265,643) (29,809) - (29,809) (22,552) (6,921) - (336) Provision application for charge - offs - - - - - - - - Recovery of impaired loans - - - - - - - - Changes in models and methodologies - (957) - (957) 84 (1,565) 3 (5) Exchange rate difference 526 27 - 27 228 28 (20) (173) Other changes in provisions (36) 641,014 19,424 621,590 186,830 220,089 36,420 81,181 Balance as of December 31, 2022 97,070

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued h. SUMMARY of movement in established provisions - Mortgage loans The SUMMARY of movement in established provisions - Mortgage loans, as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 82 Movement in established provisions by portfolio for the period SUMMARY of movement in established provisions for credit risk portfolio during the period As of June 30, 2023 (MCh$) Group Evaluation Total Non - p e rf o r m i n g portfolio Normal P o rtf o l i o 106,591 76,998 29,593 Mortgage loans Balance as of January 1, 2023 Provision establishment/(release) by: 62,657 36,786 25,871 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 15,945 19,858 (3,913) Group normal to group non - performing (4,561) (5,148) 587 Group non - performing to Group normal 907 314 593 New loans originated - - - New loans purchased - - - Sale or assignment of loans (35,384) (15,063) (20,321) Paid from loans (12,148) (12,020) (128) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference (89) (3) (86) Other changes in provisions 133,918 101,722 32,196 Balance as of June 30, 2023 Movement in established provisions by portfolio for the period SUMMARY of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (MCh$) Group Evaluation Total N o n - p e rf o r m i n g portfolio Normal P o rtf o l i o Mortgage loans 73,961 53,779 20,182 Balance as of January 1, 2022 Provision establishment/(release) by: 102,858 60,453 42,405 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 17,349 21,596 (4,247) Group normal to group non - performing (12,461) (14,404) 1,943 Group non - performing to Group normal 1,341 447 894 New loans originated - - - New loans purchased - - - Sale or assignment of loans (68,089) (37,475) (30,614) Paid from loans (5,479) (5,466) (13) Provision application for charge - offs - - - Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference (2,889) (1,932) (957) Other changes in provisions 106,591 76,998 29,593 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued i. SUMMARY of movement of established provisions - Consumer loans SUMMARY of movement in established provisions - Consumer loans, as of June 30, 2023, and December 31, 2022, is as follows: SUMMARY of movement in established provisions for credit risk portfolio during the period As of June 30, 2023 (MCh$) Movement in established provisions by portfolio for the period Group Evaluation Total Portfolio N on - p e r fo r ming portfolio Consumer loans 288,920 120,801 168,119 Balance as of January 1, 2023 Provision establishment/(release) by: 245,001 67,112 177,889 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 76,069 118,285 (42,216) Group normal to group non - performing (10,814) (16,574) 5,760 Group non - performing to Group normal 43,126 14,721 28,405 New loans originated 7,163 159 7,004 New loans due to translation from contingent to loan - - - New loans purchased - - - Sale or assignment of loans (238,936) (67,210) (171,726) Paid from loans (98,538) (95,962) (2,576) Provision application for charge - offs - - - Re c o v e r y o f i m pa i r e d l oan s - - - Changes in models and methodologies (41) (1) (40) Exchange rate difference 59 8 51 Other changes in provisions 312,009 141,339 170,670 Balance as of June 30, 2023 SUMMARY of movement in established provisions for credit risk portfolio during the period As of December 31, 2022 (MCh$) Movement in established provisions by portfolio for the period Group Evaluation Total Portfolio Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 83 Non - performing portfolio Consumer loans 264,819 124,807 140,012 Balance as of January 1, 2022 Provision establishment/(release) by: 386,952 87,518 299,434 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 100,686 154,567 (53,881) Group normal to group non - performing (22,566) (41,676) 19,110 Group non - performing to Group normal 66,622 18,874 47,748 New loans originated 14,816 330 14,486 New loans due to translation from contingent to loan - - - New loans purchased - - - Sale or assignment of loans (478,393) (181,129) (297,264) Paid from loans (43,912) (42,493) (1,419) Provision application for charge - offs - - - Re c o v e r y o f i m pa i r e d l oan s - - - Changes in models and methodologies (4) 3 (7) Exchange rate difference (100) - (100) Other changes in provisions 288,920 120,801 168,119 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued j. SUMMARY of movement in established provisions - Contingent loans SUMMARY of movement in established provisions - Contingent loans, as of June 30, 2023, and December 31, 2022, is as follows: Movement in established provisions by portfolio for the period SUMMARY of movement in provisions established for credit risk portfolio during the period As of June 30, 2023 (MCh$) Non - performing portfolio Normal portfolio Total Evaluation Substandard Portfolio Evaluation Group Individual Group Individual Contingent loan exposure 37,969 3,546 4,377 8,873 6,137 15,036 Balance as of January 1, 2023 Provision establishment/(release) by: 9,856 945 590 2,149 4,423 1,749 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 392 - - 1,099 - (707) Individual Normal to Substandard - - 1 - - (1) Individual Normal to Individual Non - performing 519 - 764 (245) - - Substandard to Individual Non - performing (111) - 0 (316) - 205 Substandard to Individual Normal (5) - (5) - - - Individual Non - performing to Substandard (1) - (1) - - - Individual Non - performing to Individual Normal 4,324 4,465 - - (141) - Group Normal to Group Non - performing (2,028) (2,060) - - 32 - Group Non - performing to Group Normal (79) - (2) (47) - (30) Individual (Normal, Substandard, Non - performing) to Group (Normal, Non - performing) (44) - - - (44) - Group (Normal, Non - performing) to Individual (Normal, Substandard, Non - compliance) 15,789 2,003 444 1,737 1,968 9,637 New contingent loans granted (28,540) (3,413) (1,554) (5,455) (6,371) (11,747) Paid from loans 356 111 20 3 209 13 Contingent loans from translation to loans - - - - - - Changes in models and methodologies (872) (81) (12) (438) (115) (226) Exchange rate difference 124 14 - (8) 44 74 Other changes in provisions 37,649 5,530 4,622 7,352 6,142 14,003 Balance as of June 30, 2023 SUMMARY of movement in provisions established for credit risk portfolio during the period As of December 31, 2022 (MCh$) Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 84 Normal portfolio Movement in established provisions by portfolio for the period Non - performing S ub s t a nd a r d Portfolio portfolio E v a lu a t ion Tot a l Evaluation Group Individual Group Individual Contingent loan exposure 30,801 1,103 2,791 7,905 5,892 13,110 Balance as of January 1, 2022 Provision establishment/(release) by: 17,927 2,024 1,377 830 7,822 5,874 Change in measurement without portfolio reclassifying during the period: Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from ( - ) to (+)]: 1,815 - - 3,091 - (1,276) Individual Normal to Substandard 15 - 19 - - (4) Individual Normal to Individual Non - performing 2,660 - 3,152 (492) - - Substandard to Individual Non - performing (290) - - (475) - 185 Substandard to Individual Normal 1 - (1) 2 - - Individual Non - performing to Substandard (61) - (61) - - - Individual Non - performing to Individual Normal 6,281 6,518 - - (237) - Group Normal to Group Non - performing (4,436) (4,574) - - 138 - Group Non - performing to Group Normal (47) - (123) (4) - 80 Individual (Normal, Substandard, Non - performing) to Group (Normal, Non - performing) 87 113 - - (26) - Group (Normal, Non - performing) to Individual (Normal, Substandard, Non - compliance) 24,767 2,653 1,288 2,539 3,836 14,451 New contingent loans granted (44,005) (4,546) (4,260) (4,662) (11,798) (18,739) Paid from loans 786 189 27 5 537 28 Contingent loans from translation to loans - - - - - - Changes in models and methodologies (64) 11 (1) 97 (55) (116) Exchange rate difference 1,732 55 169 37 28 1,443 Other changes in provisions 37,969 3,546 4,377 8,873 6,137 15,036 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued k. Concentration of credit by economic activity The concentration of credits by economic activity as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 85 Established provisions Loans and contingent loan exposures Composition of economic activity for loans, contingent credit exposure and accrued provision As of June 30, 2023 (MCh$). Loans Lo a n s Total Fo r e i g n loans D om es t i c Loans Total Fo r e i g n loans D om es t i c Loans 9 9 - 25,799 25,799 - Interbank loans Commercial loans 25,557 - 25,557 633,533 - 633,533 Agriculture and livestock 26,724 5 26,719 619,776 2,084 617,692 Fruit growing 9,592 - 9,592 151,729 - 151,729 Forestry 10,243 - 10,243 284,912 - 284,912 Fishing 4,852 - 4,852 213,724 - 213,724 Mining 197 - 197 87,799 - 87,799 Oil and natural gas - - - - - - Product manufacturing industry 15,939 - 15,939 394,299 - 394,299 Food, beverages and tobacco 4,725 63 4,662 75,470 697 74,773 Textile, leather and footwear 2,075 - 2,075 83,792 - 83,792 Wood and furniture 3,804 - 3,804 140,832 - 140,832 Pulp, paper and printing 2,156 - 2,156 140,503 - 140,503 Chemicals and oil products 28,222 - 28,222 542,941 214 542,727 Metallic, non - metallic, machinery, or other 6,944 - 6,944 873,826 - 873,826 Electricity, gas and water 15,713 - 15,713 234,377 - 234,377 Housing construction 38,346 444 37,902 578,618 1,017 577,601 Non - housing construction (office, civil works) 112,838 61 112,777 1,609,766 10,604 1,599,162 Wholesale trade 61,837 3 61,834 1,401,397 1,074 1,400,323 Retail trade, restaurants and hotels 31,851 91 31,760 731,409 41,177 690,232 Transport and storage 5,773 20 5,753 346,795 218 346,577 Telecommunications 6,617 - 6,617 418,605 - 418,605 Financial services - - - - - - Business services 50,263 120 50,143 2,572,260 6,869 2,565,391 Real estate services - - - - - - Student Loans - - - - - - Public administration, defence and police 180,628 72 180,556 5,258,517 2,151 5,256,366 Social and other communal services - - - - - - Personal services 644,896 879 644,017 17,394,880 66,105 17,328,775 Subtotal 133,918 12 133,906 16,407,125 3,705 16,403,420 Mortgage loans 312,009 161 311,848 5,411,860 1,606 5,410,254 Consumer loans 37,649 48 37,601 2,639,509 24,154 2,615,355 Contingent loan exposure

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 86 Established provisions Loans and contingent loan exposures Composition of economic activity for loans and advances, contingent loan exposure and provisions As of December 31, 2022 (MCh$) Loans Lo a n s Total Fo r e i g n loans D om es t i c Loans Total Fo r e i g n loans D om es t i c Loans 36 36 - 32,991 32,991 - Interbank loans Commercial loans 25,405 - 25,405 655,149 - 655,149 Agriculture and livestock 24,721 6 24,715 630,566 2,663 627,903 Fruit growing 9,712 - 9,712 170,756 6 170,750 Forestry 10,393 - 10,393 284,398 - 284,398 Fishing 5,210 - 5,210 260,454 - 260,454 Mining 228 - 228 88,734 471 88,263 Oil and natural gas Product manufacturing industry 15,051 - 15,051 377,443 - 377,443 Food, beverages and tobacco 4,085 3 4,082 83,400 946 82,454 Textile, leather and footwear 2,697 - 2,697 85,965 - 85,965 Wood and furniture 3,983 - 3,983 65,825 6 65,819 Pulp, paper and printing 2,118 - 2,118 153,930 1 153,929 Chemicals and oil products 29,345 17 29,328 599,405 397 599,008 Metallic, non - metallic, machinery, or other 4,924 - 4,924 901,777 - 901,777 Electricity, gas and water 15,653 - 15,653 239,530 - 239,530 Housing construction 42,003 1,077 40,926 629,271 1,203 628,068 Non - housing construction (office, civil works) 108,511 82 108,429 1,676,944 11,636 1,665,308 Wholesale trade 68,435 6 68,429 1,542,652 1,953 1,540,699 Retail trade, restaurants and hotels 34,715 95 34,620 775,559 43,288 732,271 Transport and storage 5,604 23 5,581 358,032 271 357,761 Telecommunications 8,017 - 8,017 348,807 - 348,807 Financial services - - - - - - Business services 59,576 22 59,554 2,629,783 9,960 2,619,823 Real estate services - - - - - - Student Loans - - - - - - Public administration, defence and police 160,628 77 160,551 5,126,209 2,093 5,124,116 Social and other communal services - - - - - - Personal services 641,014 1,408 639,606 17,684,589 74,894 17,609,695 Subtotal 106,591 12 106,579 15,729,009 3,102 15,725,907 Mortgage loans 288,920 138 288,782 5,282,812 1,549 5,281,263 Consumer loans 37,969 423 37,546 3,048,383 254,812 2,793,571 Contingent loan exposure

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued l. Housing loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively: Mortgage loans and their provisions as of June 30, 2023, and December 31, 2022, are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 87 Provisions established for Mortgage Loans (MCh$) M o rt g a g e l o a n s (MCh$) As of June 30, 2023 Loan / Guarantee Value (%) Days past due at the end of the period Days past due at the end of the period Total >= 90 60 to 89 30 to 59 1 to 29 0 Total >= 90 6 0 t o 89 30 to 59 1 to 29 0 11,271 7,115 622 655 116 2,763 1,437,372 19,235 12,783 21,023 7,744 1,376,587 LTV <= 40% 106,669 54,953 6,409 7,419 504 37,384 13,059,370 182,631 114,938 219,302 33,625 12,508,874 40% < LTV <= 80% 13,003 4,687 803 1,070 0 6,443 1,728,636 21,934 14,257 30,381 2 1,662,062 80% < LTV <= 90% 2,975 1,444 170 131 5 1,225 181,747 3,689 2,318 3,309 89 172,342 LTV > 90% 133,918 68,199 8,004 9,275 625 47,815 16,407,125 227,489 144,296 274,015 41,460 15,719,865 Total Provisions established for Mortgage Loans (MCh$) M o rt g a g e l o a n s (MCh$) As of December 31, 2022 Loan / Guarantee Value (%) Days past due at the end of the period Days past due at the end of the period Total >= 90 60 to 89 3 0 t o 59 1 to 29 0 Total >= 90 6 0 t o 89 3 0 t o 59 1 to 29 0 9,412 5,980 668 654 104 2,006 1,341,827 18,078 13,303 20,337 7,234 1,282,875 LTV <= 40% 86,127 43,531 7,990 7,692 603 26,311 12,446,237 157,753 135,462 219,522 38,214 11,895,286 40% < LTV <= 80% 9,263 2,194 931 1,177 29 4,932 1,763,168 12,884 13,532 28,085 142 1,708,525 80% < LTV <= 90% 1,789 861 70 145 2 711 177,777 2,406 1,403 3,407 100 170,461 LTV > 90% 106,591 52,566 9,659 9,668 738 33,960 15,729,009 191,121 163,700 271,351 45,690 15,057,147 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued m. Dues from banks and commercial loans and their provisions established by classification category The concentration dues from banks and commercial loans, alongside their provisions by classification category as of June 30, 2023, and December 31, 2022, are as follows: Concentration of dues from banks and commercial loans and their provisions by classification category a s o f J un e 3 0 , 202 3 (in MCh$) Interbank loans and commercial loans payable to the bank E va l u a t i o n To t a l D e du c t i b l e provision for FOGAPE Covid - 19 gu a r a n t ee s Individual G r ou p N o r m a l po rt f o l i o Sub s t a nd a r d Po rt f o l i o To t a l Normal Non - performing To t a l A1 A2 A3 A4 A5 A6 Subtotal B1 B 2 B3 B4 Subtotal C1 C2 N on - p e r f o r m i n g po rt f o l i o C3 C4 C5 C6 Subtotal portfolio Portfolio I n t e r b a n k l o a n s Interbank liquidity loans C o m m e r c i a l i n t e r b a n k l oa n s Current account overdrafts Foreign trade loans Chilean exports Foreign trade loans Chilean imports Foreign trade loans between third countries Non - transferable deposits with banks O t he r l o an s w i t h b an k s - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - 25 , 79 9 25 , 79 9 25 , 79 9 25 , 79 9 - - - - - - - - - - - - - - - - - - - - Subtotal 25,799 - - - - 25,799 - - - - - - - - - - - - 25,799 - - - 25,799 - E s t a b l i s h e d p r o v i s i on s 9 - - - - 9 - - - - - - - - - - - - 9 - - - 9 - % E s t a b li s h e d p r o v i s i o n s 0 . 03% - - - - 0 . 03% - - - - - - - - - - - - 0 . 03% - - - 0 . 03% - C o m m e r c i a l l o a n s C o m m e r c i a l l o an s Foreign trade loans Chilean exports Foreign trade loans Chilean imports Foreign trade loans between third countries Debtors with current accounts Credit card debtors 2 , 85 0 1,166,749 - 143 , 04 1 - 9 , 47 4 777,866 250,092 168,179 1 , 800 , 13 5 278,657 192,341 1 , 956 , 35 7 156,247 248,116 1 , 534 , 78 9 92,212 57,818 7 , 238 , 74 6 920,249 675,928 483,668 33,480 11,320 157,371 1,695 131 77,850 3,981 933 117,021 518 1,010 835,910 39,674 13,394 165,218 1,645 53 88,110 0 458 90,981 1,660 554 89,289 774 6,674 77,398 497 2,115 70,368 6,293 875 581,364 10,869 10,729 8 , 656 , 02 0 970,792 700,051 3 , 962 , 63 7 11,099 41,140 375,788 1 , 70 1 1 , 80 4 4 , 338 , 42 5 12,800 42,944 12,994,445 983,592 742,995 15 , 32 9 - - - - - 251 301 697 1 , 24 9 - - - - - - - - - - - - 1 , 24 9 - - - 1 , 24 9 - - - 5 , 02 8 867 19,913 6 , 48 6 26,924 10,107 12,786 7 , 32 2 9 , 99 2 6 , 43 5 74,643 31,217 12,861 1 , 83 1 885 631 458 69 341 240 14,545 2 , 77 1 499 220 181 47 133 103 321 109 440 359 1 , 07 9 325 2 , 65 3 1 , 16 3 91,841 35,151 37,771 90,362 7 , 63 2 9 , 23 8 45,403 99,600 137,244 134,751 - - F a c t o r i n g t r ansa c t i o n s C o m m e r c i a l l e as i n g t r ansa c t i o n s Student loans Other loans and receivables 1 , 99 3 3 , 37 5 190 , 96 8 14 , 84 9 366 , 35 9 117 , 46 6 115 , 81 1 251 , 52 5 75 , 45 6 259 , 69 9 70 , 83 0 236 , 07 7 821 , 41 7 882 , 99 1 9 , 18 1 77 , 89 8 804 26 , 98 1 - - 9 , 98 5 125 , 67 7 12 32 , 87 6 - - 829 6 , 21 7 667 2 , 84 7 952 483 2 , 46 0 62 , 22 8 833 , 86 2 1 , 070 , 89 6 30,657 204,929 40,813 171,929 5 , 48 1 9 , 75 1 9 , 47 3 4 , 32 9 36,138 214,680 50,286 176,258 870,000 1 , 285 , 57 6 50,286 194,742 - 9 , 84 4 10 , 95 4 13 , 99 9 5 , 80 6 33 - - - - - - - - - - - - - - - - - - - - - - 235 805 688 1 , 01 2 858 355 3 , 95 3 123 409 36 204 772 820 48 103 1 , 06 7 1 , 65 2 10 , 06 9 13 , 75 9 18 , 48 4 Subtotal 8 , 45 3 1 , 531 , 78 1 1 , 707 , 04 9 2 , 676 , 76 3 2 , 717 , 14 2 2 , 009 , 20 5 10,650,393 630,362 188,907 93,171 130,288 1 , 042 , 72 8 201,343 102,843 99,340 105,280 85,975 90,444 685,225 12,378,346 4 , 591 , 33 7 425,197 5 , 016 , 53 4 17,394,880 15,362 E s t a b l i s h e d p r o v i s i on s 2 1 , 21 5 4 , 18 2 18,734 34,625 33,868 92,626 17,080 4 , 90 1 7 , 78 4 9 , 29 5 39,060 24,835 42,112 55,883 81,401 218,542 350,228 74,840 204,466 279,306 629,534 - % E s t a b li s h e d p r o v i s i o n s 0 . 02% 0 . 08% 0 . 24% 0 . 70% 1 . 27% 1 . 69% 0 . 87% 2 . 71% 2 . 59% 8 . 35% 7 . 13% 3 . 75% 4,027 10,284 2 . 00% 10 . 00% 25 . 00% 40 . 00% 65 . 00% 90% 31 . 89% 2 . 83% 1 . 63% 48 . 09% 5 . 57% 3 . 62% 0 . 00 % Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 88

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Concentration of dues from banks and commercial loans and their provisions by classification category as of December 31, 2022 (in MCh$) Interbank loans and commercial loans payable to the bank E va l u a t i o n To t a l D e du c t i b l e provision for FOGAPE Covid - 19 gu a r a n t ee s Individual G r ou p N o r m a l po rt f o l i o Sub s t a nd a r d Po rt f o l i o N on - p e r f o r m i n g po rt f o l i o C3 C4 C5 To t a l Normal Non - performing To t a l A1 A2 A3 A4 A5 A6 Subtotal B1 B 2 B3 B4 Subtotal C1 C2 C6 Subtotal portfolio Portfolio I n t e r b a n k l o a n s c oun t r i e s banks - - - - - - - - - - - - - - - - - - - - - - - - Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - - 32,991 - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Foreign trade loans Chilean exports 19,569 - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third - - - - - - - - - - - - - - - - - - - - - - - - - Non - transferable deposits with - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - 32,991 - - - 32,991 - - - - - - - - - - - - 32,991 - - - 13,442 - Subtotal 19,569 - 36 - - - 36 - - - - - - - - - - - - 36 - - - 29 - Established provisions 7 - 0.22% - - - 0.22% - - - - - - - - - - - - 0.22% - - - 0.22% - % Established provisions - Co m m e r c i a l l o a n s 19,387 13,292,423 4,194,006 327,078 3,866,928 9,098,417 585,614 68,464 75,360 98,204 89,665 95,253 158,668 885,270 93,486 59,031 150,839 581,914 7,627,533 1,640,787 2,040,348 1,904,953 1,408,971 629,535 Commercial loans 2,939 - 752,501 10,113 1,731 8,382 742,388 7,297 4,308 1,657 821 - - 511 50,006 2,975 267 5,187 41,577 685,085 83,809 186,829 253,647 160,800 - Foreign trade loans Chilean exports - - 858,557 43,341 1,689 41,652 815,216 14,475 5,120 1,007 7,995 353 - - 10,309 266 90 922 9,031 790,432 88,008 246,159 225,215 213,055 17,995 Foreign trade loans Chilean imports - - 1,314 - - - 1,314 - - - - - - - - - - - - 1,314 946 289 79 - - Foreign trade loans between third - countries - 132,261 45,240 6,838 38,402 87,021 2,501 834 610 284 83 375 315 12,368 412 543 649 10,764 72,152 11,108 9,402 16,817 22,015 12,810 Debtors with current accounts - - 132,679 98,700 7,679 91,021 33,979 1,144 325 282 145 70 92 230 3,430 153 32 693 2,552 29,405 6,075 7,448 10,887 4,149 846 Credit card debtors - - 878,389 43,888 2,633 41,255 834,501 3,089 1,184 726 591 179 - 409 12,170 45 - 372 11,753 819,242 58,652 54,842 105,664 429,607 157,111 Factoring transactions 13,366 37 1,345,978 213,290 9,773 203,517 1,132,688 73,145 193 2,441 9,952 4,383 18,196 37,980 136,773 7,305 15,034 32,915 81,519 922,770 251,778 278,646 262,531 109,418 16,307 Commercial leasing transactions 4,090 - 52,833 52,833 7,956 44,877 - - - - - - - - - - - - - - - - - - - Student loans - - 237,654 221,431 3,325 218,106 16,223 11,525 6,336 2,652 1,587 95 36 819 391 177 5 17 192 4,307 527 1,260 861 920 582 Other loans and receivables 157 19,424 17,684,589 4,922,842 368,702 4,554,140 12,761,747 698,790 86,764 84,735 119,579 94,828 113,952 198,932 1,110,717 104,819 75,002 191,594 739,302 10,952,240 2,141,690 2,825,223 2,780,654 2,348,935 835,186 Subtotal 20,552 19,424 621,590 268,011 186,830 81,181 353,579 220,089 78,098 55,078 47,832 23,707 11,395 3,979 36,420 8,460 3,001 6,049 18,910 97,070 38,453 33,264 19,123 5,651 573 Established provisions 6 % E s t a b li s h e d p r o v i s i o n s 0 . 03% 0 . 07% 0 . 24% 0 . 69% 1 . 18% 1 . 80% 0 . 89% 2 . 56% 3 . 16% 4 . 00% 8 . 07% 3 . 28% 2 . 00% 10 . 00% 25 . 00% 40 . 00% 65 . 00% 90 . 01% 31 . 50% 2 . 77% 1 . 78% 50 . 67% 5 . 44% 3 . 51% 100.00% Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 89

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued n. Loans and their established provisions by the number of days past due The concentration of credit risk by days past due as of June 30, 2023, and December 31, 2022, is as follows: C on c e nt r a t i on of credit risk by days past due As of June 30, 2023 C ont i ng e nt l o a n e x po s u r e b e fo r e p r o v i s i o n s E s t a b li s h e d p r o v i s i ons Tot a l Tot a l N e t f i n a n c i a l assets N o r ma l po r tfo li o Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 90 Sub s t a n d a r d Portfolio Evaluation N on - p e r fo r m i ng po r t f o li o N o r ma l po r tfo li o Sub s t a n d a r d Portfolio Evaluation Non - performing portfolio Subtot a l D e du c t i b l e FOGAPE Covid - 19 gu a r a nt e e s Group Individual Individual Group Individual Group Individual Individual Group Individual (MCh$) Interbank loans 25,790 9 - 9 - - - - 9 25,799 - - - - 25,799 0 days - - - - - - - - - - - - - - - 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days 25,790 9 - 9 - - - - 9 27,799 - - - - 27,799 Subtotal C o m m e r c i a l l o a ns 16,180,355 315,159 14,395 300,764 38,894 80,984 33,994 54,723 92,169 16,495,514 106,940 329,068 988,607 4,442,444 10,628,455 0 days 115,162 14,343 305 14,038 3,217 4,525 1,029 4,820 447 129,505 7,877 18,136 32,672 49,524 21,296 1 to 29 days 110,590 28,042 78 27,964 9,922 8,076 558 9,405 3 138,632 25,036 33,923 10,401 68,709 563 30 to 59 days 79,356 40,666 75 40,591 11,881 22,384 462 5,857 7 120,022 32,419 52,890 4,171 30,464 78 60 to 89 days 264,521 246,686 509 246,177 140,552 102,573 3,017 35 - 511,207 252,925 251,208 6,877 196 1 > = 90 days 16,749,984 644,896 15,362 629,534 204,466 218,542 39,060 74,840 92,626 17,394,880 425,197 685,225 1,042,728 4,591,337 10,650,393 Subtotal Mortgage loans 15,889,437 51,667 - 51,667 21,945 - - 29,722 - 15,941,104 210,273 - - 15,730,831 - 0 days 41,242 667 - 667 338 - - 329 - 41,909 3,532 - - 38,377 - 1 to 29 days 44,994 5,089 - 5,089 5,089 - - 0 - 50,083 50,083 - - - - 30 to 59 days 138,245 8,297 - 8,297 6,152 - - 2,145 - 146,542 59,582 - - 86,960 - 60 to 89 days 159,289 68,198 - 68,198 68,198 - - 0 - 227,487 227,487 - - - - > = 90 days 15,889,437 51,667 - 133,918 101,722 - - 32,196 - 16,407,125 550,957 - - 15,856,168 - Subtotal C on s u me r l o a n s 4,851,052 167,411 - 167,411 42,387 - - 125,024 - 5,018,463 79,025 - - 4,939,438 - 0 days 122,655 30,881 - 30,881 8,056 - - 22,825 - 153,536 14,475 - - 139,061 - 1 to 29 days 56,150 20,628 - 20,628 7,512 - - 13,116 - 76,778 12,934 - - 63,844 - 30 to 59 days 43,923 22,510 - 22,510 12,805 - - 9,705 - 66,433 21,722 - - 44,711 - 60 to 89 days 26,071 70,579 - 70,579 70,579 - - - - 96,650 96,650 - - - - > = 90 days 5,099,851 312,009 - 312,009 141,339 - - 170,670 - 5,411,860 224,806 - - 5,187,054 - Subtotal 38,148,832 1,090,832 15,362 1,075,470 447,527 218,542 39,060 277,706 92,635 39,239,664 1,200,960 685,225 1,042,728 25,634,559 10,676,192 Tot a l l o a ns Evaluation Evaluation Evaluation Evaluation

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Concentration of credit risk by days past due As of December 31, 2022 Contingent loan exposure before provisions Tot a l E s t a b li s h e d p r o v i s i ons Tot a l N e t f i n a n c i a l assets N o r ma l po r tfo li o Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 91 Sub s t a n d a r d Portfolio Evaluation Non - performing portfolio N o r ma l po r tfo li o Sub s t a n d a r d Portfolio Evaluation Non - performing portfolio D e du c t i b l e FOGAPE Subtot a l C o v i d - 19 guarantees Group Individual Individual Group Individual Group Individual Individual Group Individual (MCh$) 32,955 - 36 - - - - - 32,991 36 - - - - 32,991 Interbank loans 0 days - - - - - - - - - - - - - - - 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days 32,955 - 36 - - - - - 32,991 36 - - - - 32,991 Subtotal C o m m e r c i a l l o a ns 16,545,403 310,235 291,738 18,497 25,999 76,792 32,928 59,045 16,855,638 96,974 64,842 391,285 1,069,098 4,389,406 10,941,007 0 days 103,493 14,266 14,004 262 2,881 5,532 1,068 4,459 117,759 64 6,749 27,001 19,480 54,270 10,259 1 to 29 days 121,023 32,677 32,553 124 11,147 9,486 1,983 9,905 153,700 32 27,136 39,430 13,627 72,542 965 30 to 59 days 79,798 46,591 46,480 111 15,005 23,262 441 7,772 126,389 - 38,835 41,111 8,512 37,922 9 60 to 89 days 193,858 237,245 236,815 430 131,798 105,017 - - 431,103 - 231,140 199,963 - - - > = 90 days 17,043,575 641,014 621,590 19,424 186,830 220,089 36,420 81,181 17,684,589 97,070 368,702 698,790 1,110,717 4,554,140 10,952,240 Subtotal Mortgage loans 15,024,150 32,307 32,307 - 10,895 - - 21,412 15,056,457 - 104,904 - - 14,951,553 - 0 days 45,630 748 748 - 428 - - 320 46,378 - 4,307 - - 42,071 - 1 to 29 days 261,381 9,971 9,971 - 5,580 - - 4,391 271,352 - 52,970 - - 218,382 - 30 to 59 days 153,719 9,982 9,982 - 7,529 - - 2,453 163,701 - 68,762 - - 94,939 - 60 to 89 days 137,538 53,583 53,583 - 52,566 - - 1,017 191,121 - 191,121 - - - - > = 90 days 15,622,418 106,591 106,591 - 76,998 - - 29,593 15,729,009 - 422,064 - - 15,306,945 - Subtotal C on s u me r l o a n s 4,761,533 151,192 151,192 - 28,344 - - 122,848 4,912,725 - 47,959 - - 4,864,766 - 0 days 112,212 30,200 30,200 - 8,467 - - 21,733 142,412 - 13,325 - - 129,087 - 1 to 29 days 63,132 24,215 24,215 - 9,645 - - 14,570 87,347 - 15,397 - - 71,950 - 30 to 59 days 34,751 20,159 20,159 - 11,191 - - 8,968 54,910 - 17,494 - - 37,416 - 60 to 89 days 22,264 63,154 63,154 - 63,154 - - - 85,418 - 85,418 - - - - > = 90 days 4,993,892 288,920 288,920 - 120,801 - - 168,119 5,282,812 - 179,593 - - 5,103,219 - Subtotal 37,692,840 1,036,561 1,017,137 19,424 384,629 220,089 36,420 278,893 38,729,401 97,106 970,359 698,790 1,110,717 24,964,304 10,985,231 Tot a l l o a ns Evaluation Evaluation Evaluation Evaluation

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES The Interim Consolidated Statements of Financial Position include investments in companies of MCh$44,671 and MCh$46,586 as of June 30, 2023, and December 31, 2022, as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 92 Investment Investment value Institutions' P a rt i c i p a t i o n As of December 31, As of J u n e 30 , As of December 31, As of J u n e 30 , 2022 2023 2022 2023 MCh$ MCh$ % % Companies 5,172 1,882 33.33 33.33 Centro de Compensación Automatizado SA 1,949 1,871 29.29 29.29 Sociedad Interbancaria de Depósito de Valores SA 1,110 1,076 15.00 15.00 Cámara de Compensación de Alto Valor SA 3,169 1,850 20.00 20.00 Administrador Financiero del Transantiago SA 1,682 1,718 12.48 12.48 Servicios de Infraestructura de Mercado OTC SA 3,800 4,008 33.43 33.43 Redbanc SA 27,732 30,179 25.00 25.00 Transbank SA 44,614 42,584 Subtotal Minority investments 1,964 571 Trading Exchanges 8 1,516 Other 1,972 2,087 Subtotal 46,586 44,671 Total The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments. a. Summary of financial information of associates as of June 30, 2023, and December 31, 2022: As of December 31, As of June 30, 2022 2023 P r o f i t ( lo s s ) Capital Li a bili t i e s Assets P r o f i t ( lo s s ) Capital Liabilities Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 4,702 10,345 4,295 19,342 2,259 9,161 4,917 16,337 Centro de Compensación Automatizado 1,508 5,746 463 7,717 701 7,218 1 7,920 Sociedad Interbancaria de Depósito de Valores SA 930 6,423 1,004 8,357 358 7,216 1,186 8,760 Cámara de Compensación de Alto Valor SA 4,021 16,604 40,113 60,738 1,446 17,376 42,546 61,368 Administrador Financiero del Transantiago SA 3 13,210 3,418 16,631 352 13,054 41,110 54,516 Servicios de Infraestructura de Mercado OTC SA 1,711 9,657 19,150 30,518 587 11,403 17,189 29,179 Redbanc SA 26,031 84,898 1,387,278 1,498,207 9,575 108,804 1,400,494 1,518,873 Transbank SA 38,906 146,883 1,455,721 1,641,510 15,278 174,232 1,507,443 1,696,953 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued b. Restrictions on the ability of partners to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. c. The movement in investments in companies is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 93 As of December 31, As of June 30, 2022 2023 MCh$ MCh$ 37,695 46,586 Initial book value - - Acquisition of investments - - Sale of investments 10,310 4,197 Participation in income (526) (2,987) Dividends received (893) (3,125) Other equity adjustments (*) 46,586 44,671 Total (**) This corresponds to the market value of the investments in other companies in the country as indicated in the Compendium of Accounting Standards for Banks. d. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 15 - INTANGIBLE ASSETS The composition of the item as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 94 As of June 30, 2023 Net balance A cc u m u l a t e d amortisation Gross b a l a n c e Opening net balance January 1, 2023 MCh$ MCh$ MCh$ MCh$ 94,318 (269,858) 364,176 107,789 Software or computer programmes 94,318 (269,858) 364,176 107,789 Total As of December 31, 2022 Net balance A cc u m u l a t e d amortisation Gross b a l a n c e O p e n i n g n e t balance January 1, 2022 MCh$ MCh$ MCh$ MCh$ 107,789 (243,520) 351,309 95,411 Software or computer programmes 107,789 (243,520) 351,309 95,411 Total a. The movement in intangible assets during the periods of June 30, 2023, and December 31, 2022, is as follows: i. Gross balance Software Development Computer Programmes Gross balances MCh$ 351,309 Balance as of January 1, 2023 12,867 Additions - Disposals - Impairment - Other 364,176 Balance as of June 30, 2023 294,745 Balances as of January 1, 2022 54,899 Additions (145) Disposals (*) - Impairment 1,810 Other 351,309 Balance as of December 31, 2022 (*) This corresponds to fully amortised assets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortisation Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 95 Software D e v e l o p m e n t Computer Programmes Accumulated amortisation MCh$ (243,520) Balance as of January 1, 2023 (26,338) Amortisation for the year - Withdrawals/disposals - Other (269,858) Balance as of June 30, 2023 (199,334) Balances as of January 1, 2022 (42,377) Amortisation for the year - Withdrawals/disposals (*) (1,809) Other (243,520) Balance as of December 31, 2022 (*) This corresponds to fully amortised assets. The Bank has no restrictions on intangibles as of June 30 , 2023 , and December 31 , 2022 . Moreover, intangible assets have not been pledged as security for fulfilling obligations . On the other hand, no amounts are due from the Bank for intangible assets on the same dates .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 16 - FIXED ASSETS The composition of the items as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 96 As of June 30, 2023 Balance A cc u m u l a t e d depreciation Balance Opening net balance net gross January 1, 2023 MCh$ MCh$ MCh$ MCh$ 91,373 (85,881) 177,254 97,067 Buildings 15,012 - 15,012 15,022 Land 56,222 (260169) 316,391 46,883 Equipment 22,011 (73,329) 95,340 30,392 Other 184,618 (419,379) 603,997 189,364 Total As of December 31, 2022 Balance A cc u m u l a t e d depreciation Balance Opening net balance net gross January 1, 2022 MCh$ MCh$ MCh$ MCh$ 97,067 (81,987) 179,054 98,081 Buildings 15,022 - 15,022 15,479 Land 46,883 (247,789) 294,672 56,174 Equipment 30,392 (70,494) 100,886 20,556 Other 189,364 (400,270) 589,634 190,290 Total a. The movement in fixed assets on June 30, 2023, and December 31, 2022, is as follows: i. Gross balance Total Other Equipment Land Buildings 2023 MCh$ MCh$ MCh$ MCh$ MCh$ 589,634 100,886 294,672 15,022 179,054 Balance as of January 1, 2023 16,704 8,443 849 - 7,412 Additions (3,407) (1,628) (547) (10) (1,222) Other changes 1,066 (12,361) 21,417 - (7,990) Other 603,997 95,340 316,391 15,012 177,254 Balance as of June 30, 2023 . Total Other Equipment Land Buildings 2022 MCh$ MCh$ MCh$ MCh$ MCh$ 547,930 83,783 276,826 15,479 171,842 Balances as of January 1, 2022 43,531 16,762 14,941 - 11,828 Additions (4,827) (2,139) (410) (457) (1,821) Other changes 3,000 2,480 3,315 - (2,795) Other 589,634 100,886 294,672 15,022 179,054 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 97 Total Other Equipment Land Buildings 2023 MCh$ MCh$ MCh$ MCh$ MCh$ (400,270) (70,494) (247,789) - (81,987) Balance as of January 1, 2023 (22,060) (4,434) (12,869) - (4,757) Depreciation charges for the period 2,968 1,599 489 - 880 Disposals and sales for the period (17) - - - (17) Other (419,379) (73,329) (260,169) - (85,881) Balance as of June 30, 2023 Total Other Equipment Land Buildings 2022 MCh$ MCh$ MCh$ MCh$ MCh$ (357,639) (63,226) (220,652) - (73,761) Balances as of January 1, 2022 (46,519) (9,318) (27,498) - (9,703) Depreciation charges for the year 3,888 2,050 361 - 1,477 Disposals and sales for the year - - - - - Other (400,270) (70,494) (247,789) - (81,987) Balance as of December 31, 2022 b. The Bank has no restrictions on fixed assets as of June 30, 2023, and December 31, 2022. Furthermore, fixed assets have not been pledged as collateral to fulfil obligations. On the other hand, no amounts are owed on fixed assets by the Bank on the same dates.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT The composition of the right - to - use lease assets as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 98 As of June 30, 2023 Balance A cc u m u l a t e d depreciation Balance O p e n i n g n e t balance net gross January 1, 2023 MCh$ MCh$ MCh$ MCh$ 109,905 (124,445) 234,350 133,795 Buildings 60,686 (72,333) 133,019 48,731 Leasehold improvements 170,591 (196,778) 367,369 182,526 Total As of December 31, 2022 Balance A cc u m u l a t e d depreciation Balance O p e n i n g n e t balance net gross January 1, 2022 MCh$ MCh$ MCh$ MCh$ 133,795 (97,808) 231,603 137,879 Buildings 48,731 (83,577) 132,308 46,649 Leasehold improvements 182,526 (181,385) 363,911 184,528 Total a. The movement in the right - to - use lease assets as of June 30, 2023, and December 31, 2022, is as follows: i. Gross balance Total Leasehold i m p r o v e m e n t s Buildings 2023 MCh$ MCh$ MCh$ 363,911 132,308 231,603 Balance as of January 1, 2023 17,351 5,105 12,246 Additions (12,827) (3,328) (9,499) Other changes (1,066) (1,066) - Other 367,369 133,019 234,350 Balance as of June 30, 2023 Total Leasehold i m p r o v e m e n t s Buildings 2022 MCh$ MCh$ MCh$ 346,756 134,310 212,446 Balances as of January 1, 2022 46,069 14,862 31,207 Additions (25,913) (13,863) (12,050) Other changes (3,001) (3,001) - Other 363,911 132,308 231,603 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued ii. Accumulated depreciation Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 99 Total Leasehold i m p r o v e m e n t s Buildings 2023 MCh$ MCh$ MCh$ (181,385) (83,577) (97,808) Balance as of January 1, 2023 (22,581) (6,560) (16,021) Depreciation charges for the period 7,171 3,305 3,866 Disposals and sales for the period 17 14,499 (14,482) Other (196,778) (72,333) (124,445) Balance as of June 30, 2023 Total Leasehold i m p r o v e m e n t s Buildings 2022 MCh$ MCh$ MCh$ (162,228) (87,661) (74,567) Balances as of January 1, 2022 (41,097) (9,778) (31,319) Depreciation charges for the period 21,940 13,862 8,078 Disposals and sales for the period - - - Other (181,385) (83,577) (97,808) Balance as of December 31, 2022 b. Obligations under leasing contracts As of June 30, 2023, and December 31, 2022, the lease obligations are as follows: As of December 31, As of June 30, 2022 2023 MCh$ MCh$ 137,089 128,072 Obligations under leasing contracts 137,089 128,072 Total c. Expenditure related to leasehold assets and lease obligations: As of June 30, 2022 2023 MCh$ MCh$ 20,660 22,581 Depreciation 1,356 1,588 Interests 1,870 4,277 Short - term leasing 23,886 28,446 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 17 - RIGHT OF USE ASSETS AND OBLIGATION FOR LEASE CONTRACT, continued d. As of June 30, 2023, and December 31, 2022, the maturity level of lease obligations, according to their contractual maturity, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 100 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 25,902 24,643 Due within 1 year 24,862 24,252 Due after 1 to 2 years 22,093 20,955 Due after 2 to 3 years 19,565 17,621 Due after 3 to 4 years 13,220 12,265 Due after 4 to 5 years 31,447 28,336 Due after 5 years 137,089 128,072 Total e. Operating Leases - Lessor As of June 30, 2023, and December 31, 2022, the future minimum rents to be received from non - cancellable operating leases are as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 1,090 742 Due within 1 year 1,805 1 , 2 6 9 Due after 1 to 2 years 582 487 Due after 2 to 3 years 475 468 Due after 3 to 4 years 470 465 Due after 4 to 5 years 1,194 943 Due after 5 years 5,616 4 , 3 7 4 Total f. As of June 30, 2023, and December 31, 2022, the Bank has no finance lease contracts that cannot be unilaterally terminated. g. The Bank has no restrictions on fixed assets as of June 30 , 2023 , and December 31 , 2022 . Furthermore, fixed assets have not been pledged as collateral to fulfil obligations . On the other hand, no amounts are owed on fixed assets by the Bank on the same dates .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 18 - CURRENT AND DEFERRED TAXES a. Current taxes As of June 30, 2023, and December 31, 2022, the Bank has set up a first - category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 101 b. Results for taxes The effect of the tax expense for the periods from January 1 to June 30, 2023, and 2022, consists of the following items: For the period of 6 months until June 30, 2022 2023 MCh$ MCh$ Income tax expense 13,357 86,719 Current year tax Deferred tax credits (charges) 68,370 (49,616) Origination and reversal of temporary differences 81,727 37,103 Subtotal 112 186 Tax on rejected expenses Article N ƒ 21 4,307 (12,765) Other 86,146 24,524 Net income tax expense For the quarter ended June 30, 2022 2023 MCh$ MCh$ Income tax expense 8,936 92,258 Current year tax Deferred tax credits (charges) 21,866 (74,606) Origination and reversal of temporary differences 30,802 17,652 Subtotal 55 72 Tax on rejected expenses Article N ƒ 21 4,179 (11,038) Other 35,036 6,686 Net income tax expense As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ SUMMARY of current tax liabilities (assets) (315) (41) (Assets) for current taxes 112,481 69,195 Current tax liabilities 112,166 69,154 Total net taxes payable (recoverable) Details of current tax liabilities (assets) (net) 147,668 105,442 Income tax (27%) Minus: (33,021) (36,541) Monthly provisional payments (2,039) (21) Credit for training expenses (1,160) (305) Grant credits 718 579 Other 112,166 69,154 Total taxes payable (recoverable)

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 18 - CURRENT AND DEFERRED TAXES, continued c. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of June 30, 2023, and 2022, is shown below. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 102 For the period of 6 months until June 30, 2022 2023 Amount T a x r a te Amount T a x r a te MCh$ % MCh$ % 166,142 27.00 80,230 27.00 Tax calculated on the profit before taxes (92,210) (14.99) (46,427) (15.62) Permanent differences (*) 112 0.02 186 0.06 Single tax (disallowed expenditure) 12,102 1.97 (9,465) (3.19) Other 86,146 14.00 24,524 8.25 Effective rate and income tax expense (*) Corresponds mainly to permanent differences arising from the Price - Level Restatement of Tax Equity. For the quarter ended June 30, 2022 2023 Amount T a x r a te Amount T a x r a te MCh$ % MCh$ % 87,622 27.00 37,671 27.00 Tax calculated on the profit before taxes (61,856) (4.55) (29,257) (4.73) Permanent differences (*) 55 (0.01) 72 (0.01) Single tax (disallowed expenditure) 9,215 0.97 (1,800) 1.68 Other 35,036 23.42 6,686 23.94 Effective rate and income tax expense (*) Corresponds mainly to permanent differences arising from the Price - Level Restatement of Tax Equity. d. Effect of deferred taxes on equity The SUMMARY of the deferred tax effect in equity is presented below separately, showing the corresponding asset and liability balances for the periods ended June 30, 2023, and December 31, 2022: As of D e c e m b e r 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Deferred tax assets (OCI) 76,512 58,449 Financial investment instruments 35,689 30,156 Cash flow hedging 112,201 88,605 Total deferred tax assets with effect in other comprehensive income Deferred tax liabilities (46,976) (32,903) Financial investment instruments (3,603) (35,200) Cash flow hedging (50,579) (68,103) Total deferred tax liabilities with effect on others comprehensive income 61,622 20,502 Net deferred tax balances in equity 61,821 20,728 Deferred taxes in equity attributable to equity holders of the bank (199) (226) Deferred tax in equity attributable to non - controlling interests

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 18 - CURRENT AND DEFERRED TAXES, continued e. Effect of deferred taxes on income As of June 30, 2023, and December 31, 2022, the Bank has recorded the effects of deferred taxes in its Interim Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and income allocated due to temporary differences: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 103 f. SUMMARY of deferred taxes Below is a SUMMARY of deferred taxes, considering their effect on equity and results. As of December 31, As o f June 30, 2022 2023 MCh$ MCh$ Deferred tax assets 112,201 88,605 With an effect on other comprehensive income 578,650 586,182 With an effect on income 690,851 674,787 Total deferred tax assets Deferred tax liabilities (50,579) (68,103) With an effect on other comprehensive income (326,148) (284,064) With an effect on income (376,727) (352,167) Total deferred tax liabilities As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Deferred tax assets 17,670 18,805 Interest and readjustments 29,613 32,075 Extraordinary charge - off 3,777 4,327 Goods received in payment 4,708 6,049 Valuation of fixed assets 322,194 315,615 Provision for loan losses 89,713 70,379 Provision for expenses 50 107 Derivatives 95,152 61,105 Leased assets 5,570 4,048 Subsidiaries tax loss 887 33,471 Right - of - use assets 9,316 40,201 Other 578,650 586,182 Total deferred tax assets Deferred tax liabilities (423) (454) Valuation of investments (7,285) (6,564) Anticipated expenses (3,147) (2,775) Valuation provision (289,352) (223,150) Derivatives - (33,978) Lease obligations (8,779) (1,118) Exchange rate adjustments (17,162) (16,025) Other (326,148) (284,064) Total deferred tax liabilities

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 18 - CURRENT AND DEFERRED TAXES, continued g. Presentation of taxes in the financial statements At the date of these Interim Consolidated Financial Statements, taxes are presented as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 104 As of December 31, As of J u n e 30 , Deferred taxes 2022 2023 MCh$ MCh$ 690,851 674,787 Deferred tax assets before reclassifying (376,726) (352,166) Reclassifying (netting) 314,125 322,621 Deferred tax asset after reclassifying (376,727) (352,167) Deferred tax liabilities before reclassifying 376,726 352,166 Reclassifying (netting) (1) (1) Deferred tax liabilities after reclassifying As of December 31, As of J u n e 30 , Current taxes 2022 2023 MCh$ MCh$ 36,514 37,205 Current tax asset before reclassifying (36,199) (37,164) Reclassifying (netting) 315 41 Current tax asset after reclassifying (148,680) (106,359) Current tax liabilities before reclassifying 36,199 37,164 Reclassifying (netting) (112,481) (69,195) Current tax liabilities after reclassifying

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 18 - CURRENT AND DEFERRED TAXES, continued h. Complementary information related to Circular No 47 of 2009 issued by the Internal Tax Service and the FMC For disclosure and crediting of provisions and write - offs, banks must include in the tax note to their Interim Consolidated Financial Statements a detail of the movements and effects generated by the application of article 31 , No 4 of the Income Tax Law (LIR), as set out in the document annexed to the joint circular . i. Loans and receivables Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 105 As of December 31, As of June 30, 2022 2023 Assets at tax value Assets at tax value Overdue portfolio Overdue portfolio No gu a r a n t e e Guarantee Total A s s e ts a t financial value No gu a r a n t e e Guarantee Total A s s e ts a t financial value MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ - - 32,991 32,991 - - 25,799 25,799 Interbank loans 124,060 139,671 15,497,269 15,460,222 178,729 196,079 15,807,844 15,765,691 Commercial loans 11,088 813 5,283,192 5,280,160 31,463 3,697 4,589,648 4,586,389 Consumer loans 459 36,228 15,754,421 15,729,010 810 48,964 16,431,403 16,407,126 Mortgage loans 135,607 176,712 36,567,873 36,502,383 211,002 248,740 36,854,694 36,785,005 Total ii. Provision on the overdue portfolio without guarantees B a l a n c e a s of 30 - 06 - 2023 Released p r o v i s i o n s E s t a bl i s h e d provisions Provisions c h a r g e - o ffs B a l a n c e a s of 01 - 01 - 2023 MCh$ MCh$ MCh$ MCh$ MCh$ 178,729 (256,453) 390,330 (79,208) 124,060 Commercial loans 31,463 (32,576) 194,512 (141,561) 11,088 Consumer loans 810 (33,202) 35,869 (2,316) 459 Mortgage loans 211,002 (322,231) 620,711 (223,085) 135,607 Total B a l a n c e a s of 31 - 12 - 2022 Released p r o v i s i o n s E s t a bl i s h e d provisions Provisions c h a r g e - o ffs B a l a n c e a s of 01 - 01 - 2022 MCh$ MCh$ MCh$ MCh$ MCh$ 124,060 (276,426) 367,317 (81,357) 114,526 Commercial loans 11,088 (37,469) 185,919 (143,574) 6,212 Consumer loans 459 (33,040) 35,391 (2,317) 425 Mortgage loans 135,607 (346,935) 588,627 (227,248) 121,163 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 18 - CURRENT AND DEFERRED TAXES, continued iii. Direct charge - offs and recoveries Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 106 As of December 31, A s of June 30, 2022 2023 MCh$ MCh$ (44,347) (32,422) Direct Charge - offs Art 31 No 4, paragraph III - - Condonations that originated liberation of provisions 87,520 44,534 Recoveries or renegotiations of impaired loans 43,173 12,112 Total iv. Application Article 31 No 4 paragraphs I and IV , As of De ce m b e r 3 1 , A s of J un e 30 2022 2023 MCh$ MCh$ - - Charge - offs under paragraph I (4,186) (722) Charge - offs under paragraph IV (4,186) (722) Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 19 - OTHER ASSETS The composition of the item 'other assets' as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 107 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Other assets 32,220 26,545 Assets to be leased out as lessor (1) 2,442,325 2,711,090 Cash guarantees provided for derivative financial transactions (2) 243,345 28,046 Debtors due to financial instrument intermediation 184,989 193,407 Accounts receivable from third parties 44,180 18,502 VAT tax credit receivable 245,937 219,197 Expenses paid in advance (3) 160,531 145,990 Valuation adjustments for macro hedges (4) 542 558 Assets to support defined benefit post - employment plan obligations 715 709 Investment in gold 2 2 Other cash guarantees provided 31,709 18,105 Pending operations 191,509 237,546 Other assets 3,578,004 3,599,697 Total 1) This corresponds to assets available to be provided by means of finance leases. 2) This corresponds to guarantees related to certain derivative contracts. These guarantees operate when the valuation of deriva tives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank. 3) In this item, the Bank has recorded in advance the expense paid concerning the Santander LATAM Pass programme, which will naturally be consumed as our customers use the Bank's transactional products and are therefore assigned the corresponding LATAM Pass miles (loyalty programme administered by LATAM Airlines Group SA). 4) Corresponds to the balances of the mark - to - market valuation of net assets or liabilities hedged in a macro hedge (Note 12).

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 20 - NON - CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of non - current assets and disposal group and liabilities included in disposal groups as of June 30, 2023, and December 31, 2022, is as follows: , Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 108 As of December 31, As of J u n e 30 2022 2023 MCh$ MCh$ Assets received in payment or awarded in a judicial auction (1) 4,772 5 , 9 4 2 Goods received in payment 22,573 19,488 Assets awarded in a judicial auction (1,182) ( 9 7 8 ) Provisions for assets received in lieu of payment or awarded in a judicial auction Non - current assets held for sale 4,736 7 , 5 2 5 Assets for the recovery of goods sold under financial leasing operations - - Disposal group for sale 30,899 31,977 Total 1 ) Goods received in payment are those received in lieu of overdue debts from customers . The aggregate assets held in this way must not exceed 20 % of the Bank's effective assets . Currently, these assets represent 0 . 01% ( 0 . 01 % as of December 31 , 2022 ) of the Bank's effective equity . Goods awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank . Assets awarded in a judicial auction are not subject to the above . These immovable properties are assets available for sale . For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition . If such property is not sold within the time frame in the regulation, it must be written off . Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its estimated realisable value (appraisal) . .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of June 30, 2023, and December 31, 2022, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 109 Fair value Liabilities As of December 31, As o f J u n e 30, 2022 2023 MCh$ MCh$ Financial derivatives contracts 1,818,024 1,481,956 Forwards 9,497,035 8,609,317 Swaps 2,794 1,879 Call options 1,467 6,087 Put options - - Future - - Other 11,319,320 10,099,239 Subtotal Other financial instruments - - Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal 11,319,320 10,099,239 Total Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, specifically forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued The following is a SUMMARY of the financial derivatives contracted by the Bank as of June 30, 2023, and December 31, 2022, their fair value and the SUMMARY by the maturity of the notional or contractual values: As of June 30, 2023 Notional T o t a l F a i r va l u e On d e ma n d MCh$ Up to 1 m o n th MCh$ Between 1 m on t h a n d 3 months MCh$ B e t w e e n 3 months a n d 1 ye a r MCh$ Between 1 year and 3 years MCh$ B e t w e e n 3 years and 5 years MCh$ M o re t h a n 5 years MCh$ M Ch $ M Ch $ Financial derivatives contracts s w ap s 1,481,956 53,549,610 2,393,139 1,268,287 4,297,059 17,936,821 11,156,084 Currency forwards - 16,498,220 3,203,206 102,492,312 14,477,919 11,313,585 22,533,007 31,056,214 14,781,390 Interest rate swaps - 8,330,197 5,406,111 56,436,465 20,350,891 10,277,794 17,512,245 6,126,705 1,445,924 Currency and interest rate - 722,906 1,879 139,591 - - - 17,100 5,671 Currency call options - 116,820 - - - - - - - Call interest rate options - - 6,087 197,311 - - 85,612 69,449 9,131 Put currency options - 33,119 - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - 10,099,239 212,815,289 37,221,949 22,859,666 44,427,923 55,206,289 27,398,200 Total - 25,701,262 December 31, 2022 Notional B e t w e e n 3 B e t w e e n 1 B e t w e e n 3 months year and 3 years and T o t a l F a i r va l u e On d e ma n d MCh$ Up to 1 m o n th MCh$ Between 1 m on t h a n d 3 months MCh$ a n d 1 ye a r MCh$ y ea rs M Ch $ 5 y ea r s MCh$ M o re t h a n 5 years MCh$ M Ch $ M Ch $ Financial derivatives contracts s w ap s Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 110 1,818,024 36,837,620 2,034,929 1,913,113 4,725,547 10,559,457 7,474,471 Currency forwards - 10,130,103 3,935,401 91,376,587 15,274,620 11,344,275 25,470,384 26,018,228 9,226,258 Interest rate swaps - 4,042,822 5,561,634 56,659,463 20,229,246 10,879,098 18,051,948 5,192,387 1,580,644 Currency and interest rate - 726,140 2,794 371,101 - - - 10,365 70,941 Currency call options - 289,795 - - - - - - - Call interest rate options - - 1,467 107,015 - - - 27,612 11,304 Put currency options - 68,099 - - - - - - - Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - 11,319,320 185,351,786 37,538,795 24,136,486 48,247,879 41,808,049 18,363,618 Total - 15,256,959

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST As of June 30, 2023, and December 31, 2022, the composition of financial liabilities at amortised cost is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 111 As of December 31, As of J un e 3 0 , 2022 2023 MCh$ MCh$ Deposits and other demand liabilities 11,711,969 10,908,366 Current accounts 630,807 525,065 Demand deposit accounts 379,331 375,544 Other demand deposits 6,758 5,691 Obligations for payment card provisioning accounts 1,357,361 1,457,344 Other liabilities on demand 14,086,226 13,272,010 Subtotal Time deposits and other term equivalents 12,779,206 14,693,525 Time deposits 191,257 189,494 Term savings accounts 8,327 9,370 Other term credit balances 12,978,790 14,892,389 Subtotal Obligations under repurchase and securities lending agreements - - Transactions with domestic banks 103,425 5 Transactions with foreign banks 211,930 406,414 Transactions with other entities in the country - - Transactions with other entities abroad 315,355 406,419 Subtotal Interbank borrowing 41,317 35,960 Banks in the country 3,239,358 3,594,872 Foreign banks 5,584,090 5,787,121 Central Bank of Chile 8,864,765 9,417,953 Subtotal Debt financial instruments issued 3,798 2,301 Letters of Credit 7,080,472 7,556,162 Senior bonds 81,623 78,491 Mortgage bonds 7,165,893 7,636,954 Subtotal Other financial liabilities - - Other financial obligations to the public sector 292,417 253,800 Other financial obligations in the country 578 542 Other financial obligations abroad 292,995 254,342 Subtotal 43,704,024 45,880,067 Total

Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 112 Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued a. Obligations under repurchase and securities lending agreements As of June 30, 2023, and as of December 31, 2022, the obligations associated with the instruments sold under repurchase agreements are as follows: As of December 31, 2022 D e m a n d Up to 1 month As of June 30, 2023 M o re than 1 month up to 3 m on t h s T o t a l D e m a n d U p to 1 m on t h B e t w e e n 1 m on t h and 3 m on t h s T o t a l - C h i l e - - - - - - - - M C h $ MCh$ MCh$ M C h $ M C h $ M C h $ M C h $ M C h $ - - - Transactions with domestic banks Repurchase agreements with other banks - - - - - - - Repurchase agreements with the Central Bank of - - - - - - - Securities lending obligations - - - - - - - Subtotal - - - - Transactions with foreign banks - 103,425 - - 103,425 - - - - 5 - - - 5 - - Repurchase agreements with other banks Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations 103,425 103,425 - 5 - 5 - Subtotal Transactions with other entities in the country 211,930 109 211,821 - 406,114 110 406,304 - Repurchase agreements - - - - - - - Securities lending obligations 211,930 109 211,821 - 406,114 110 406,304 - Subtotal Transactions with other entities abroad - - - - - - - Repurchase agreements - - - - - - - Securities lending obligations - - - - - - - Subtotal 315,355 109 315,246 - 406,419 110 406,309 - Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued b. Interbank borrowing At the end of the Interim Consolidated Financial Statements as of June 30, 2023, and December 31, 2022, the composition of the item 'Interbank Borrowings' is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 113 As of December 31, As of June 30, 2022 2023 MCh$ MCh$ Loans obtained from financial institutions and the Central Bank of Chile 5,584,084 5 , 787 , 12 1 Other liabilities with the Central Bank of Chile 5,584,084 5 , 787 , 12 1 Subtotal 41,318 35,960 Loans from domestic financial institutions Loans from foreign financial institutions - 3 , 441 , 53 0 Bank Of America NA 169,585 100,653 The Bank of New York Mellon 58,326 22,672 Banco Santander Hong Kong 19,633 7,690 Banco Santander Singapur 101 5,350 China Construction Bank 11,410 5,258 Wachovia Bank NA 110,225 5,174 Standard Chartered Bank 2,540 2,036 Bank of China 2,521 1,223 Hong Kong and Shanghai Banking 230 370 Korea Exchange Bank 73 329 Taiwan Cooperative Bank 195 272 Hua Nan Commercial Bank 100,654 251 State Bank of India 386 248 Bank of Taiwan - 234 Citibank NA 58 221 Shinhan Bank 80 155 Caixabank 124 154 Intesa Sanpaolo 243 145 Kbc Bank Nv - 144 Citic Industrial Bank 86 128 Bbva Bancomer 104 111 Banco Santander Central Hispano - 90 E. Sun Commercial Bank Ltd. 901 83 Industrial Bank of Korea 110 75 Fortis Bank 70 66 Turkiye Garanti Bankasi - 55 Rhb Bank Berhad 32 51 Kotak Mahindra Bank Limited 71 37 Banco Itau Bba SA - 37 United Bank of India - 23 Industrial And Commercial Bank - 7 Hsbc Bank USA, NA 2,313,125 - Bank of America 199,225 - The Bank of Nova Scotia 84,978 - Barclays Bank Plc London 42,650 - Zurcher Kantonalbank 42,524 - Sumitomo Mitsui Banking Corporation 42,479 - Wells Fargo Bank NA 25,349 - Commerzbank Ag 7,359 - Banco Santander Brasil 1,164 - Bank of Tokyo Mitsubishi 1,146 - China Merchants Bank 394 - Shanghai Pudong Development Bank 233 - Banca Nazionale Del Lavoro 219 - Unicredit 198 - Bbva Uruguay 181 - Bank for Foreign Trade of Vietnam 114 - Agricultural Bank of China 90 - Credit Agricole Italia 67 - Banco Do Brasil 56 - Banco Bilbao Vizcaya Argentaria 36 - Abn Amro Bank NV 18 - Bank of Galicia and Buenos Aires 3,239,363 3 , 59 4 , 87 2 Subtotal 3,239,363 3 , 594 , 87 2 Subtotal 8,864,765 9 , 417 , 95 3 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Obligations to the Central Bank of Chile As part of the Central Bank of Chile's measures to address the shocks impacting the Chilean economy due to the current Covid - 19 pandemic, the Credit Facility Conditional to Incremental Flexibility (FCIC) programme was announced . This corresponds to a unique financial facility open to banks, allowing them to continue funding households and companies' loans . The Bank must leave collateral for these operations, which include : the Central Bank of Chile, the government and private bonds (bank and corporate) and, more recently, commercial credits from the individual assessment portfolio classified as high credit quality . FCIC resources can also be accessed through the Liquidity Line of Credit (LCL), capped at the local currency reserve requirement . The FCIC consists of an initial facility and an additional one . The first amounts to US $ 4 , 800 million . The additional line can reach four times the initial one, that is, US $ 19 , 200 million . Its availability depends on two factors : growth of the base portfolio and targeting loans to smaller companies . Furthermore, the Central Bank created the FCIC 2 for US $ 16 , 000 million . The maturity of these obligations is as follows : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 114 As of December 31, As o f June 30, 2022 2023 MCh$ MCh$ - 5,787,121 Due within 1 year 5,584,090 - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 5,584,090 5,787,121 Total liabilities to the Central Bank of Chile d. Loans from domestic financial institutions The maturity of these obligations is as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 41,317 35 , 9 6 0 Due within 1 year - - Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 41,317 35 , 9 6 0 Total loans from domestic financial institutions

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued e. Obligations abroad Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 115 As of December 31, As o f June 30, 2022 2023 MCh$ MCh$ 3,239,358 3,514,984 Due within 1 year - 79,888 Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 5 years 3,239,358 3,594,872 Total loans from foreign financial institutions f. Debt Financial Instruments Issued and Other Financial Obligations Debts classified as short - term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long - term. The details are as follows: As of June 30, 2023 Total Long - term Short - term MCh$ MCh$ MCh$ 2,301 461 1,840 Letters of credit 7,556,162 6,662,416 893,746 Senior bonds 78,491 71,040 7,451 Mortgage bonds 7,636,954 6,733,917 903,037 Issued debt instruments 254,342 213 254,129 Other financial liabilities 7,891,296 6,734,130 1,157,166 Total As of December 31, 2022 Total Long - term Short - term MCh$ MCh$ MCh$ 3,798 1,206 2,592 Letters of credit 7,080,472 6,597,776 482,696 Senior bonds 81,623 74,515 7,108 Mortgage bonds 7,165,893 6,673,497 492,396 Issued debt instruments 292,995 239 292,756 Other financial liabilities 7,458,888 6,673,736 785,152 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued g. Mortgage bills These bills are used to finance mortgage loans. The principal amounts of these are amortised quarterly. The bills are indexed to the UF and yield an interest rate of 5.22% as of June 30, 2023 (5.20% as of December 31, 2022). Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 116 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 2,592 1,840 Due within 1 year 1,039 444 Due after 1 to 2 years 167 17 Due after 2 to 3 years - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years 3,798 2,301 Total mortgage bills h. Senior bonds The details of senior bonds by currency are as follows: As of December 31, As o f June 30, 2022 2023 MCh$ MCh$ 3,510,708 3,497,818 Santander Bonds in UF 2,215,515 2,347,143 Santander Bonds in US$ 644,780 635,494 Santander Bonds in CHF$ 223,467 539,130 Santander Bonds in Ch$ 122,611 114,685 Current bonds in AUD$ 203,512 266,119 Senior bonds in JPY$ 159,879 155,773 Senior bonds in EUR$ 7,080,472 7,556,162 Total senior bonds 1. Placement of senior bonds: During 2023, the Bank has placed bonds for UF 1,710,000; CLP 383,150,000,000; USD 30,000,000; and JPY 17,500,000,000 as follows: Ma t u r i t y Date P l a c e m en t Date I ss u e Date I ss uan c e r a te Annual Term ( y ea r s ) Amount placed Currency Series 01 - 06 - 26 21 - 02 - 23 01 - 12 - 18 1.60 7.5 years 1,400,000 UF W3 01 - 03 - 28 19 - 01 - 23 01 - 03 - 19 1.80 9 years 310,000 UF W5 1,710,000 Total UF 01 - 09 - 27 24 - 02 - 23 01 - 03 - 22 7.00 5,5 years 3,000,000,000 CLP U7 01 - 12 - 27 09 - 01 - 23 01 - 06 - 22 7.50 5,5 years 75,000,000,000 CLP T18 01 - 08 - 26 24 - 02 - 23 24 - 02 - 23 6.80 3.5 years 67,650,000,000 CLP AA7 01 - 12 - 28 13 - 03 - 23 13 - 03 - 23 6.60 6.0 years 100,000,000,000 CLP AA1 01 - 09 - 30 16 - 03 - 23 16 - 03 - 23 6.20 8.0 years 100,000,000,000 CLP AA3 01 - 03 - 26 09 - 06 - 23 01 - 03 - 23 7.10 3 years 11,000,000,000 CLP AA10 01 - 09 - 27 13 - 06 - 23 01 - 03 - 23 6.70 4.5 years 26,500,000,000 CLP AA8 383,150,000,000 Total (CLP) 19 - 04 - 24 19 - 04 - 23 12 - 04 - 23 5.84 1 year 30,000,000 USD B on d U S D 30,000,000 Total USD 28 - 04 - 24 28 - 04 - 23 24 - 04 - 23 0.60 1 year 10,500,000,000 JPY Bond JPY 30 - 05 - 25 30 - 05 - 23 24 - 05 - 23 0.78 2 years 7,000,000,000 JPY Bond JPY 17,500,000,000 Total JPY

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued During 2022 the Bank has placed bonds for UF 29,326,000; USD 30,000,000; CLP 347,000,000,000; and JPY 3,000,000,000 as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 117 2. Repurchase of senior bonds The bank has made the following partial bond repurchases during the first half of 2023: Ma t u r i t y Date P l a c e m en t Date I ss u e Da t e I ss uan c e r a te Annual Term ( y ea r s ) Amount placed Cu rr en c y Series 01 - 01 - 30 16 - 06 - 22 01 - 01 - 19 1.55 11 years 5,000,000 UF T3 01 - 06 - 26 30 - 06 - 22 01 - 12 - 18 1.60 7.5 years 2,116,000 UF W3 01 - 03 - 28 30 - 06 - 22 01 - 03 - 19 1.80 9 years 1,210,000 UF W5 01 - 06 - 32 28 - 07 - 22 01 - 12 - 21 2.80 11.5 years 3,000,000 UF U2 01 - 06 - 29 09 - 08 - 22 01 - 12 - 21 2.50 7.5 years 3,000,000 UF U1 01 - 02 - 34 24 - 10 - 22 21 - 10 - 22 2.65 11.5 years 5,000,000 UF T20 01 - 12 - 33 09 - 12 - 22 07 - 12 - 22 2.65 10.5 years 8,000,000 UF W4 01 - 06 - 31 27 - 07 - 22 01 - 12 - 21 2.70 9.5 years 2,000,000 UF W9 29,326,000 Total UF 28 - 04 - 25 28 - 04 - 22 20 - 04 - 22 Sofr + 95pb 3 years 30,000,000 US$ Bond US$ 30,000,000 Total US$ 01 - 04 - 26 16 - 06 - 22 01 - 10 - 20 2.95 5.5 years 64,800,000,000 CLP U6 01 - 04 - 25 29 - 06 - 22 01 - 10 - 20 2.70 4.5 years 100,000,000,000 CLP U5 01 - 04 - 26 21 - 10 - 22 20 - 10 - 22 2.95 5.5 years 35,200,000,000 CLP U6 01 - 04 - 26 16 - 11 - 22 15 - 11 - 22 7 5.5 years 72,000,000,000 CLP U7 01 - 08 - 22 22 - 11 - 22 18 - 11 - 22 7.5 10 years 75,000,000,000 CLP T17 347,000,000,000 Total (CLP) 15 - 09 - 25 15 - 09 - 2022 08 - 09 - 22 0.65 3 years 3,000,000,000 JPY Bond JPY 3,000,000,000 Total JPY Amount Currency Type Date 131,00 UF Senior 13 - 01 - 23 44,000 UF Senior 19 - 01 - 23 45,000 UF Senior 13 - 01 - 23 80,000 UF Senior 26 - 04 - 23 30,000 UF Senior 28 - 04 - 23 91,000,000,000 CLP Senior 02 - 05 - 23

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued The Bank has made the following partial bond repurchases during 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 118 Amount Currency Type Date 1,065,000 UF Senior 07 - 01 - 2022 150,000 UF Senior 10 - 01 - 2022 4,000,000,000 Ch$ Senior 03 - 02 - 2022 785,000 UF Senior 04 - 02 - 2022 1,205,000 UF Senior 04 - 02 - 2022 4,156,000 USD Senior 17 - 02 - 2022 7,000 UF Senior 08 - 03 - 2022 5,000 UF Senior 09 - 03 - 2022 5,000 UF Senior 10 - 03 - 2022 5,000 UF Senior 14 - 03 - 2022 70,000 UF Senior 28 - 07 - 2022 9,000 UF Senior 29 - 07 - 2022 31,000 UF Senior 05 - 08 - 2022 602,000 UF Senior 07 - 09 - 2022 100,000 UF Senior 08 - 09 - 2022 377,000 UF Senior 13 - 09 - 2022 93,000 UF Senior 27 - 09 - 2022 414,000 UF Senior 28 - 09 - 2022 50,000 UF Senior 11 - 10 - 2022 43,000 UF Senior 12 - 10 - 2022 1,000 UF Senior 13 - 10 - 2022 64,000 UF Senior 19 - 10 - 2022 181,000 UF Senior 20 - 10 - 2022 50,000 UF Senior 27 - 10 - 2022 1,000 UF Senior 02 - 11 - 2022 2,000 UF Senior 07 - 11 - 2022 687,000 UF Senior 08 - 11 - 2022 165,000 UF Senior 09 - 11 - 2022 1,000 UF Senior 15 - 11 - 2022 100,000 UF Senior 17 - 11 - 2022 3,000 UF Senior 21 - 11 - 2022 400,000 UF Senior 23 - 11 - 2022 415,000 UF Senior 28 - 11 - 2022 1,052,000 UF Senior 01 - 12 - 2022 130,000 UF Senior 06 - 12 - 2022 348,000 UF Senior 13 - 12 - 2022 140,000 UF Senior 14 - 12 - 2022 104,000 UF Senior 15 - 12 - 2022 291,000 UF Senior 16 - 12 - 2022 97,000 UF Senior 19 - 12 - 2022 4,000 UF Senior 26 - 12 - 2022 60,000 UF Senior 28 - 12 - 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 3. Maturities of senior bonds The maturity of the senior bonds is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 119 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 482,696 893,746 Due within 1 year 1,185,935 1,945,859 Due after 1 to 2 years 1,599,241 1,141,779 Due after 2 to 3 years 1,282,436 968,958 Due after 3 to 4 years 408,607 348,726 Due after 4 to 5 years 2,121,557 2,257,094 Due after 5 years 7,080,472 7,556,162 Total senior bonds i. Mortgage bonds The detail of mortgage bonds by currency is as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 81,623 78,491 Mortgage bonds in UF 81,623 78,491 Total mortgage bonds 1. Mortgage bond placements The Bank has not placed any Mortgage Bonds as of June 30, 2023, and December 31, 2022. 2. Maturity of mortgage bonds The maturity of the mortgage bonds is as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 7,108 7,451 Due within 1 year 11,411 11,962 Due after 1 to 2 years 11,779 12,348 Due after 2 to 3 years 12,159 12,746 Due after 3 to 4 years 12,551 13,157 Due after 4 to 5 years 26,615 20,828 Due after 5 years 81,623 78,492 Total mortgage bonds

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued j. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarised below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 120 As of December 31, As o f June 30, 2022 2023 MCh$ MCh$ Long - term obligations 68 72 Due after 1 to 2 years 74 82 Due after 2 to 3 years 84 59 Due after 3 to 4 years 13 - Due after 4 to 5 years - - Due after 5 years 239 213 Long - term financial liabilities subtotal Short - term obligations 186,237 1 8 7 , 7 4 6 Amount payable for credit card transactions 110 - Approval of letters of credit 106,409 66,383 Other long - term financial obligations (short - term portion) 292,756 2 5 4 , 1 2 9 Short - term financial obligations subtotal 292,995 2 5 4 , 3 4 2 Other financial obligations total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS The balances, as of June 30, 2023, and December 31, 2022, of Regulatory Capital Financial Instruments issued are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 121 Debts classified as short - term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long - term. The details are as follows: As of June 30, 2023 Total Long - term Short - term MCh$ MCh$ MCh$ - - - Subordinated bonds with transitional recognition 1,767,626 1,767,626 - Subordinated Bonds 556,993 556,993 - Bonds without fixed maturity - - - Preferred shares 2,324,619 2,324,619 - Total As of December 31, 2022 Total Long - term Short - term MCh$ MCh$ MCh$ - - - Subordinated bonds with transitional recognition 1,733,870 1,733,870 - Subordinated Bonds 590,246 590,246 - Bonds without fixed maturity - - - Preferred shares 2,324,116 2,324,116 - Total The details of subordinated bonds by currency are as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ - - CLP 169,835 160,288 US$ 1,564,035 1,607,338 UF 1,733,870 1,767,626 Subordinated bond total Bonds with no fixed maturity are all in US$ currency. As of D e c e m b e r 31, As o f J u n e 30, 2022 2023 MCh$ MCh$ Financial instruments of regulatory capital issued - - Subordinated bonds with transitional recognition 1,733,870 1,767,626 Subordinated Bonds 590,246 556,993 Bonds without fixed maturity - - Preferred shares 2,324,116 2,324,619 Subtotal

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 23 - ISSUED REGULATORY CAPITAL INSTRUMENTS, continued The movement in the balance of Regulatory Capital Financial Instruments issued as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 122 Total Bonds without fixed maturity S ubo r di n a t e d Bonds MCh$ MCh$ MCh$ 2,324,116 590,246 1,733,870 Balance as of January 1, 2023 - - - New issues/placements made 1,836 - 1,836 Accrued interest at the effective interest rate (subordinated bonds) 41,131 - 41,131 Accrued adjustments due to UF and/or exchange rate (42,464) (33,253) (9,211) Other movements (Discounts/Hedges/Exchange rate) 2,324,619 556,993 1,767,626 Balance as of June 30, 2023 Total Bonds without fixed maturity S ubo r di n a t e d Bonds MCh$ MCh$ MCh$ 2,054,105 592,468 1,461,637 Balances as of January 1, 2022 101,503 - 101,503 New issues/placements made 6,562 - 6,562 Accrued interest at the effective interest rate (subordinated bonds) 172,941 - 172,941 Accrued adjustments due to UF and/or exchange rate (10,995) (2,222) (8,773) Other movements (Discounts/Hedges/Exchange rate) 2,324,116 590,246 1,733,870 Balance as of December 31, 2022 During 2023, the Bank has not issued or placed any regulatory capital instruments.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 24 - PROVISIONS FOR CONTINGENCIES As of June 30, 2023, and as of December 31, 2022, the composition of the balance of provisions is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 123 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 99,424 71,850 Provisions for employee benefit obligation - - Provisions for restructuring plans 5,533 5,833 Provisions for lawsuits and litigations 38 38 Provisions for customer loyalty and merit programme obligations 5,149 3,294 Operational risk 62,682 28,309 Other provisions for other contingencies 172,826 109,324 Total The movement in provisions as of June 30, 2023, and December 31, 2022, is shown below: Provisions Total O p e r a t io n a l risk Other C on t i ng e n c y Provisions Provisions for customer loyalty and me r i t p r o g r am m e obligations L a w s ui t s and litigation R es t r u c t u r i n g plans Fo r e m p lo ye e benefit obligation MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 172,826 5,149 62,682 38 5,533 - 99,424 Balance as of January 1, 2023 41,846 8 1,818 - 459 - 39,561 Established provisions (102,820) (1,863) (36,191) - (159) - (64,607) Implementation of provisions (2,937) - - - - - (2,937) Provision release - - - - - - - Reclassifying 409 - - - - - 409 Other movements 109,324 3,294 28,309 38 5,833 - 71,850 Balance as of June 30, 2023 165,546 1,578 51,894 38 3,035 - 109,001 Balances as of January 1, 2022 167,180 4,053 24,366 - 2,963 14,019 121,779 Established provisions (147,306) (482) - - (465) (14,019) (132,340) Implementation of provisions (15,362) - (13,578) - - - (1,784) Provision release - - - - - - Reclassifying 2,768 - - - - - 2,768 Other movements 172,826 5,149 62,682 38 5,533 - 99,424 As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 25 - PROVISIONS FOR DIVIDEND, INTEREST PAYMENT AND REVALUATION OF REGULATORY EQUITY FINANCIAL The balances, as of June 30, 2023, and December 31, 2022, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 124 As of December 31, As of June 30, 2023 2022 2023 MCh$ MCh$ 243,883 78,861 Provision for payment of common stock dividends - - Provision for payment of preferred share dividends 3,625 4,610 Provision for interest payments on bonds with no fixed term to maturity - - Provision for bond repricing without fixed term to maturity 247,508 83,471 Total The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of June 30, 2023, and December 31, 2022, is as follows: Provision for bond repricing without fixed term to maturity Provision for interest payments on bonds with no fixed term to maturity Provision for payment of preferred stock dividends Provision for payment of c o m m o n s t o c k dividends MCh$ MCh$ MCh$ MCh$ - 3,625 - 243,883 Balance as of January 1, 2023 - 6,107 - 78,621 Established provisions - (6,463) - (243,883) Implementation of provisions - - - - Provision release - - - - Reclassifying - 1,341 - - Other movements - 4,610 - 78,621 Balance as of June 30, 2023 Provision for bond repricing without fixed term to maturity Provision for interest payments on bonds with no fixed term to maturity Provision for payment of preferred stock dividends Provision for payment of c o m m o n s t o c k dividends MCh$ MCh$ MCh$ MCh$ - 4,995 - 233,775 Balances as of January 1, 2022 - 30,523 - 242,595 Established provisions - (30,528) - (232,487) Implementation of provisions - - - - Provision release - - - - Reclassifying - (1,365) - - Other movements - 3,625 - 243,883 Balance as of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of June 30, 2023, and December 31, 2022, the composition of the balance of the special provisions for credit risk is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 125 As of December 31, As o f J u n e 30, 2022 2023 Special provisions for credit risk MCh$ MCh$ Credit risk provisions for contingent claims 9,252 6,500 Guarantees and sureties 346 376 Letters of credit for goods movement operations - - Debt purchase commitments in local currencies abroad 17,218 17,624 Transactions related to contingent events 9,890 11,576 Immediately repayable unrestricted credit lines - - Unrestricted credit lines 1,263 1,573 Other credit commitments - - Other contingent loans 37,969 37,649 Subtotal 550 65 Provisions for local risk for operations with debtors domiciled abroad 550 65 Subtotal - - Special provisions for foreign loans - - Subtotal Additional provisions for loans 122,000 122,000 Additional provisions for commercial loans 17,000 17,000 Additional provisions for mortgage loans 154,000 154,000 Additional provisions for consumer loans 293,000 293,000 Subtotal - - Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions established for credit risk as a result of supplementary prudential requirements - - Subtotal 331,519 330,714 TOTAL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued The movement in provisions as of June 30, 2023, and December 31, 2022, is shown below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 126 Provisions due to supplementary prudential requirements Provisions for a d j u s t m e n ts to minimum provision requirements A d di t i o n a l p r o v i s i o n s for loans Special p r o v i s i o n s f o r foreign loans P r o v i s i on s for local risk P r o v i s i on s for c on t in g e n t claims Special provisions for credit risk as of June 30, 2023 (MCh$) - - 293,000 - 550 37,969 Balance as of January 1, 2023 - - - - 52 7,021 Provision establishment - - - - - - Provision application - - - - (537) (7,341) Provision release - - - - - - Other changes in provisions - - 293,000 - 65 37,649 Balance as of June 30, 2023 Provisions due to supplementary prudential requirements Provisions for a d j u s t m e n ts to minimum provision requirements A d di t i o n a l p r o v i s i o n s for loans Special p r o v i s i o n s f o r foreign loans P r o v i s i on s for local risk P r o v i s i on s for c on t in g e n t claims Special provisions for credit risk as of December 31, 2022 (MCh$) - - 258,000 - 194 30,801 Balance as of January 1, 2022 - - 35,000 - 552 14,250 Provision establishment - - - - - - Provision application - - - - (196) (7,082) Provision release - - - - - - Other changes in provisions - - 293,000 - 550 37,969 As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of June 30, 2023, and December 31, 2022, is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 127 As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Other liabilities 1,017,967 1,096,929 Cash guarantees received for financial derivative transactions (1) 265,794 49,822 Creditors for intermediation of financial instruments 405,878 418,191 Accounts payable to third parties 85,725 87,186 Valuation adjustments for macro - hedges (2) 6,354 6,135 Revenue liabilities due to income from ordinary activities generated by contracts with customers 36,814 25,705 VAT debit unpaid tax 21,918 17,766 Pending operations 201,232 144,853 Other liabilities 2,041,682 1,846,587 Total 1) This corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favour of or against the Bank. 2) This corresponds to the balances of the mark - to - market valuation of net assets or liabilities hedged in a macro - hedge (Note 12). .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY a. Equity and preferred shares As of June 30 , 2023 , and December 31 , 2022 , the Bank has a share capital of MCh $ 891 , 303 comprising 188 , 446 , 126 , 794 authorised shares, which are subscribed and paid up . All these are ordinary shares with no par value and no preferences . Accordingly, share movements as of June 30 , 2023 , and December 31 , 2022 , are as follows : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 128 Shares As of December 31, As o f June 30, 2022 2023 188,446,126,794 188,446,126,794 Issued as of January 1, - - Issuance of paid - up shares - - Issuance of shares owed - - Exercised stock option 188,446,126,794 188,446,126,794 Total shares As of June 30, 2023, and December 31, 2022, the Bank does not hold any treasury shares, nor do the companies involved in the consolidation. As of June 30, 2023, the shareholders' distribution is as follows: % Of e q u i ty ho l di n g Total A D R s (*) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 8.33 15,693,121,271 15,693,121,271 - The Bank of New York Mellon 11.16 21,032,790,139 - 21,032,790,139 Banks on behalf of third parties 7.62 14,356,773,657 - 14,356,773,657 Pension funds (AFP) on behalf of third parties 2.62 4,928,146,292 - 4,928,146,292 Stockbrokers on behalf of third parties 3.10 5,842,294,167 - 5,842,294,167 Other minority holders 100.00 188,446,126,794 15,693,121,271 172,753,005,523 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets. As of December 31, 2022, the distribution of shareholders is as follows: % Of e q u i ty ho l di n g Total A D R s (*) Shares Company name or Shareholder name 35.46 66,822,519,695 - 66,822,519,695 Santander Chile Holding SA 31.72 59,770,481,573 - 59,770,481,573 Teatinos Siglo XXI Inversiones Limitada 10.53 19,845,850,871 19,845,850,871 - The Bank of New York Mellon 8.94 16,841,385,216 - 16,841,385,216 Banks on behalf of third parties 7.29 13,742,809,166 - 13,742,809,166 Pension funds (AFP) on behalf of third parties 3.25 6,122,497,451 - 6,122,497,451 Stockbrokers on behalf of third parties 2.81 5,300,582,822 - 5,300,582,822 Other minority holders 100.00 188,446,126,794 19,845,850,871 168,600,275,923 Total (*) American Depository Receipts (ADR) are certificates issued by a US commercial bank to be traded on the US securities markets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued b. Reserves At the Ordinary Shareholders' Meeting of Banco Santander - Chile held April 19 , 2023 , along with the approval of the 2022 Consolidated Financial Statements, the shareholders resolved to distribute 60 % of the net profit for the year ('Profit attributable to the equity holders'), which amounted to MCh $ 485 , 191 . These earnings are equivalent to a dividend of Ch $ 2 , 57469221 per share . In addition, it was approved that 40 % of the net profit for the year shall be used to increase Retained Earnings of prior years by the amount necessary to meet the payment of the next three interest coupons on the bonds with no fixed maturity and to increase the Bank's Reserves and other retained earnings by the remaining amount . As of June 30 , 2023 , and December 31 , 2022 , the balance of reserves is MCh $ 3 , 115 , 239 and MCh $ 2 , 815 , 170 respectively . c. Dividends Details of dividend distribution can be found in the Interim Consolidated Statements of Changes in Equity . d. As of June 30, 2023, and 2022, the composition of diluted profit and basic profit is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 129 As of June 30, 2022 2023 MCh$ MCh$ a) Basic earnings per share 521,257 262,870 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares 2.77 1.40 Basic earnings per share (in Ch$) 2.77 1.40 Diluted earnings per share from continuing operations (in Ch$) b) Diluted earnings per share 521,257 262,870 Profit attributable to equity holders 188,446,126,794 188,446,126,794 Weighted average number of outstanding shares - - Assumed conversion of convertible debt 188,446,126,794 188,446,126,794 Adjusted number of shares 2.77 1.40 Basic earnings per share (in Ch$) 2.77 1.40 Diluted earnings per share from continuing operations (in Ch$) The Bank does not hold any dilutive instruments as of June 30 , 2023 , and December 31 , 2022 . e. Provision for interest payments on bonds with no fixed term to maturity The Bank records interest accrual on the non - fixed maturity bonds in the Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued . As of June 30 , 2023 , and December 31 , 2022 , the balance was MCh $ 4 , 610 and MCh $ 3 , 625 respectively . For further information, please refer to note N 25 .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 28 - EQUITY, continued f. Other comprehensive income from investment instruments and cash flow hedges: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 130 As of D e c e m b e r 31, As of J u n e 3 0 , 2022 2023 MCh$ MCh$ Investment instruments (112,926) (109,392) Balances as of January 1, 23,707 54,013 Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes. - - Reclassifying and adjustment of the portfolio of Financial Investment Instruments (20,173) (39,235) Net realised profit 3,534 14,778 Subtotal (109,392) (94,614) Total Cash flow hedging (373,581) (118,838) Balances as of January 1, 298,029 158,004 Gain (loss) on valuation adjustment of cash flow hedges before taxes (43,286) (20,485) Reclassifying and adjustments for cash flow hedges before taxes - - Amount reclassified from equity included as the book value of non - financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. 254,743 137,519 Subtotal (118,838) 18,681 Total (228,230) (75,933) Other comprehensive income before taxes Income tax related to other comprehensive income components 29,536 25,546 Income tax relating to portfolio of financial investment instruments 32,086 (5,044) Income tax relating to cash flow hedges 61,622 20,502 Total (166,608) (55,431) Other comprehensive income, net of tax Attributable to: (167,147) (56,041) Equity holders of the Bank 539 610 Non - controlling interest The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 28 - EQUITY, continued g. Non - controlling interest This includes the net amount of subsidiaries' equity attributable to equity instruments not owned, directly or indirectly, by the Bank, including the portion of profit or loss attributed to them . As of June 30 , 2023 , and December 31 , 2022 , the balance of owners' equity amounts to MCh $ 4 , 168 , 518 and MCh $ 4 , 128 , 808 respectively . The non - controlling interest's share of equity and the results of affiliates are summarised as follows : Other comprehensive income As of June 30, 2023 P a r t ici p a t i o n o f third parties % E qu i t y M C h $ Res u l t s MCh$ F i n a n cia l asse t s at fair value through other comprehensive income (OCI) MCh$ De f e rr e d t ax MCh$ Total other c o m p r e h e n si v e income MCh$ C o m p r e h e n si v e income MCh$ S ub si d ia r y c o m p a n ies 12 - - - 12 214 0.25 Santander Corredora de Seguros Limitada 997 26 (10) 36 971 25,743 49.00 Santander Corredores de Bolsa Limitada 74 45 (17) 62 29 590 0.97 Santander Asesorías Financieras Limitada - - - - - 2 0.36 Santander SA Sociedad Securitizadora (649) - - - (649) (294) 49.90 Klare Corredora de Seguros SA 3,413 - - - 3,413 52,685 49.00 Santander Consumer Finance Limitada 3,847 71 (27) 98 3,776 78,940 Subtotal Entities controlled through other considerations 3,255 - - - 3,255 10,243 100.00 Santander Gestión de Recaudación y Cobranzas Limitada 3,019 - - - 3,019 27,269 100.00 Bansa Santander SA (298) - - - (298) 2,913 100.00 Multiplica Spa 5,976 - - - 5,976 40,425 Subtotal Tot a l 119,365 9,752 98 (27) 71 9,823 Other comprehensive income As of December 31, 2022 P a r t ici p a t i o n o f third parties % E qu i t y M C h $ Res u l t s MCh$ F i n a n cia l asse t s at fair value through other comprehensive income (OCI) MCh$ De f e rr e d t ax MCh$ Total other c o m p r e h e n si v e income MCh$ C o m p r e h e n si v e income MCh$ S ub si d ia r y c o m p a n ies 21 - - - 21 201 0.25 Santander Corredora de Seguros Limitada 1,739 (23) 9 (32) 1,762 24,725 49.41 Santander Corredores de Bolsa Limitada 47 - - - 47 561 0.97 Santander Asesorías Financieras Limitada (1) - - - (1) 3 0.36 Santander SA Sociedad Securitizadora (1,277) - - - (1,277) 356 49.90 Klare Corredora de Seguros SA 10,193 - - - 10,193 49,269 49.00 Santander Consumer Finance Limitada 10,722 (23) 9 (32) 10,745 75,115 Subtotal Entities controlled through other considerations 2,168 - - - 2,168 6,988 100.00 Santander Gestión de Recaudación y Cobranzas Limitada 3,239 - - - 3,239 24,250 100.00 Bansa Santander SA (946) - - - (946) 3,211 100.00 Multiplica Spa 4,461 - - - 4,461 34,449 Subtotal Tot a l 109,564 15,206 (32) 9 (23) 15,183 Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 131

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 28 - EQUITY, continued The summarised financial information of the companies included in the consolidation that hold non - controlling interests is as follows, which does not include consolidation and equalisation adjustments: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 132 As of December 31, As of June 30, 2022 2023 Net i n c o m e Ca p i t al a n d reserves Liabilities Assets Net i n c o m e Ca p i t al a n d reserves Liabilities Assets MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 8,327 71,121 13,093 92,541 5,083 79,467 14,476 99,026 Subsidiary Santander Corredora de Seguros Limitada 3,596 46,863 270,952 321,411 1,981 50,558 55,080 107,619 Subsidiary Santander Corredores de Bolsa Limitada 4,833 53,082 2,725 60,640 3,026 57,910 2,209 63,145 Subsidiary Santander Asesorías Financieras Limitada (148) 857 398 1,107 (84) 709 346 971 Subsidiary Santander SA Sociedad Securitizadora (2,559) 3,272 1,440 2,153 (1,301) 712 3,235 2,646 Subsidiary Klare Corredora de Seguros SA 20,800 79,755 784,146 884,701 6,964 100,555 790,555 898,074 Subsidiary Santander Consumer Finance Limitada 2,168 4,820 1,049 8,037 3,255 6,988 2,156 12,399 EPE Santander Gestión de Recaudación y Cobranzas Limitada 3,239 21,011 189,411 213,661 3,019 24,250 122,195 149,464 EPE Bansa Santander SA (946) 4,157 1,126 4,337 (298) 3,211 656 3,569 EPE Multiplica Spa 39,310 284,938 1,264,340 1,588,588 21,645 324,360 990,908 1,336,913 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS a. Lawsuits and legal procedures As of the date of issuance of these Interim Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations . As of June 30 , 2023 , the Bank had provisions of MCh $ 5 , 833 (MCh $ 5 , 533 as of December 31 , 2022 ), which are included in the Interim Consolidated Statements of Financial Position under the item 'Provisions for contingencies' . For further information, please refer to Note No 24 . Banco Santander To cover the value of legal proceedings in which there are first and second - instance rulings adverse to the interests of Banco Santander or possible alternate outcomes to these . The Bank has made provisions of MCh $ 5 , 743 and MCh $ 5 , 284 as of June 30 , 2023 , and December 31 , 2022 , respectively . It is noteworthy that the values have been estimated based on quantitative information from the first instance judgements adverse to the Bank and qualitative information from the process, including expert opinion from the trial, the recommendation from the defence lawyer(s) and experience based on court judgements in similar cases (jurisprudence) pronounced by different courts . Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21 st Civil Court of Santiago, Role C - 12 . 366 - 2014 , regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is MCh $ 60 . As for its current situation as of June 30 , 2023 , this lawsuit is pending the dismissal of the case and the resolution of the motion for abandonment of proceedings filed by the Brokerage Firm . Lawsuit 'Chilena de computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3 rd Civil Court of Santiago, Role C - 12325 - 2020 . As for its current situation as of June 30 , 2023 , the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending . Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 2 , 248 , which mainly relate to assets supplied by leasing . Therefore, our lawyers have not estimated any material loss from these lawsuits . Santander Consumer Finance Limitada Currently, there are 31 lawsuits corresponding to processes mainly related to clients . Therefore, our lawyers have not estimated any material loss from these lawsuits . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 133

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued b. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs . Although these obligations should not be recognised in the Interim Consolidated Statements of Financial Position, they contain credit risk and are part of the Bank's overall risk . The following table shows the contractual amounts that oblige the Bank to grant loans : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 134 Contingent loans As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ 924,173 565,217 Guarantees and sureties 483,807 361,627 Guarantees and sureties in Chilean currency 440,366 203,590 Guarantees and sureties in foreign currency 255,522 192,752 Letters of credit for goods movement transactions 1,476,599 1,425,625 Transactions related to contingent events 1,216,117 1,028,086 Transactions related to contingent events in Chilean currency 260,482 397,539 Transactions related to contingent events in foreign currencies 8,974,077 9,071,795 Immediately repayable unrestricted credit lines 324,962 305,214 Other credit commitments 1,617 1,216 Credits for higher studies Law No 20,027 (CAE) 323,345 303,998 Other irrevocable credit commitments 11,945,333 11,560,603 Total c. Held securities The Bank holds securities in the normal course of its business as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Third - party operations 104,972 94,717 Collections 9,090 9,196 Transferred financial assets managed by the Bank 1,081,895 1,068,709 Assets from third parties managed by the Bank 1,195,957 1,172,622 Subtotal Custody of securities 756,880 741,587 Securities held in custody by a banking subsidiary deposited in another entity 9,057,428 8,952,927 Securities held in custody by the bank 12,397,099 14,208,698 Securities issued by the bank 22,211,407 23,903,212 Subtotal 23,407,364 25,075,834 Total d. Guarantee Banco Santander - Chile has a comprehensive bank policy for Fidelity Bond No 5721202 in force with Compañía de Seguros Chilena Consolidada SA, with coverage of US $ 50 , 000 , 000 per claim with an annual cap of US $ 100 , 000 , 000 , which covers the Bank and its subsidiaries jointly and severally, with an expiry date of June 30 , 2023 ; this policy has been renewed under the same conditions until June 30 , 2024 .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued Santander Corredores de Bolsa Limitada As of June 30 , 2023 , the Company has guarantees deposited with the Santiago Stock Exchange to cover simultaneous operations carried out by the Company's portfolio for a total of MCh $ 15 , 380 (MCh $ 18 , 737 as of December 31 , 2022 ) . Furthermore, as of June 30 , 2023 , the Company holds a guarantee with CCLV Contraparte Central SA, amounting to MCh $ 10 , 016 in cash (MCh $ 9 , 960 as of December 31 , 2023 ) . To ensure the correct and full compliance with all its obligations as a stockbroker, as required by articles 30 et seq . of Law No 18 , 045 on the Securities Market, the Company has delivered fixed - income securities to the Santiago Stock Exchange for a present value of MCh $ 1 , 042 as of June 30 , 2023 (MCh $ 1 , 040 as of December 31 , 2022 ) . This corresponds to a fixed - term deposit with Banco Santander maturing on August 8 , 2023 . As of June 30 , 2023 , the company has a share loan guarantee of MCh $ 3 , 528 (MCh $ 3 , 519 as of December 31 , 2022 ) . As of June 30, 2023, the Company has a guaranteed bond No B017883 from Banco Santander Chile to comply with the provisions of general rule No 120 of the FMC regarding the operation of placement, transfer and redemption agent of Morgan Stanley funds in the amount of USD$300,000, which covers participants who acquire quotas of Morgan Stanley Sicav open - end foreign funds and whose maturity date is April 19, 2024. Santander Corredora de Seguros Limitada As required by Circular No 1 , 160 of the FMC (ex - SVS), the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance policy for insurance brokers No 10050030 , which covers UF 500 , and the professional liability policy for insurance brokers No 10050031 , for an amount equivalent to UF 60 , 000 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . The Company has a guaranteed bond with Banco Santander Chile to ensure faithful compliance with the terms and conditions of the public bidding process, the mortgage and mortgage insurance plus ITP 2 / 3 for Banco Santander Chile's housing mortgages . The total amounts to UF 10 , 000 and UF 2 , 000 for each portfolio, respectively, both with maturity dates of October 30 , 2023 . The company has a guaranteed bond to ensure faithful compliance with the terms of the public bidding process for fire plus earthquake insurance for the bank's housing mortgage portfolio and professional services, amounting to UF 500 and UF 10 , 000 with the sam e financial institution, both with maturity dates of December 31 , 2024 . Klare Corredora de Seguros SA As required by Circular No 1 , 160 of the FMC, the company has procured an insurance policy to guarantee correct and full compliance with all obligations arising from its operations as an insurance intermediary . The insurance policy for insurance brokers No 10051671 , which covers UF 500 , and the professional liability policy for insurance brokers No 10051670 , for an amount equivalent to UF 5 , 091 , were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros SA . Both policies are valid from April 15 , 2023 , to April 14 , 2024 . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 135

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 30 - INTEREST INCOME AND EXPENSES This comprises interest accrued during the year on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value and remeasurements due to hedge accounting. a. As of June 30, 2023, and 2022, the composition of interest income is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 136 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Financial assets at amortised cost 267 (546) 379 12 Rights under repurchase and securities lending agreements 15,440 13,534 30,997 29,229 Debt financial instruments 503 65 580 317 Interbank loans 219,235 317,788 407,713 622,715 Commercial loans 99,903 126,704 192,279 248,033 Mortgage loans 151,495 192,529 288,124 376,032 Consumer loans 13,766 45,762 18,142 86,343 Other financial instruments 500,609 695,836 938,214 1,362,681 Subtotal Financial assets at fair value through other comprehensive income 54,093 120,475 89,804 227,780 Debt financial instruments 531 2,074 1,483 4,899 Other financial instruments 54,624 122,549 91,287 232,679 Subtotal 106,852 130,350 148,031 276,875 Results of interest rate - risk hedge accounting 662,085 948,735 1,177,532 1,872,235 Total interest income As of June 30, 2023, and 2022, the stock of suspended interest income is as follows: As of June 30, 2022 2023 MCh$ MCh$ Off - balance sheet - interest income 9,689 16,956 Commercial loans 2,087 3,867 Mortgage loans 2,343 3,019 Consumer loans 14,119 23,842 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 30 - INTEREST INCOME AND EXPENSES, continued b. As of June 30, 2023, and 2022, the composition of interest expense is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 137 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Financial liabilities at amortised cost (3,294) (3,264) (6,779) (6,378) Deposits and other demand liabilities (168,973) (312,663) (259,457) (595,664) Time deposits and other term equivalents (2,278) (11,477) (3,130) (21,078) Obligations under repurchase and securities lending agreements (17,739) (57,074) (31,602) (99,416) Interbank borrowing (41,363) (56,368) (79,183) (108,300) Debt financial instruments issued (3,777) (12,822) (5,279) (25,174) Other financial liabilities (237,424) (453,668) (385,430) (856,010) Subtotal (693) (810) (1,356) (1,588) Obligations under leasing contracts (17,370) (16,236) (32,703) (32,181) Regulatory capital financial instruments issued (275,270) (353,443) (404,907) (682,534) Results of interest rate - risk hedge accounting (530,757) (824,157) (824,396) (1,572,313) Total interest expenses

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 31 - READJUSTMENT INCOME AND EXPENSE Includes accrued adjustments for the period for all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method, irrespective of whether they are measured at fair value and product adjustments due to hedge accounting. a. As of June 30, 2023, and 2022, the composition of readjustment income is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 138 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Financial assets at amortised cost - - - - Rights under repurchase and securities lending agreements 64,638 24,136 99,415 45,809 Debt financial instruments - - - - Interbank loans 276,324 91,563 428,748 170,291 Commercial loans 598,807 232,129 925,046 440,144 Mortgage loans 365 75 571 150 Consumer loans 2,644 284 4,576 1,644 Other financial instruments 942,778 348,187 1,458,356 658,038 Subtotal Financial assets at fair value through other comprehensive income 14,603 3,907 22,372 8,520 Debt financial instruments 309 211 703 406 Other financial instruments 14,912 4,118 23,075 8,926 Subtotal (510,042) (174,168) (798,488) (340,363) Results of hedge accounting of the UF readjustment risk 447,648 178,137 682,943 326,601 Total readjustment income As of June 30, 2023, and 2022, the stock of suspended readjustment income is as follows : b. As of June 30, 2023, and 2022, the composition of the readjustment expenses, including the results from hedge accounting, is as follows: For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Readjustment expenses (4,206) (1,302) (6,436) (2,517) Deposits and other demand liabilities (25,681) (20,287) (32,495) (41,903) Time deposits and other term equivalents - - - - Obligations under repurchase and securities lending agreements - - - - Interbank borrowing (139,861) (57,009) (217,505) (109,307) Debt financial instruments issued (11,822) (5,556) (22,196) (10,436) Other financial liabilities (57,129) (21,606) (87,865) (41,131) Financial instruments of regulatory capital issued 189,808 57,157 287,970 109,763 Result of UF, PPI and CPI risk hedge accounting. (48,891) (48,603) (78,527) (95,531) Total expense for readjustments As of June 30, 2022 2023 MCh$ MCh$ Off - balance sheet - readjustment income 21,234 26,168 Commercial loans 16,612 20,398 Mortgage loans 246 225 Consumer loans 38,092 46,791 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 32 COMMISSION INCOME AND EXPENSES Comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 139 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Income from commissions and services rendered 2,586 2,703 6,784 6,051 Commissions for prepayment of loans 61 37 121 75 Commissions for loans with letters of credit 2,163 1,695 4,117 3,242 Commissions for credit lines and current accounts overdraft 9,026 8,453 17,366 17,755 Commissions for guarantees and letters of credit 68,407 99,797 139,580 200,981 Commissions for card services 12,669 14,923 24,070 29,090 Commissions for account management 12,616 14,638 26,665 30,804 Commissions for collections and payments 2,553 2,601 4,873 4,487 Commissions for brokerage and management of securities - - - - Commissions for investments in mutual funds, investment funds and others 13,914 16,309 24,900 31,858 Commissions for brokerage and insurance advice 362 397 765 769 Commissions for factoring services - - - - Commissions for financial leasing transaction services 11 - 21 - Commissions for securitisations 1,347 4,238 4,064 11,945 Commissions for financial advice 48,220 39,885 92,738 77,795 Other commissions earned 173,935 205,676 346,064 414,852 Total Comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments: For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Expenses for commissions and services rendered (25,249) (30,158) (52,118) (59,369) Commissions for card operation services (2,319) (1,382) (3,981) (2,752) Licence fees for the use of card brands (2,909) (4,386) (5,817) (7,988) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (23,738) (23,959) (47,128) (46,938) Expenses for obligations of consumer loyalty and merit programmes for client cards (1,315) (2,802) (3,528) (4,111) Commissions for securities transactions (23,582) (7,068) (41,523) (27,838) Other commissions for received services (79,112) (69,755) (154,095) (148,996) Total 94,823 135,921 191,969 265,856 Total net fee and commission income and expenses

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 32 COMMISSION INCOME AND EXPENSES, continued Income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities are presented below. Revenue recognition schedule for ordinary activities Segments A cc r u al model Transferred at a s p eci f ic time Transferred th r oug h t i m e Total Other Global C o r po r a t e Banking Middle - market I nd i v i du als + SMEs For the period of 6 months until June 30, 2023 Total Total Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ C o m m issi o n i n c o m e - 6,051 - 6,051 82 - 751 5,218 Commissions for prepayment of loans - 75 - 75 - - - 75 Commissions for loans with letters of credit - - 3,242 3,242 4 1,012 (293) 2,519 Commissions for credit lines and current accounts overdraft - - 17,755 17,755 514 6,007 9,142 2,092 Commissions for guarantees and letters of credit - 160,784 40,197 200,981 55 10,867 15,847 174,212 Commissions for card services - - 29,090 29,090 - 466 1,589 27,035 Commissions for account management 24,643 6,161 - 30,804 (21,874) 4,438 4,847 43,393 Commissions for collections and payments - 4,487 - 4,487 103 3,194 278 912 Commissions for brokerage and management of securities - - - - - - - - Commissions for investments in mutual funds, investment funds and others - 31,858 - 31,858 (87) - 28 31,917 Commissions for brokerage and insurance advice - 769 - 769 116 274 304 75 Commissions for factoring services - - - - - - - - Commissions for financial leasing transaction services - - - - - - - - Commissions for securitisations - 11,945 - 11,945 6,302 2,280 3,271 92 Commissions for financial advice - 77,795 - 77,795 (1,317) 4,869 10,354 63,889 Other commissions earned 24,643 299,925 90,284 414,852 (16,102) 33,407 46,118 351,429 Total C o m m issi o n ex p e n ses - (59,369) - (59,369) (41) (1,390) (7,581) (50,357) Commissions for card operation services - (2,752) - (2,752) (3) (6) (399) (2,344) Licence fees for the use of card brands - (7,988) - (7,988) - (25) (242) (7,721) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (46,938) - - (46,938) - - (488) (46,450) Expenses for obligations of consumer loyalty and merit programmes for client cards - (4,111) - (4,111) (995) (3,116) - - Commissions for securities transactions - (27,838) - (27,838) 34,554 (3,808) (5,084) (53,500) Other commissions for services received (46,938) (102,058) - (148,996) 33,515 (8,345) (13,794) (160,372) Total (22,295) 197,867 90,284 265,856 17,413 25,062 32,324 191,057 Total net fee and commission income and expenses Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 140

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 32 COMMISSION INCOME AND EXPENSES, continued Revenue recognition schedule for ordinary activities Segments A cc r u al model Transferred at a s p eci f ic time Transferred th r oug h t i m e Total Other Global C o r po r a t e Banking Middle - market I nd i v i du als + SMEs For the period of 6 months until June 30, 2022 Total Total Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ C o m m issi o n i n c o m e - 6,784 - 6,784 735 4 2,892 3,153 Commissions for prepayment of loans - 121 - 121 5 - - 116 Commissions for loans with letters of credit - - 4,117 4,117 5 1,520 (754) 3,346 Commissions for credit lines and current accounts overdraft - - 17,366 17,366 129 4,975 9,751 2,511 Commissions for guarantees and letters of credit - 78,034 61,546 139,580 32 3,401 5,981 130,166 Commissions for card services - - 24,070 24,070 5 397 1,428 22,240 Commissions for account management 14,057 12,608 - 26,665 1,512 3,994 4,452 16,707 Commissions for collections and payments - 4,873 - 4,873 589 3,043 119 1,122 Commissions for brokerage and management of securities - - - - - - - - Commissions for investments in mutual funds, investment funds and others - 24,900 - 24,900 (92) - 1 24,991 Commissions for brokerage and insurance advice - 765 - 765 14 217 336 198 Commissions for factoring services - - - - - - - - Commissions for financial leasing transaction services - 21 - 21 - 21 - - Commissions for securitisations - 4,064 - 4,064 (919) 1,764 3,212 7 Commissions for financial advice - 92,738 - 92,738 (1,234) 2,905 11,663 79,404 Other commissions earned 14,057 224,908 107,099 346,064 781 22,241 39,081 283,961 Total C o m m issi o n ex p e n ses - (52,118) - (52,118) (104) (660) (3,961) (47,393) Commissions for card operation services - (3,981) - (3,981) (10) (46) (279) (3,646) Licence fees for the use of card brands - (5,817) - (5,817) - (20) (200) (5,597) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (47,128) - - (47,128) - (1) (481) (46,646) Expenses for obligations of consumer loyalty and merit programmes for client cards - (3,528) - (3,528) (1,209) (2,319) - - Commissions for securities transactions - (41,523) - (41,523) (1,722) (2,931) (3,969) (32,901) Other commissions for received services (47,128) (106,967) - (154,095) (3,045) (5,977) (8,890) (136,183) Total (33,071) 117,941 107,099 191,969 (2,264) 16,264 30,191 147,778 Total net fee and commission income and expenses Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 141

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 32 COMMISSION INCOME AND EXPENSES, continued Revenue recognition schedule for ordinary activities Segments A cc r u al model Transferred at a s p eci f ic time Transferred th r oug h t i m e Total Other Global C o r po r a t e Banking Middle - market I nd i v i du als + SMEs For the quarter ended June 30, 2023 Total Total Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ C o m m issi o n i n c o m e - 2,703 - 2,703 (18) (8) (14) 2,743 Commissions for prepayment of loans - 37 - 37 - - - 37 Commissions for loans with letters of credit - - 1,695 1,695 2 391 6 1,296 Commissions for credit lines and current accounts overdraft - - 8,453 8,453 435 2,389 4,598 1,031 Commissions for guarantees and letters of credit - 100,074 (277) 99,797 39 6,362 7,831 85,565 Commissions for card services - - 14,923 14,923 0 242 823 13,858 Commissions for account management 14,943 (305) - 14,638 (11,179) 2,282 2,506 21,029 Commissions for collections and payments - 2,601 - 2,601 64 1,835 225 477 Commissions for brokerage and management of securities - - - - - - - - Commissions for investments in mutual funds, investment funds and others (15,549) 31,858 - 16,309 (46) - 18 16,337 Commissions for brokerage and insurance advice - 397 - 397 74 139 149 35 Commissions for factoring services - - - - - - - - Commissions for financial leasing transaction services - - - - - - - - Commissions for securitisations - 4,238 - 4,238 307 2,468 1,371 92 Commissions for financial advice - 39,885 - 39,885 (486) 2,305 5,198 32,868 Other commissions earned (606) 181,488 24,794 205,676 (10,808) 18,405 22,711 175,368 Total C o m m issi o n ex p e n ses - (30,158) - (30,158) (29) (839) (3,988) (25,302) Commissions for card operation services - (1,382) - (1,382) (3) (15) (213) (1,151) Licence fees for the use of card brands - (4,386) - (4,386) - (17) (166) (4,203) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (23,959) - - (23,959) - - (249) (23,710) Expenses for obligations of consumer loyalty and merit programmes for client cards - (2,802) - (2,802) (697) (2,105) - - Commissions for securities transactions - (7,068) - (7,068) 22,585 (2,089) (2,599) (24,965) Other commissions for received services (23,959) (45,796) - (69,755) 21,856 (5,065) (7,215) (79,331) Total (24,565) 135,692 24,794 135,921 11,048 13,340 15,496 96,037 Total net fee and commission income and expenses Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 142

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 32 COMMISSION INCOME AND EXPENSES, continued Revenue recognition schedule for ordinary activities Segments A cc r u al model Transferred at a s p eci f ic time Transferred th r oug h t i m e Total Other Global C o r po r a t e Banking Middle - market I nd i v i du als + SMEs For the quarter ended June 30, 2022 Total Total Total MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ C o m m issi o n i n c o m e - 2,588 - 2,588 189 6 631 1,762 Commissions for prepayment of loans - 61 - 61 3 - - 58 Commissions for loans with letters of credit - - 2,163 2,163 2 977 (541) 1,725 Commissions for credit lines and current account overdrafts - - 9,026 9,026 39 2,604 5,081 1,302 Commissions for guarantees and letters of credit - 34,234 34,173 68,407 10 1,981 3,092 63,324 Commissions for card services - - 12,669 12,669 5 233 754 11,677 Commissions for account management 6,308 6,308 - 12,616 1,696 1,979 2,390 6,551 Commissions for collections and payments - 2,553 - 2,553 292 1,673 46 542 Commissions for brokerage and management of securities (Stockbrokers and/or Securities Brokerage Firms) - - - - - - - - Commissions for investments in mutual funds, investment funds and others - 13,914 - 13,914 (50) - 1 13,963 Remuneration for insurance brokerage and advisory services - 362 - 362 1 115 151 95 Commissions for factoring services - - - - - - - - Commissions for financial leasing transaction services - 11 - 11 - 11 - - Commissions for securitisations - 1,347 - 1,347 (1,002) 288 2,059 2 Commissions for financial advice - - - - - - - Other commissions earned - 48,218 - 48,218 (1,194) 1,178 5,466 42,768 Commissions for prepayment of loans - - - - - - - Commissions for loans with letters of credit 6,308 109,596 58,031 173,935 (9) 11,045 19,130 143,769 Total C o m m issi o n ex p e n ses - (25,249) - (25,249) (36) (358) (2,062) (22,793) Commissions for card operation services - (2,319) - (2,319) (9) (30) (164) (2,116) Licence fees for the use of card brands - (2,909) - (2,909) - (10) (100) (2,799) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (23,738) - - (23,738) - - (248) (23,490) Expenses for obligations of consumer loyalty and merit programmes for client cards - (1,315) - (1,315) (422) (893) - - Commissions for securities transactions - (23,582) - (23,582) (1,209) (1,495) (2,200) (18,678) Other commissions for received services (23,738) (55,374) - (79,112) (1,676) (2,786) (4,774) (69,876) Total (17,430) 54,222 58,031 94,823 (1,685) 8,259 14,356 73,893 Total net fee and commission income and expenses Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 143

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 33 - NET FINANCIAL INCOME It includes the amount modified due to financial instruments' changes, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments and results on the sale and purchase of financial instruments. As of June 30, 2023, and 2022, the detail of the results from financial operations is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 144 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Results from financial assets held for trading at fair value through profit or loss (79,139) (5,489) (61,783) 126,601 Financial derivatives contracts 2,797 (704) 3,143 434 Debt financial instruments 23 46 27 59 Other financial instruments (76,319) (6,147) (58,613) 127,094 Subtotal Results from financial liabilities held for trading at fair value through profit or loss - - - - Financial derivatives contracts - - - - Other financial instruments - - - - Subtotal Financial results from financial assets not held for trading mandatorily measured at fair value through profit or loss - - - - Debt financial instruments - - - - Other - - - - Subtotal Financial results from financial assets designated at fair value through profit or loss - - - - Debt financial instruments - - - - Other financial instruments - - - - Subtotal Financial results from financial liabilities designated at fair value through profit or loss - - - - Demand deposits and other demand liabilities, and Time deposits and other term equivalents - - - - Issued debt instruments - - - - Other - - - - Subtotal Financial results on derecognition of financial assets and liabilities at amortised cost and financial assets at fair value through other comprehensive income 1,738 (977) 2,116 (977) Financial assets at amortised cost (174) (2,463) 438 (39,236) Financial assets at fair value through other comprehensive income 457 4,619 13,559 4,831 Financial liabilities at amortised cost - - - - Financial instruments of regulatory capital issued 2,021 1,179 16,113 (35,382) Subtotal (74,298) (4,968) (42,500) 91,712 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 33 - NET FINANCIAL INCOME, continued As of June 30, 2023, and 2022, the details of the financial results from foreign exchange, readjustments and hedge accounting of foreign currencies are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 145 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies (657,016) (5,196) (167,301) 255,671 Result from foreign exchange 19,099 636 10,052 (8,199) Exchange rate readjustment results - (1,526) - (1,526) Financial assets held for trading at fair value through profit or loss - - - - Non - trading financial assets mandatorily measured at fair value through profit or loss - - - - Financial assets designated at fair value through profit or loss - - - - Financial assets at fair value through other comprehensive income 18,074 1,507 9,037 (6,909) Financial assets at amortised cost 1,025 - 1,015 (14) Other assets - - - - Financial liabilities at amortised cost - 250 - 250 Financial liabilities held for trading at fair value through profit or loss - 405 - - Financial liabilities designated at fair value through profit or loss - - - - Financial instruments of regulatory capital issued 754,613 94,495 299,005 (176,846) Net result of derivatives in foreign currency risk hedge accounting 116,696 89,935 141,756 70,626 Subtotal Financial results from reclassifying financial assets due to changes in the business model - - - - From financial assets at amortised cost to financial assets for trading at fair value through profit or loss - - - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - - - Subtotal Other financial results from changes in financial assets and liabilities - - - - Financial assets at amortised cost - - - - Financial assets at fair value through other comprehensive income - - - - Financial liabilities at amortised cost - - - - Obligations under leasing contracts - - - - Financial instruments of regulatory capital issued - - - - Subtotal - - - - Other financial results from ineffective hedge accounting - - - - Other financial results from other hedge accounting - - - - Subtotal 42,398 84,967 99,256 162,338 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES The Interim Consolidated Statements of Income present results from investments in partnerships of MCh$4,197 as of June 30, 2023, and MCh$4,393 as of June 30, 2022, as follows: Result from investments Institutions' Participation For the period of 6 months until June 30, 2023, and 2022. 2022 2023 2022 2023 MCh$ MCh$ % % Companies 347 196 33.43 33.43 Redbanc SA 2,750 2,447 25.00 25.00 Transbank SA 583 753 33.33 33.33 Centro de Compensación Automatizado SA 213 205 29.29 29.29 Sociedad Interbancaria de Depósito de Valores SA 61 54 15.00 15.00 Cámara de Compensación de Alto Valor SA 263 289 20.00 20.00 Administrador Financiero del Transantiago SA 42 44 12.48 12.48 Servicios de Infraestructura de Mercado OTC SA 4,259 3,988 Subtotal Shares or rights in other companies 134 209 Trading Exchanges - - Other 134 209 Subtotal 4,393 4,197 Total Result from investments Institutions' Participation 2022 2023 2022 2023 For the quarter ended June 30, 2023, and 2022. MCh$ MCh$ % % Companies 283 48 33.43 33.43 Redbanc SA 1,819 1,630 25.00 25.00 Transbank SA 395 436 33.33 33.33 Centro de Compensación Automatizado SA 170 138 29.29 29.29 Sociedad Interbancaria de Depósito de Valores SA 44 34 15.00 15.00 Cámara de Compensación de Alto Valor SA 181 159 20.00 20.00 Administrador Financiero del Transantiago SA 12 4 12.48 12.48 Servicios de Infraestructura de Mercado OTC SA 2,904 2,449 Subtotal Shares or rights in other companies 134 206 Trading Exchanges (5) - Other 129 206 Subtotal 3,033 2,655 Total For more detailed financial information on the companies, see Note 14. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 146

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 35 - NON - CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non - current assets and disposal groups that do not classify as discontinued transactions (assets received in lieu of payment) is as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 147 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ Net results from assets received in payment or awarded in a judicial auction 956 1,768 3,622 3,944 Results from the sale of goods received in payment or awarded in a judicial auction 2,990 6,770 3,125 8,979 Other income from assets received in lieu of payment or awarded in a judicial auction (83) (248) (123) (72) Provisions for adjustments to the net realisable value of assets received in lieu of payment or awarded in a judicial auction (4,259) (7,760) (7,676) (11,023) Charge - offs of assets received in payment or awarded in a judicial auction (783) (1,406) (1,046) (1,917) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction 126 142 145 2,284 Non - current assets held for sale and disposal group (1,053) (734) (1,953) 2,195 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES a. Other operating income consists of the following items: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 148 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ 31 - 76 - Compensation from insurance companies for claims other than operational risk events 89 167 189 389 Income from expense recovery 900 1,412 976 1,734 Other income 1,020 1,579 1,241 2,123 Total b. Other operating expenses consist of the following items: For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ (10,819) (657) (23,869) (2,915) Expenditure on insurance premiums to cover operational risk events (1,063) 443 (1,114) (1,299) Provisions for operational risk 116 2,125 274 2,126 Operational risk event expense recoveries (371) (186) (515) (578) Provisions for lawsuits and litigations (929) (1,603) (1,679) (2,572) Expenses from financial leasing credit operations (205) (281) (347) (447) Expenses for factoring credit operations (24,577) (536) (30,284) (1,778) Other operational expenses (37,848) (695) (57,534) (7,463) Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES Expenses for employee benefits as of June 30, 2023, and 2022 are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 149 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ 92,950 94,352 177,888 177,018 Expenses for short - term employee benefits 4,356 2,986 8,792 6,679 Expenses for long - term employee benefits 12,613 13,555 17,410 22,740 Expenses for termination of employment benefits to employees 244 361 666 737 Expenses for defined benefit post - employment plan obligations 1,088 2,673 4,041 3,967 Other human resources costs 111,251 113,927 208,797 211,141 Total Share - based compensation (settled in cash) The Bank provides certain executives of the Bank and its affiliates a share - based payment benefit, which is settled in cash according to the requirements of IFRS 2 . Accordingly, the Bank measures services received and liabilities incurred at fair value . Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognised in the period results . Pension plan The Bank has an additional benefit available to its senior executives, consisting of a pension plan to provide them with funds for a better complementary pension upon retirement . In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution . Executives shall earn the right to receive this benefit only if they meet the following copulative conditions : a) Aimed at the Group's senior management. b) The general requirement for eligibility is to be still employed when they are 60 years old. c) The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. d) Periodic contributions will be made equal to the amount each manager commits to their voluntary contribution plan. e) The Bank will be responsible for granting the benefits directly. In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan . Exceptionally, in the event of the manager's death or total or partial disability, their heirs shall be entitled to receive this benefit as the case may be . The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank . The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company . The Bank's entitlements under the plan as of June 30, 2023, amounted to MCh$7,572 (MCh$6,819 as of December 31, 2022). The Bank has quantified the amounts of the defined benefit obligations based on the following criteria: Calculation method: The projected unit credit method is used, which treats each year of service as generating an additional unit of benefit entitlement and values each unit separately . It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually . Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible . The most significant actuarial assumptions considered in the calculations were :

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued The assets related to the savings fund that the Bank to the Compañía de Seguros Euroamérica contributed for particular service plans are presented in the net - related commitments. The assumptions used are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 150 As of December 31, 2023 As of June 30, 2023 Post - Employment Plans RV - 2014 RV - 2014 Mortality chart 5.0% 5.0% Termination of contract rate PDT 1985 PDT 1985 Impairment chart The movement in the period for post - employment benefits is as follows: As of December 31, As of J u n e 30 , 2023 2023 MCh$ MCh$ 6,819 7,572 Assets for defined post - employment benefits Commitments for defined benefit plans (6,277) (7,014) With active personnel - - Caused by inactive personnel Minus: - - Unrecognised actuarial (gains) losses 542 558 Balances at the end of the period The period cash flow for post - employment benefits is as follows: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ Fair value of plan assets 7,127 6,819 Balance at the beginning of the period 211 241 Expected return on insurance contracts 337 632 Employer contributions - - Actuarial (gains) losses - - Premiums paid (856) (120) Benefits paid 6,819 7,572 Fair value of plan assets at the end of the period Present value of obligations (6,633) ( 6 , 27 7 ) Present value of the obligations at the beginning of the period - - Net incorporation of companies into the Group 356 (737) Current period service costs - - Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements (6,277) ( 7 , 01 4 ) Present value of obligations at the end of the period 542 558 Net balance at the end of the period

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 37 - EMPLOYEE BENEFIT OBLIGATION EXPENSES, continued Expected performance of the Plan: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 151 As of December 31, As of J u n e 30 , 2022 2023 UF+ 2.50% per year UF+ 2.50% per year Expected rate of return on plan assets UF+ 2.50% per year UF+ 2.50% per year Expected rate of return on redemption rights Costs related to the Plan: As of December 31, As of J u n e 30 , 2022 2023 MCh$ MCh$ (356) ( 7 3 7 ) Current period service costs - - Interest cost 211 241 Expected return on plan assets - - Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other (145) ( 4 9 6 ) Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 38 - ADMINISTRATIVE EXPENSE As of June 30, 2023, and 2022, the item is composed as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 152 For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 MCh$ MCh$ MCh$ MCh$ 41,838 40,380 84,053 86,993 General administrative expenses 1,029 2,382 1,870 4,277 Expenses for short - term lease agreements - - - - Expenses for low - value leases 21 5 50 28 Other expenses for lease obligations 5,507 5,035 11,765 11,608 Maintenance and repair of fixed assets 1,269 1,111 2,539 2,419 Insurance premiums except to hedge operational risk events 1,508 1,940 2,877 3,869 Office Supplies 20,875 17,635 41,237 37,551 IT and communication expenses 780 1,238 2,159 2,593 Lighting, heating, and other utilities 3,918 4,599 8,098 9,759 Security and valuables transport services 656 95 1,091 1,022 Representation and personnel travel expenses 51 418 371 655 Judicial and notarial expenses 351 463 486 743 Fees for review and audit of the financial statements by the external auditor - - - - Fees for advisory and consultancy services provided by the external auditor 26 48 64 88 Fees for advisory and consultancy services provided by other audit firms - - - - Fees for securities classification 1,510 1,068 3,291 2,613 Fees for other technical reports - - - - Fines applied by the FMC - - - - Fines applied by other bodies 4,337 4,343 8,155 9,768 Other general administrative expenses 19,546 20,327 37,723 39,395 Outsourced services 10,244 10,417 19,526 19,643 Data processing 811 741 1,658 1,557 Technology development, certification and technology testing service 5 6 10 12 External human resources management and external staffing service - - - - Valuation service 5 - 14 7 Call Centre service for sales, marketing, quality control and customer service 93 66 183 111 External collection service 105 114 219 177 Outsourced ATM management and maintenance services 1,077 957 2,189 1,835 External cleaning service, casino, custody of files and documents, furniture and equipment storage. 47 - 119 - Product sales and distribution services 1,207 1,182 2,623 2,107 External credit appraisal service 5,952 6,844 11,182 13,946 Other outsourced services 422 419 821 846 Board expenses 420 419 819 846 Remuneration of the Board of Directors 2 - 2 - Other Board Expenses 6,412 5,824 11,724 11,505 Marketing expenses 4,841 5,138 9,781 10,646 Taxes, contributions, fees 621 549 1,231 1,162 Real estate contributions 474 505 1,094 1,302 Patents - 4 - 5 Other taxes 3,746 4,080 7,456 8,177 Contribution to the FMC (ex - SBIF) - - - - Other legal charges 73,059 72,088 144,102 149,385 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 39 - DEPRECIATION AND AMORTISATION The amounts corresponding to depreciation and amortisation charges to income as of June 30, 2023, and 2022 are detailed below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 153 For the quarter ended June 30, For the period of 6 months until June 30, 2023 2022 2022 2023 MCh$ MCh$ MCh$ MCh$ (10,110) (13,056) (19,794) (26,338) Amortisation of intangible assets (11,706) (10,699) (23,629) (22,060) Depreciation of fixed assets (10,653) (11,177) (20,660) (22,581) Depreciation and amortisation of assets for rights to use leased property (32,469) (34,932) (64,083) (70,979) Total Depreciation and Amortisation The reconciliation between the book value and balances as of June 30, 2023, and 2022, is as follows. Depreciation and amortisation Total R igh t - o f - u s e assets Intangible assets Fixed assets MCh$ MCh$ MCh$ MCh$ (825,175) (181,385) (243,520) (400,270) Balance as of January 1, 2023 (70,979) (22,581) (26,338) (22,060) Depreciation and amortisation charges for the period 10,139 7,171 - 2,968 Disposals and sales for the period - 17 - (17) Other (886,015) (196,778) (269,858) (419,379) Balance as of June 30, 2023 Depreciation and amortisation Total R igh t - o f - u s e assets Intangible assets Fixed assets MCh$ MCh$ MCh$ MCh$ (721,014) (162,228) (201,146) (357,639) Balances as of January 1, 2022 (64,083) (20,660) (19,794) (23,629) Depreciation and amortisation charges for the period 16,269 14,903 - 1,366 Disposals and sales for the period (8) (8) - - Other (768,836) (167,993) (220,941) (379,902) Balance as of June 30, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 40 - IMPAIRMENT OF NON - FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of June 30, 2023, and 2022 are detailed below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 154 For the quarter ended June 30, For the period of 6 months until June 30, 2023 2022 2023 2022 MCh$ MCh$ MCh$ MCh$ - - - - Impairment of investments in companies - - - - Impairment of intangible assets - - - - Impairment of fixed assets - - - - Impairment of assets for the right to use leased assets - - - - Impairment of other assets for investment properties - - - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - - - Acquisition gain through a business combination on highly advantageous terms - - - - Total As of June 30, 2023, the Bank has no impairment amounts for non - financial assets.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE The movement as of June 30, 2023, and 2022, in credit loss expense is summarised as follows: a. The SUMMARY of credit loss expenses as of June 30, 2023, and 2022 is as follows: For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 SUMMARY of loan loss expense for the period MCh$ MCh$ MCh$ MCh$ (116,081) (145,170) (202,695) (277,209) Expense of established provisions for credit risk on loans and receivables (1,879) 1,419 (4,797) 65 Expenditure on special provisions for credit risk 27,146 26,305 45,246 46,618 Recovery of impaired loans (341) 108 (356) (1,061) Impairment for credit risk on other financial assets not measured at fair value through profit or loss (91,155) (117,338) (162,602) (231,587) Total SUMMARY of expenditure on established b. The flow of expenditure on established provisions for credit risk and expense for credit loss on loans as of June 30, 2023, and 2022, is as follows: Loan provisions expenses in the period Normal portfolio Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 155 Substandard Non - performing Deductible FOGAPE portfolio Portfolio provisions for credit risk and credit loss - for Total Covid - 19 gu a r a nt ee s Subtotal Evaluation In d i v id u a l G r ou p Evaluation r ou p In d i v id u a l Evaluation In d i v id u a l G the period of 6 months until June 30, 2023 (MCh$) Interbank loans (54) - (54) - - - - (54) Provision establishment 80 - 80 - - - - 80 Provision release 26 - 26 - - - - 26 Subtotal Commercial loans (114,582) (154) (114,428) (62,081) (29,042) (11,491) ( 3 , 054 ) (8,760) Provision establishment 44,307 4,217 40,090 1,115 11,036 8,142 8,116 11,681 Provision release (70,275) 4,063 (74,338) (60,966) (18,006) (3,349) 5,062 2,921 Subtotal Mortgage loans (37,970) - (37,970) (34,405) - - ( 3 , 565 ) - Provision establishment 1,124 - 1,124 162 - - 962 - Provision release (36,846) - (36,846) (34,243) - - ( 2 , 603 ) - Subtotal Consumer loans (173,720) - (173,720) (155,804) (8,509) (4) ( 9 , 403 ) - Provision establishment 3,606 - 3,606 256 - - 3,350 - Provision release (170,114) - (170,114) (155,548) (8,509) (4) ( 6 , 053 ) - Subtotal risk on loans and receivables ,353) (26,515) (250,757) (281,272) 4,063 (277,209) Expense of established provisions for credit 2,947 (3,594) (3 - Recovery of impaired loans: Interbank loans 22,989 Commercial loans 10,999 Mortgage loans 12,630 Consumer loans 46,618 Subtotal (230,591) Total

SUMMARY of the expense of established Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE, continued Loan provisions expenses in the period Normal portfolio Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 156 Substandard Non - performing Deductible FOGAPE portfolio Portfolio provisions for credit risk and credit loss - for Total Covid - 19 Subtotal Evaluation Evaluation Evaluation the period of 6 months until June 30, 2022 guarantees Individual Group Individual Individual Group (MCh$) (87) - (87) - - - - (87) Interbank loans Provision establishment 85 - 85 - - - - 85 Provision release (2) - (2) - - - - (2) Subtotal Commercial loans (128,350) - (128,350) (67,131) (33,229) (6,020) (5,297) (16,673) Provision establishment 34,711 5,872 28,839 5,091 7,458 8,451 2,820 5,019 Provision release (93,639) 5,872 (99,511) (62,040) (25,771) 2,431 (2,477) (11,654) Subtotal Mortgage loans (45,299) - (45,299) (40,986) - - (4,313) - Provision establishment 3,267 - 3,267 3,263 - - 4 - Provision release (42,032) - (42,032) (37,723) - - (4,309) - Subtotal Consumer loans (100,624) - (100,624) (76,055) - - (24,569) - Provision establishment ,33602 - ,33602 13,618 - - 19,984 - Provision release (67,022) - (67,022) (62,437) - - (4,585) - Subtotal risk on loans and receivables 31 (25,771) (162,200) (208,567) 5,872 (202,695) E x p e n s e of es t a b l is h e d p r o v i s io n s fo r c r e d it ( 11 , 656 ) ( 11 , 371 ) 2 ,4 - Recovery of impaired loans: Interbank loans 24,050 Commercial loans 9,374 Mortgage loans 11,822 Consumer loans 45,246 Subtotal Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE, continued SUMMARY of expense on provisions established for credit risk and credit loss for the period - for the quarter ended June 30, 2023 (MCh$) Loan provisions expenses in the period N on - p e r fo r ming portfolio Evaluation Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 157 N o r m a l po r tfo l i o Evaluation Individual Group S ub s t a nd a r d Portfolio Evaluation Individual Ded u c t ible FOGAPE S ubtot a l C o v i d - 19 guarantees Tot a l In d i v id u a l G r ou p Interbank loans (9) - (9) - - - - (9) Provision establishment 46 - 46 - - - - 46 Provision release 37 - 37 - - - - 37 Subtotal (65,707) (154) (65,553) (36,739) (17,947) (5,008) (1,558) (4,301) Commercial loans Provision establishment 19,770 2,426 17,344 534 6,665 3,095 2,728 4,322 Provision release (45,937) 2,272 (48,209) (36,205) (11,282) (1,913) 1,170 21 Subtotal Mortgage loans (19,610) - (19,610) (17,633) - - (1,977) - Provision establishment 1,087 - 1,087 162 - - 925 - Provision release (18,523) - (18,523) (17,471) - - (1,052) - Subtotal Consumer loans (81,663) - (81,663) (77,615) - (4) (4,044) - Provision establishment 916 - 916 145 - - 771 - Provision release (80,747) - (80,747) (77,470) - (4) (3,273) - Subtotal Expense of established provisions for credit 58 (3,155) (1,917) (11,282) (131,146) (147,442) 2,272 (145,170) risk on loans and receivables - Recovery of impaired loans: Interbank loans 13,563 Commercial loans 5,901 Mortgage loans 6,841 Consumer loans 26,305 Subtotal (118,865) Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 41 - CREDIT LOSS EXPENSE, continued SUMMARY of expense of provisions established for credit risk and credit loss for the period - for the quarter ended June 30, 2022 (MCh$) Loan provisions expenses in the period N on - p e r fo r ming portfolio Evaluation Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 158 N o r m a l po r tfo l i o Evaluation Individual Group S ub s t a nd a r d Portfolio Evaluation Individual Subtotal Ded u c t ible FOGAPE Covid - 19 gu a r a nt ee s Tot a l In d i v id u a l G r ou p Interbank loans (84) - (84) - - - - (84) Provision establishment 82 - 82 - - - - 82 Provision release (2) - (2) - - - - (2) Subtotal (68,796) - (68,796) (26,991) (22,890) (4,585) (2,084) (12,246) Commercial loans Provision establishment 15,693 3,217 12,476 2,876 173 4,337 2,342 2,748 Provision release (53,103) 3,217 (56,320) (24,115) (22,717) (248) 258 (9,498) Subtotal Mortgage loans (11,726) - (11,726) (9,159) - - (2,567) - Provision establishment 2,353 - 2,353 2,353 - - - - Provision release (9,373) - (9,373) (6,806) - - (2,567) - Subtotal Consumer loans (54,259) - (54,259) (43,131) - - (11,128) - Provision establishment 656 - 656 492 - - 164 - Provision release (53,603) - (53,603) (42,639) - - (10,964) - Subtotal risk on loans and receivables 48) (22,717) (73,560) (119,298) 3,217 (116,081) E x p e n s e of es t a b l is h e d p r o v i s io n s fo r c r e d it ( 9 , 500 ) ( 13 , 273 ) ( 2 - Recovery of impaired loans: Interbank loans 15,999 Commercial loans 5,074 Mortgage loans 6,073 Consumer loans 27,146 Subtotal Total The balances of special provisions for credit risk expenses as of June 30, 2023, and 2022, are as follows: For the quarter ended June 30, For the period of 6 months until June 30, 2022 2023 2022 2023 SUMMARY of special provisions for credit risk expense for the period MCh$ MCh$ MCh$ MCh$ Provision expense for contingent loans - - - - Interbank loans (1,737) 1,774 (4,823) 127 Commercial loans (148) (308) (135) (546) Consumer loans 6 (47) 161 484 Expense of provision expenditure for local risk for operations with debtors domiciled abroad - - - - Expense of special provisions for loans abroad - - - - Expense of additional provisions for loans - - - - Commercial loans - - - - Mortgage loans - - - - Consumer loans - - - - Expense of provision for adjustments to the minimum required provision for the normal portfolio with individual evaluation - - - - Expense of provisions established for credit risk as a result of additional prudential requirements (1,879) 1,419 (4,797) 65 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 159

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 43 - RELATED PARTY DISCLOSURES 'Related parties' refers to the Bank as well as its subsidiaries and associates, the 'key personnel' of the Bank's management (members of the Bank's Board of Directors and also the managers of Banco Santander - Chile and its affiliates, together with their close relatives), as well as entities over which the key personnel may exercise significant influence or control . Furthermore, the Bank considers the various companies comprising Santander Group worldwide to be related parties, on the understanding that they all have a common parent company, which is Banco Santander SA (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, provides that any transaction with a related party must be carried out on fair terms and conditions similar to those normally prevailing in the market. Additionally, Article 84 of the General Banking Law limits credits granted to related parties and prohibits granting credits to the Bank's directors, general managers, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Santander Group companies This category includes entities over which the Bank, as indicated in Note 01 (b) of these Consolidated Financial Statements, exercises some degree of influence and generally corresponds to the so - called' business support companies'. Associated companies This category includes those entities over which the Bank, as indicated in Note 01 (b) of these Interim Consolidated Financial Statements, exercises some degree of influence and, in general, corresponds to the so - called 'business support companies'. Key personnel This category includes the members of the Bank's Board of Directors and Directors of Banco Santander - Chile and its affiliates, together with their close relatives. Other This category includes those related parties not included in the groups described above and which generally correspond to those entities over which key personnel can exercise noteworthy influence or control. The terms for transactions with related parties are equivalent to those of transactions made under market conditions or to which the corresponding considerations in kind have been attributed. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 160

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued a. Loans to related parties Loans and receivables, as well as contingent loans corresponding to related entities, are shown below: The movement in related party loans during the financial periods of 2023, and 2022 has been as follows: As of December 31, As of June 30, 2022 2023 Other Key p e r s on n el A ss o c i a t e d c o m p a n i e s Group c o m p a n i e s Other Key p e r s on n el Associate d c o m p a n i e s Group c o m p a n i e s MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Loans and receivables: 280 3,185 118 680,624 1,050 3,468 19,954 699,726 Commercial loans - 30,479 - - - 31,101 - - Mortgage loans - 6,540 - - - 6,189 - - Consumer loans 280 40,204 118 680,624 1,050 40,758 19,954 699,726 Loans and receivables (10) (164) (8) (2,213) (88) (507) (27) (1,262) Provision for loan losses 270 40,040 110 678,411 962 40,251 19,927 698,464 Net loans 110 31,590 - 1,031 117 31,585 - 1,033 Guarantee Contingent loans: - - - - - - - - Guarantees and sureties - - - 19,162 - - - 27 Letters of credit - - - 30,422 335 - - 416 Transactions with contingent events - - - 49,584 335 - - 443 Contingent loans - - - (41) - - - (4) Provisions for contingent loans - - - 49,543 335 - - 439 Net contingent loans As of December 31, As of June 30, 2022 2023 Personal C o m p a n i e s Group Personal C o m p a n i e s Group Other p e r s on n e l c o m p a n i e s c o m p a n i e s (*) Other p e r s on n e l c o m p a n i e s companies (*) MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 219 29,889 192 607,378 280 40,204 118 730,208 Balance as of January 1, 156 18,115 29 179,540 1,182 6,752 19,954 29,533 Loans granted (95) (7,800) (103) (56,710) (77) (6,198) (118) (59,572) Loans paid 280 40,204 118 730,208 1,385 40,758 19,954 700,169 Total Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 161 (*) As of June 30, 2023, and December 31, 2022, loans corresponding to group companies outside the scope of consolidation amounted to MCh$19,856 and MCh$27,544, respectively.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued b. The assets and liabilities for related party transactions as of June 30, 2023, and December 31, 2022, are as follows: Assets and liabilities from transactions with related parties Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 162 Type of related party Types of assets and liabilities held with related parties As of June 30, 2023 (MCh$) Other Key p e r s on n e l A ss o c i a t e d c o m p a n i e s Group c o m p a n i e s ASSETS - - - 795,363 Cash and deposits in banks Financial assets held for trading at fair value through profit or loss - - 331,048 1,275,712 Financial derivatives contracts - - 282,870 526,957 Other assets LIABILITIES Financial liabilities held for trading at fair value through profit or loss - - 294,353 1,448,146 Financial derivatives contracts Financial liabilities at amortised cost 573 4,492 1,843 240,919 Deposits and other demand liabilities 1,511 15,088 - 126,438 Time deposits and other term equivalents 99,438 - - 381,740 Obligations under repurchase and securities lending agreements - - - 30,362 Interbank borrowing - - - 1,109,279 Debt and regulatory capital financial instruments issued - - 230,771 257,630 Other liabilities Type of related party Types of assets and liabilities held with related parties As of December 31, 2022 (MCh$) Other Key p e r s on n e l A ss o c i a t e d c o m p a n i e s Group c o m p a n i e s ASSETS - - - 280,364 Cash and deposits in banks Financial assets held for trading at fair value through profit or loss - - 386,494 1,190,683 Financial derivatives contracts - - 287,053 676,850 Other assets LIABILITIES Financial liabilities held for trading at fair value through profit or loss - - 326,149 1,695,284 Financial derivatives contracts Financial liabilities at amortised cost 833 4,398 - 73,193 Deposits and other demand liabilities 1,102 9,442 - 10,376 Time deposits and other term equivalents 18,135 - - 64,547 Obligations under repurchase and securities lending agreements - - - 224,798 Interbank borrowing - - - 1,001,310 Debt and regulatory capital financial instruments issued - - 325,070 267,130 Other liabilities

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued c. Income and expenses from related party transactions Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 163 Other Key p e r s on n e l A ss o c i a t e d c o m p a n i e s Group c o m p a n i e s Type of income and expenses from related party transactions as of June 30, 2023 (MCh$) (10) 906 560 (21,669) Interest and adjustment income and expenses 14 133 36,797 82,939 Commission and service income and expenses - - 71,803 (163,030) Net income from financial operations and foreign exchange results (*) - - (605) 405 Other operating income and expenses - (23,813) - - Remuneration and expenses of key personnel - - (36,483) (45,176) Administrative and other expenses (*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates. (*) Corresponds mainly to derivative contracts that are used to financially hedge the foreign exchange risk of the assets and liabilities hedging positions of the Bank and its affiliates. Other Key p e r s on n e l A ss o c i a t e d c o m p a n i e s Group c o m p a n i e s Type of income and expenses from related party transactions as of June 30, 2022 (MCh$) (2,093) 2,035 321 (31,042) Interest and adjustment income and expenses - - 45,898 73,801 Commission and service income and expenses - - 71,949 87,171 Net income from financial operations and foreign exchange results (*) - - (13,473) 251 Other operating income and expenses - (21,769) - - Remuneration and expenses of key personnel - - (44,079) (38,792) Administrative and other expenses

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued d. Individual transactions in the period with related parties that are legal entities that do not correspond to normal business transactions with customers in general and where such individual transactions involve a transfer of resources, services or obligations of more than UF 2,000, per paragraph 9 of IAS 24. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 164 Effect on the statement of position Effect on the income statement Tra n s a c t i o n s o n matching terms to those transactions with mutual independence between the parties. Description of the transaction As of June 30, 2023 P a y a b l e s MCh$ R e c e i v a b l e s MCh$ E x p e nd i t u r e MCh$ R eve nu e s MCh$ Renewal c o nd i t i o n s Term Type of service Nature of the R e l a t i o n s h i p with the Bank C o un t r y o f residence Company name 7,962 - 7,973 - Yes Under con t r a c t Monthly Consulting Services Group Spain Banco Santander, SA - - 1,615 - Yes Under contract Monthly BackOffice services Group Spain Santander Back - Offices Globales Mayoristas, SA 106 21 210 21 Yes Under contract Monthly Leases, Custody and Portal Group Chile Santander Factoring SA 217 32 547 32 Yes Under contract Monthly Accounting Services Group Chile Gesban Santander Servicios Profesionales Contables Limitada - - 273 - Yes Under contract Monthly Consulting services Group Spain Santander Global Services, SL 24 - 2,340 - Yes Under contract Monthly Leases Group Chile Santander Investment Chile Limitada 146 - 146 - Yes Under contract Monthly IT Services Group Chile Santander Global Technology and Operations C h il e L i m it a d a - - 221 - Yes Under contract Monthly Institutional Services Group Chile Universia Chile SA 336 - 879 - Yes Under contract Monthly Procurement Services Group Chile Aquanima Chile SA 39 - 335 - Yes Under contract Monthly Leases and Other Group Chile Santander Asset Management SA Administradora General de Fondos - - 1,959 - Yes Under contract Monthly Derivatives clearing Associated Chile Centro de Compensación Automatizado SA - 101 - 101 Yes Under contract Monthly Channel Usage Services Associated Chile Zurich Santander Seguros Generales Chile SA - - 4,019 - Yes Under contract Monthly IT Services and S e rv i c e D e s k Group Brazil First Tecnologia e Inovação Ltda - - 25,939 - Yes Under contract Monthly IT services and Ops. Group Spain Santander Global Technology and Operations, SL Unipersonal - - 256 - Yes Under contract Monthly Digital payments Group Spain PagoNxt Trade Services, SL - - 293 - Yes Under contract Monthly C a r d O p e r a t o r Group Chile Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 165 Effect on the s t a t eme n t o f p o s i t i o n Effect on the income statement Transactions on matching terms to those transactions with mutual independence between the parties. Description of the transaction As of December 31, 2022 P a y a b l e s MCh$ R e c e i v a b l e s MCh$ E x p e nd i t u r e MCh$ R eve nu e s MCh$ Renewal c o nd i t i o n s Term Type of service Nature of the R e l a t i o n s h i p with the Bank Country of r es i d e n c e Company name 1,642 - 15,999 - Yes Under con t r a c t Monthly Consulting Services Group Spain Banco Santander, SA - - 3,059 - Yes Under contract Monthly BackOffice services Group Spain Santander Back - Offices Globales Mayoristas, SA - 234 - 234 Yes Under contract Monthly Leases Group Chile Santander Chile Holding SA 133 39 423 39 Yes Under contract Monthly Leases, Custody and Portal Group Chile Santander Factoring SA 523 60 1,019 60 Yes Under contract Monthly Accounting Services Group Chile Gesban Santander Servicios Profesionales Contables Limitada - - 341 - Yes Under contract Monthly Consulting services Group Spain Santander Global Facilities, SL 26 - 4,381 - Yes Under contract Monthly Leases Group Chile Santander Investment Chile Limitada - - 258 - Yes Under contract Monthly IT Services Group Chile Santander Global Technology and Operations C h il e L i m it a d a - 8 341 8 Yes Under contract Monthly Institutional Services Group Chile Universia Chile, SA - - 1,710 - Yes Under contract Monthly Procurement Services Group Chile Aquanima Chile SA 78 - 626 - Yes Under contract Monthly Leases and Other Group Chile Santander Asset Management SA Administradora General de Fondos - 187 - 187 Yes Under contract Monthly Channel Usage Services Group Chile Zurich Santander Seguros Generales Chile SA - - 49,744 - Yes Under contract Monthly IT Services Group Spain Santander Global Technology and Operations, SL Unipersonal - - 256 - Yes Under contract Monthly IT Services Group Chile Mercury Trade Finance Solutions, SpA - - 2,184 - Yes Under contract Monthly Derivatives clearing Group Chile Centro de Compensación Automatizado SA - - 632 - Yes Under contract Monthly C a r d O p e r a t o r Group Chile Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor SA - - 284 - Yes Under contract Monthly Digital payments Group Spain PagoNxt Trade Services, SL

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 43 - RELATED PARTY DISCLOSURES, continued Payments to the Board of Directors and key management personnel of the Bank and its subsidiaries. The remuneration received by key management personnel, including the members of the Bank's Board of Directors and Banco Santander - Chile's executives, are presented under the item ‘Remuneration and personnel expenses’ and/or ‘Administrative expenses’ in the Interim Consolidated Income Statements and corresponds to the following categories : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 166 As of June 30, 2022 2023 MCh$ MCh$ 9,874 10 , 77 6 Remuneration of personnel 819 846 Remuneration of the Board of Directors 9,812 8,637 Bonuses or gratuities (4) 1,068 Stock - based compensation 173 1,038 Seniority compensation 49 737 Pension plans 374 38 Training Costs 6 186 Health funds 666 487 Other personnel costs funds 21,769 23 , 81 3 Total Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries. As of June 30, Composition of the Board of Directors and Key Management Personnel of the Bank and its subsidiaries 2022 2023 MCh$ MCh$ 11 11 Directors 122 127 Managers 133 138 Total Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i . e . an exit price) regardless of whether that price is directly observable or estimated using another valuation technique . The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or the most advantageous market for the asset or liability . For those financial instruments for which market prices are not available, fair values have been estimated using recent transactions in similar instruments or, if absent, current values or other valuation techniques based on mathematical valuation models sufficiently validated by the international financial community . In using these models, the specific features of the asset or liability to be valued and, in particular, the different types of risks related to the asset or liability are considered . These techniques are inherently subjective and significantly affect the assumptions used, including the discount rate, estimates of future cash flows and prepayment assumptions . Therefore, the fair value of an asset or liability may not coincide exactly with the price at which the asset or liability could be delivered or settled on its valuation date and may not be justified by comparison with independent markets .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES Determining the fair value of financial instruments The following is a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of June 30, 2023, and December 31, 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 167 As of December 31, 2022 As of June 30, 2023 Fair value B o o k v a lu e Fair value Book value MCh$ MCh$ MCh$ MCh$ Assets 11,827,006 11,827,006 10,729,094 10,729,094 Financial assets held for trading at fair value through profit or loss 11,672,960 11,672,960 10,603,105 10,603,105 Financial derivatives contracts 154,046 154,046 125,989 125,989 Debt financial instruments 6,023,039 6,023,039 6,975,961 6,975,961 Financial assets at fair value through other comprehensive income 5,880,733 5,880,733 6,853,341 6,853,341 Debt financial instruments 142,306 142,306 122,620 122,620 Other financial instruments 477,762 477,762 391,908 391,908 Financial derivative contracts for hedge accounting 43,838,759 43,596,957 42,695,428 42,933,416 Debt financial instruments at amortised cost 4,496,503 4,867,591 4,512,977 4,784,584 Debt financial instruments 39,342,256 38,729,366 38,182,451 38,148,832 Interbank loans and receivables from clients 2,442,325 2,442,325 2,711,092 2,711,092 Guarantees provided for derivative financial transactions The fair value approximates the book value of the following items, due to their short - term nature, for the following cases : cash and bank deposits, cash items in collection process and securities lending and repurchase agreements . Furthermore, the fair value estimates presented above are not intended to estimate the value of the Bank's profits generated by its business or future activities . They, therefore, do not represent the value of the Bank as a going concern . The methods used to estimate the fair value of financial instruments are detailed below . a. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from an available dealer or quoted market prices of similar financial instruments . Investments are valued at carrying value (recorded) as they are not considered to have a fair value significantly different from their historical one . To estimate the fair value of debt investments, the variables and additional elements (where applicable) were considered, including the estimated prepayment rates and the credit risk of the issuers . As of December 31, 2022 As of June 30, 2023 Fair value B o o k v a lu e Fair value Book value MCh$ MCh$ MCh$ MCh$ Liabilities 11,319,320 11,319,320 10,099,239 10,099,239 Financial liabilities held for trading at fair value through profit or loss 11,319,320 11,319,320 10,099,239 10,099,239 Financial derivatives contracts 2,788,794 2,788,794 2,678,427 2,678,427 Financial derivative contracts for hedge accounting 45,051,218 45,712,785 47,269,241 47,798,267 Financial liabilities at amortised cost 14,086,226 14,086,226 13,254,371 13,272,010 Deposits and other demand liabilities 13,117,554 12,978,790 15,067,829 14,892,389 Time deposits and other term equivalents 8,223,783 8,864,765 8,991,616 9,417,953 Interbank borrowing 9,330,660 9,490,009 9,701,082 9,961,573 Debt and regulatory capital financial instruments issued 292,995 292,995 254,343 254,342 Other financial liabilities 1,017,968 1,017,968 1,096,929 1,096,929 Guarantees received for financial derivative transactions

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued b. Interbank loans and receivables from clients The fair value of commercial, mortgage, credit cards and consumer loans are measured using discounted cash flow analysis . For this purpose, prevailing market interest rates are used regarding the product, term, amount and similar credit quality . The fair value of loans overdue by 90 days or more is measured using the market value of the associated collateral, discounted at the expected realisation rate and term . The estimated fair value is based on the book value for variable - rate loans whose interest rates frequently change (monthly or quarterly) and are not subject to any significant change in credit risk . The account balances and fair values are presented net of provisions for credit risk . c. Deposits and other demand obligations The disclosed fair value of non - interest - bearing deposits and savings accounts is the amount payable at the reporting date and equal to the book value . The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates offered to a schedule of monthly maturities expected in the market . d. Short and long - term issued debt instruments The fair value of these financial instruments is calculated using a discounted cash flow analysis based on the current incremental lending rates for similar loan types with similar maturities . e. Financial derivatives and hedge accounting contracts The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank determines as the exit price under IFRS 13 . If there are no quoted market prices (direct or indirect) for any derivative instruments, the respective fair value estimates are calculated using valuation models and techniques such as Black - Scholes, Hull and Monte Carlo simulations . It considers relevant inputs such as option volatility, observable correlations between underlying values, counterparty credit risk, implied price volatility, the speed with which volatility reverts to its mean value and the linear relationship (correlation) between the value of a variable . Fair value measurement and hierarchy IFRS 13 'Fair Value Measurement' establishes a fair value hierarchy, which segregates the valuation technique's inputs and/or assumptions used to measure the fair value of financial instruments . The hierarchy prioritises unadjusted quoted prices in active markets for identical assets or liabilities (level 1 ) . The lowest priority is given to measures involving significant unobservable inputs or inputs (level 3 measures) . The three levels of the fair value hierarchy are as follows : - Level 1 : inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities that the Bank can access at the measurement date . - Level 2: inputs other than quoted prices included in Level 1, which can be observed directly or indirectly for assets or liabilities. - Level 3: unobservable input data for the asset or liability. The estimated fair value of foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics . The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, considering the term structures of the interest rate curve, volatility of the underlying and the credit risk of the counterparties . In cases in which quotes cannot be observed, management makes its best estimate of the price that the market would set using its internal models, which in most cases use data based on observable market parameters as significant inputs (Level 2 ) and, in limited cases, use significant inputs that are not observable in market data (Level 3 ) . Various techniques are used to estimate it, including extrapolating observable market data . Financial instruments at fair value and determined by published quotations in active markets (Level 1) comprise: - Chilean Government and Treasury bonds - Mutual Funds Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 168

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued If the instruments are not 100% market observable, the price is a function of other market observable prices (Level 2). The following financial instruments are classified in level 2: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 169 Description V al u a t i o n m od el used Type of f i n a n cial i n s t r u m e n t RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents . Present value of cash flows ● Mortgage and private bonds RiskAmerica provides the internal rates of return (IRR) according to the following criteria: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves' . Present value of cash flows ● Time deposits Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives. Present value of cash flows ● Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) Formula adjusted by the volatility smile (implicit volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilities are then used to value the options. Black - Scholes ● FX Options Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options . Present value of cash flows ● Guarantees for threshold transactions, guarantee deposits In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to estimate this, including extrapolating observable market data or a mix of observable data. The following financial instruments are classified at level 3: The Bank estimates that any changes in the unobservable inputs for instruments classified as level 3 would not result in significant differences in the fair value measurement. Description V al u a t i o n m od el used Type of f i n a n cial i n s t r u m e n t There is no observable input of implied volatility. Black Normal model for Cap/Floors and Swaptions ● Caps/Floors/Swaptions There is no observable input of implied volatility. Black - Scholes Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility. Hull - White Start Fwd is unsupported by Murex (platform) due to the UF forward estimate. I m p l i ci t F o r w a r d Rate Agreement (FRA) Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input. Present value of cash flows ● CCS, IRS, CMS in Active Bank Rate (TAB) Valuation using prices of instruments with similar characteristics plus a liquidity charge - off rate. Present value of cash flows Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives. Present value of cash flows ● CCS (maturities over 25 years) Valuation by the stochastic dynamic model to obtain the discount rate. Spread over risk - free ● Recognition bonds Measured by discounting the estimated cash flow using the interest rate of the new contracts. Present value of cash flows ● Receivables accounts valued at fair value

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following table presents the assets and liabilities that are measured at fair value constantly: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 170 Fair value measurements Level 3 Level 2 Level 1 2023 As of June 30, MCh$ MCh$ MCh$ MCh$ Assets 5 10,667,226 61,863 10,729,094 Financial assets held for trading at fair value through profit or loss 5 10,603,100 - 10,603,105 Financial derivatives contracts - 64,126 61,863 125,989 Debt financial instruments 123,072 8,741 6,844,148 6,975,961 Financial assets at fair value through other comprehensive income 452 8,741 6,844,148 6,853,341 Debt financial instruments 122,620 - - 122,620 Other financial instruments - 391,908 - 391,908 Financial derivative contracts for hedge accounting - 2,711,091 - 2,711,091 Guarantee money deposits 123,077 13,778,966 6,906,011 20,808,054 Total Liabilities - 10,099,239 - 10,099,239 Financial liabilities held for trading at fair value through profit or loss - 10,099,239 - 10,099,239 Financial derivatives contracts - 2,678,427 - 2,678,427 Financial derivative contracts for hedge accounting - 1,096,929 - 1,096,929 Guarantees for threshold operations - 13,874,595 - 13,874,595 Total Fair value measurements Level 3 Level 2 Level 1 2022 As of December 31, MCh$ MCh$ MCh$ MCh$ Assets 38 11,672,922 154,046 11,827,006 Financial assets held for trading at fair value through profit or loss 38 11,672,922 - 11,672,960 Financial derivatives contracts - - 154,046 154,046 Debt financial instruments 142,738 9,894 5,870,407 6,023,039 Financial assets at fair value through other comprehensive income 432 9,894 5,870,407 5,880,733 Debt financial instruments 142,306 - - 142,306 Other financial instruments - 477,762 - 477,762 Financial derivative contracts for hedge accounting - 2,442,327 - 2,442,327 Guarantee money deposits 142,776 14,602,905 6,024,453 20,770,134 Total Liabilities - 11,319,320 - 11,319,320 Financial liabilities held for trading at fair value through profit or loss - 11,319,320 - 11,319,320 Financial derivatives contracts - 2,788,794 - 2,788,794 Financial derivative contracts for hedge accounting - 1,017,967 - 1,017,967 Guarantees for threshold operations - 15,126,081 - 15,126,081 Total

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following tables present assets and liabilities that are not measured at fair value repeatedly in the consolidated statement of financial position: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 171 Fair value measurements Level 3 Level 2 Level 1 2023 As of June 30, MCh$ MCh$ MCh$ MCh$ Assets Debt financial instruments at amortised cost - - 4,512,977 4,512,977 Debt financial instruments 38,182,451 - - 38,182,451 Interbank loans and receivables from clients 38,182,451 - 4,512,977 42,695,428 Total Liabilities Financial liabilities at amortised cost 13,254,371 - - 13,254,371 Deposits and other demand liabilities - 15,067,829 - 15,067,829 Time deposits and other term equivalents - 8,991,616 - 8,991,616 Interbank borrowing - 9,701,082 - 9,701,082 Debt and regulatory capital financial instruments issued - 254,343 - 254,343 Other financial liabilities 13,254,371 34,014,870 - 47,269,241 Total Fair value measurements Level 3 Level 2 Level 1 2022 As of December 31, MCh$ MCh$ MCh$ MCh$ Assets Debt financial instruments at amortised cost - - 4,496,503 4,496,503 Debt financial instruments 39,342,256 - - 39,342,256 Interbank loans and receivables from clients 39,342,256 - 4,496,503 43,838,759 Total Liabilities Financial liabilities at amortised cost 14,086,226 - - 14,086,226 Deposits and other demand liabilities - 13,117,554 - 13,117,554 Time deposits and other term equivalents - 8,223,783 - 8,223,783 Interbank borrowing - 9,330,660 - 9,330,660 Debt and regulatory capital financial instruments issued - 292,995 - 292,995 Other financial liabilities 14,086,226 30,964,992 - 45,051,218 Total The fair value of other assets and other liabilities approximates its book value. The methods and assumptions for estimating fair value are defined below: ● Loans and amounts owed by credit institutions and clients : Fair value is estimated for groups of loans with similar characteristics . The fair value was measured by discounting the estimated cash flow using the interest rate of the new contracts . First, the future cash flow of the current loan portfolio is estimated using contractual rates . Then the new loans distributed over the risk - free interest rate are incorporated into the (risk - free) yield curve to calculate the loan portfolio at fair value . Regarding behavioural assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, resulting in a more realistic future cash flow . ● Deposit and Bank Borrowings : The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and prevailing market rates for instruments with similar maturities . The book value was considered to approximate the fair value for variable - rate deposits . ● Debt instruments issued and other financial obligations : The fair value of long - term borrowings was estimated using the discounted cash flow to the interest rate presented in the market with similar terms and maturities . The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between levels 1 and 2 as of June 30, 2023, and 2022, and December 31, 2022.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following table presents the Bank's activity for assets and liabilities measured at fair value repeatedly using significant unobserved inputs (level 3) as of June 30, 2023, and December 31, 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 172 Liabilities Assets MCh$ MCh$ - 142,776 As of January 1, 2023 Total realised and unrealised profit (loss): - (19) Included in profit - 7,374 Included in comprehensive income - ( 27 ,0 58 ) Acquisitions, issues, liquidations and placements (net) - - Level transfers - 123,077 As of June 30, 2023 - ( 19 ,6 99 ) Total profit or loss included in profit or loss as of June 30, 2023 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2022 Liabilities Assets MCh$ MCh$ - 100,814 As of January 1, 2022 Total realised and unrealised profit (loss): - 42,085 Included in profit - (123) Included in comprehensive income - - Acquisitions, issues and placements (net) - - Level transfers - 142,776 As of December 31, 2022 - 41,962 Total profit or loss included in profit or loss as of December 31, 2022 attributable to the change in unrealised profit (loss) relating to assets or liabilities as of December 31, 2021 The quarterly Local Risk Factor Internal Committee reviews the cases in which transfers are to be made between the different levels . During the year 2023 , the Committee decided to reclassify instruments from level 3 to level 2 . Realised and unrealised profit (loss) included in results as of June 30 , 2023 , and 2022 , on assets and liabilities measured at fair value regularly through significant unobservable inputs (Level 3 ) are recorded in the Interim Consolidated Income Statements under 'Net income from financial operations' . The potential effect as of June 30 , 2023 , and 2022 , on the continuous valuation of assets and liabilities measured at fair value through significant unobservable inputs (Level 3 ) – which stem from a change in key assumptions in case using other reasonably possible assumptions is more or less favourable than those used — is not considered significant to the Bank .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued The following tables show the financial instruments subject to compensation according to IAS 32 for 2023 and 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 173 Linked financial instruments offset on the balance sheet Amount in the statement o f f i n a n c i a l position Residuals of financial instruments that are not linked and/or not subject to c o m p e n s a t i o n Net amount p r e s e n t e d i n the balance sheet Amounts offset on the b a l a n c e s h ee t Gross i m p o rts As of June 30, 2023 MCh$ MCh$ MCh$ MCh$ MCh$ Assets 10,995,013 593,061 10,401,952 - 10,401,952 Financial derivatives contracts and hedge accounting (*) - - - - - Repurchase and securities lending contracts 38,123,042 38,123,042 - - - Interbank credits and receivables from clients 49,118,058 38,716,103 10,401,955 - 10,401,955 Total Liabilities 12,777,666 601,528 12,176,138 - 12,176,138 Financial derivatives contracts and hedge accounting (*) 406,419 - 406,419 - 406,419 Repurchase and securities lending contracts 37,582,352 37,582,352 - - - Deposits and obligations with banks 50,766,438 38,183,881 12,582,557 - 12,582,557 Total (*) These items include guarantees of MCh$2,138,983 and MCh$798,795 for derivative assets and liabilities, respectively. Linked financial instruments offset on the balance sheet Amount in the statement o f f i n a n c i a l position Residuals of financial instruments that are not linked and/or not subject to c o m p e n s a t i o n Net amount p r e s e n t e d i n the balance sheet Amounts offset on the b a l a n c e s h ee t Gross i m p o rts As of December 31, 2022 MCh$ MCh$ MCh$ MCh$ MCh$ Assets 12,150,722 1,870,431 10,280,291 - 10,280,291 Financial derivatives contracts and hedge accounting (*) - - - - - Repurchase and securities lending contracts 37,692,840 37,692,840 - - - Interbank credits and receivables from clients 49,843,562 39,563,271 10,280,291 - 10,280,291 Total Liabilities 14,108,114 2,742,833 11,365,281 - 11,365,281 Financial derivatives contracts and hedge accounting (*) 315,355 - 315,355 - 315,355 Repurchase and securities lending contracts 35,929,781 35,929,781 - - - Deposits and obligations with banks 50,353,250 38,672,614 11,680,636 - 11,680,636 Total (*) These items include guarantees of MCh$1,695,431 and MCh$746,729 for derivative assets and liabilities, respectively. To reduce the credit exposure on its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, setting out the terms and conditions under which they operate . In general terms, collateral (received/del ivered) operates when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES Financial derivative contracts are listed below, according to their collateral agreement: As of December 31, 2022 As of June 30, 2023 Liabilities Assets Liabilities Assets Financial derivatives contracts and hedge accounting MCh$ MCh$ MCh$ MCh$ 9,588,768 8,177,074 10,731,079 9,728,601 Derivative contracts with a zero threshold collateral agreement 536,318 440,091 1,160,594 662,730 Derivative contracts with non - zero threshold collateral agreement 3,983,028 3,533,557 885,942 603,671 Derivative contracts without collateral agreement 14,108,114 12,150,722 12,777,615 10,995,002 Total financial derivatives As of June 30, 2023, and December 31, 2022, the detail of the maturity of financial assets and liabilities according to their remaining maturities is as follows: A s of J un e 3 0 , 2 0 2 3 Up to 1 B e tw ee n 3 Between 1 to 12 B e tw ee n 1 B e tw ee n 3 More than 5 years fair value through profit or loss Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 174 and hedge accounting securities lending agreements amortised cost (1) c li en ts (3) Total to 5 years to 3 years months to 3 months month On demand MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial assets 2,342,891 - - - - - - Cash and bank deposits 2,342,891 860,177 - - - - - - Cash in collection process 860,177 125,989 65,185 - 33,155 27,353 296 - Debt financial instruments - at - 6,853,341 1,552,558 621,299 1,715 1,106 276,457 4,400,206 Debt instruments at fair value with changes in other - comprehensive income 10,995,013 3,619,436 1,504,724 2,800,801 1,221,674 307,275 1,541,103 Financial derivative contracts - - - - - - - - Rights under repurchase and - 4,785,691 - - 4,453,747 331,944 - - Debt financial instruments at - 25,799 - - - - - 25,799 Interbank loans (2) - 39,213,864 14,467,366 4,533,900 8,071,203 5,226,829 2,778,479 3,295,686 Loans and receivables from 840,401 2,711,092 - - - - - - Guarantee money deposits 2,711,092 67,913,857 19,704,545 6,659,923 15,360,621 6,808,906 3,362,507 9,262,794 Total financial assets 6,754,561 Total More than 5 years Between 3 to 5 yea r s Between 1 to 3 years Between 3 to 1 2 m onth s Between 1 to 3 m onth s Up to 1 m ont h On demand As of June 30, 2023 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 844,382 - - - - - - 844,382 Cash in collection process 12,777,666 3,392,053 1,723,203 3,532,549 1,958,509 392,891 1,778,461 - Financial derivative contracts and hedge accounting 13,272,010 - - - - - - 13,272,010 Deposits and other demand liabilities 14,892,389 29,918 6,096 169,673 3,600,807 4,044,909 6,832,260 208,726 Time deposits and other term equivalents 406,419 - - - 114 - 406,305 - Obligations under repurchase and securities lending agreements 9,417,953 - - 81,611 8,589,777 570,653 116,575 59,337 Interbank borrowing 9,404,580 3,841,434 1,547,701 2,568,840 903,340 271,481 271,784 - Debt and regulatory capital financial instruments issued 254,342 - 59 154 - - 254,129 - Other financial liabilities 128,072 28,336 29,886 45,207 24,643 - - - Obligations under leasing contracts 1,096,929 - - - - - - 1,096,929 Guarantee money deposits 62,494,742 7,291,741 3,306,945 6,398,034 15,077,190 5,279,934 9,659,514 15,481,384 Total financial liabilities (1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$1,107. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$9. (3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,090,823.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued As of December 31, 2022 On d e m a n d MCh$ Up to 1 m ont h MCh $ Between 1 to 3 m onth s MCh$ B e tw ee n 3 to 12 months MCh$ B e tw ee n 1 t o 3 yea r s MCh$ B e tw ee n 3 t o 5 yea r s MCh$ M o r e th a n 5 years MCh$ Total M C h $ F in a n c i a l asse t s Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 175 through profit or loss changes in other comprehensive income accounting lending agreements cost (1) 1,982,942 - - - - - - Cash and bank deposits 1,982,942 843,816 - - - - - - Cash in collection process 843,816 154,046 12,653 23,277 3,880 70 114,165 1 Debt financial instruments - at fair value - 5,880,733 1,888,950 559,210 2,167 68,973 744,182 2,617,251 Debt instruments at fair value with - 12,150,723 3,923,382 2,026,248 3,396,062 1,499,473 570,803 734,755 Financial derivative contracts and hedge - - - - - - - - Rights under repurchase and securities - 4,867,591 - 2,225,346 2,545,919 - 96,326 - Debt financial instruments at amortised - 32,955 - - - - - 32,955 Interbank loans (2) - 38,696,410 14,066,625 4,431,396 7,943,135 5,158,378 2,980,575 3,402,788 Loans and receivables from clients (3) 713,513 2,442,327 - - - - - - Guarantee money deposits 2,442,327 67,051,543 19,891,610 9,265,477 13,891,163 6,726,894 4,506,051 6,787,750 Total financial assets 5,982,598 accounting equivalents securities lending agreements instruments issued Between 3 More than to 5 years 5 years Total B e tw ee n 1 t o 3 yea r s B e tw ee n 3 to 12 months Between 1 to 3 m onth s Up to 1 m ont h On d e m a n d As of December 31, 2022 MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ Financial liabilities 746,872 - - - - - - Cash in collection process 746,872 14,108,114 4,245,898 2,415,134 4,686,662 2,541,236 151,948 67,236 Financial derivative contracts and hedge - 14,086,226 - - - - - - Deposits and other demand liabilities 14,086,226 12,978,790 - - 25,934 - 5,806 12,712,880 Time deposits and other term 234,170 315,355 - - - 109 103,516 211,730 Obligations under repurchase and - 8,864,765 - - 5,584,094 2,288,492 818,030 149,482 Interbank borrowing 24,667 9,490,009 4,476,288 1,715,753 2,809,572 334,107 62,084 92,205 Debt and regulatory capital financial - 292,995 - 97 142 - - 292,756 Other financial liabilities - 137,089 31,447 32,785 46,955 25,902 - - Obligations under leasing contracts - 1,017,968 - - - - - - Guarantee money deposits 1,017,968 62,038,183 8,753,633 4,163,769 13,153,359 5,189,846 1,141,384 13,526,289 Total financial liabilities 16,109,903 (1) Debt financial instruments are presented on a gross basis; the amount of the provision is MCh$894. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is MCh$36. (3) Loans and receivables are presented on a gross basis; the amount of provisions is MCh$1,036,525.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 46 - FINANCIAL AND NON - FINANCIAL ASSETS AND LIABILITIES BY CURRENCY The following are the amounts of financial and non - financial assets and liabilities for the most relevant currencies at the end of the year ended on June 30, 2023, and December 31, 2022. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 176 As of June 30, 2023 Foreign Currency Local Currency Other COP CNY JPY CHF GBP EUR USD A dju sta b l e by exchange rate CLF CLP MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 5,730 - 7,587 31,566 4,235 3,822 120,879 6,293,147 97,497 25,093,845 32,575,139 Financial assets - - - - 784 243 1,412 2,509,068 2,740 191,793 1,742,494 Non - financial assets 5,730 - 7,587 31,566 5,019 4,065 122,291 8,802,215 100,237 25,285,638 34,317,633 TOTAL ASSETS 126,358 - 7,820 322,650 693,531 3,582 447,608 10,567,482 - 7,427,871 42,229,832 Financial liabilities 1,306 - - 131 1,289 24 61,228 1,069,889 89 152,436 1,280,972 Non - financial liabilities 127,664 - 7,820 322,781 694,820 3,606 508,836 11,637,371 89 7,580,307 43,510,804 TOTAL LIABILITIES As of December 31, 2022 Foreign Currency Local Currency Other COP CNY JPY CHF GBP EUR USD A dju sta b l e by exchange rate CLF CLP MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 3,403 - 117 17,849 3,181 15,804 150,370 6,305,859 111,018 23,698,931 33,409,175 Financial assets 3 - - - 809 34 1,506 2,338,517 12 186,188 1,921,828 Non - financial assets 3,406 - 117 17,849 3,990 15,838 151,876 8,644,376 111,030 23,885,119 35,331,003 TOTAL ASSETS 135,089 - 7 225,558 710,381 1,267 440,062 10,209,855 1 7,805,156 41,492,839 Financial liabilities 1,526 - 1 144 1,433 18 918 1,001,061 42 44,426 1,856,448 Non - financial liabilities 136,615 - 8 225,702 711,814 1,285 440,980 11,210,916 43 7,849,582 43,349,287 TOTAL LIABILITIES The fair value of derivative instruments is shown in Chilean Peso currency and the notional amount is not included.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING General information The Bank has placed risk management at the centre of its activity to ensure that the organisation as a whole acts responsibly in the new social context, economic changes, customer demands and the business environment, always aligned with the strong corporate culture and the legal regulations in force . The risk management and control model is underpinned by a set of common principles, a risk culture embedded throughout the Bank, a strong governance structure, and advanced risk management processes and tools . Banco Santander's risk management and control principles are mandatory, must always be applied, and comprise the regulatory requirements and best practices . They are : 1. A strong risk culture that all employees follow covers all risks and promotes socially responsible management, contributing to the Bank's long - term sustainability. 2. All employees are responsible for risk management and must know and understand the risks generated by their daily activities. They must avoid taking risks whose impact is unknown or exceeds the Bank's risk appetite limits. 3. Involvement of senior management in ensuring consistent risk management and control through their conduct, actions, and communications . This body promotes the risk culture, assessing its degree of implementation and monitoring that the profile remains within the levels defined in the Bank's risk appetite . 4. Independence of risk management and control functions. 5. Proactive and comprehensive risk management and control approach across all businesses and risk types. 6. Proper and comprehensive information management enables risks to be identified, assessed, managed and communicated appropriately at the appropriate levels. These principles, together with several interconnected tools and processes of the strategy, such as the risk appetite, risk profile assessment, scenario analysis, risk reporting structure, and annual budget processes, all articulate a holistic control structure for the entire Bank . The Bank has a solid risk culture known as Risk Pro, which defines how risks are understood and managed daily . It is based on the principle that all employees are responsible for risk management, where their classification is fundamental for effective management and control . All identified risks should, therefore, be associated with risk categories to organise their management, control and related information . The Bank's risk classification enables effective risk management, control and communication . Its corporate risk framework includes the following : ● Credit risk: is the risk of financial loss arising from the default or deterioration in the credit quality of a customer or counterparty to which Banco Santander Chile has provided financing or has assumed a contractual obligation. ● Market risks: arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk arises from changes in the exchange rate between currencies. - Fair value interest rate risk arises from changes in market interest rates. - Price risk arises from changes in market prices, either due to factors specific to the instrument itself or factors affecting all instruments traded in the market. - Inflation risk arises due to changes in inflationary indices in Chile, which would apply mainly to financial instruments denominated in UF. ● Liquidity risk: is the risk that liquid financial resources will not be available to meet obligations as they fall due or can only be obtained at a high cost. ● Operational risk: is the risk of loss due to inadequate or failed internal processes, employees and systems or due to external events. It includes legal risk and conduct risk. ● Capital risk : it is the risk that the Bank has insufficient capital quantity and/or quality to meet the minimum requirements to operate as a bank, respond to market expectations regarding its credit capacity and support the growth of its business and any strategies that may emerge per its strategic plan . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 177

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective control of the risk profile, consistent with the appetite defined by the Board and based on the distribution of roles among the three lines of defence and a strong committee structure, which is reinforced by the Risk Pro culture that permeates the entire organisation . The Bank's three lines of defence model aim to ensure effective risk management and control : First line Business lines and all other risk - creating functions are the first lines of defence . These functions must ensure their risks align with the approved risk appetite and corresponding limits . Any unit that originates risk has primary responsibility for managing said risk . Second line The Risk and Compliance and Conduct functions . Its role is to independently monitor and challenge the risk management activities of the first line of defence . These functions ensure risk management under the appetite defined by the Board and promote a strong risk culture throughout the organisation . Third line The Internal Audit function regularly assesses that policies, methodologies, and procedures are adequate and effectively implemented in managing and controlling all risks . The risk, compliance and internal audit functions have an adequate level of separation and independence, as well as direct access to the Board and its committees . Risk committee structure The Board of Directors is responsible for establishing and monitoring the Bank's risk management structure . It has a corporate governance system aligned with local regulations and international best practices . Furthermore, it has several high - level committees that are key to risk management, each of which is composed of directors and executive members of Santander's management and are described in detail in the Corporate Governance section of this Report : A. Comprehensive Risk Committee (CIR) The Board's Comprehensive Risk Committee is the body responsible for advising the Board on the definition of the risk appetite that the business areas may assume and supervising the correct identification, measurement, and control of all risks that may affect the Bank . In addition, this committee acts as a governance body through which the Board oversees the reasonableness of risk measurement and control systems . B. Directors and Audit Committee The main objective of the committee is to supervise the Bank and its subsidiaries concerning the process of generating the financial statements ; the management of the internal and external auditors in this process so that the institution provides adequate information for its shareholders, investors and the public in general, and to ensure the efficiency of the company's internal control systems, as well as its compliance with the rules and regulations applicable . C. ALCO and Markets Committee (Assets Liabilities Committee) Its main functions are monitoring and controlling structural balance sheet risks, such as inflation exposure limits, interest rate risk, capital funding levels and liquidity . Furthermore, it reviews the developments in the most relevant local and international monetary markets and policies, as well as revealing and analysing the main economic and risk factors that directly impact the performance of trading portfolios . D. Appointment Committee The committee constantly reviews the application of appointment policies and processes to those positions defined as 'key positions' in particular and reviews the application of these policies to other individuals in the organisation in general. E. Remuneration Committee Constant review of the regulatory documentation concerning the evaluation and remuneration of positions defined as 'key positions' and also of other persons in the organisation in general. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 178

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The Board delegates the identification, measurement and control of the various risks faced by the Bank to the Risk Division, which is led by the Chief Risk Officer (CRO), and reports directly to the CEO . The Chief Risk Officer (CRO) is responsible for monitoring all risks and reviewing and advising the business lines on managing these risks . This division is responsible for credit, market, non - financial, compliance, and reputational risks . The Director of Internal Audit reports directly to the Chairman of the Board of Directors to ensure independence from senior management and thus be an effective third line of defence in risk management and internal control . CREDIT RISK Credit risk is the risk of financial loss arising from the default or deterioration in the credit quality of a client or counterparty to which the Bank has provided financing or assumed a contractual obligation . It is our most relevant risk, both in terms of exposure and capital consumption . Credit risk management The Bank's credit risk identification, analysis, decision and control processes are based on a comprehensive view of the credit risk cycle, including the transaction, the client and the portfolio . Identifying credit risk allows for active management and effective control of portfolios . External and internal risks are identified and classified in each business to adopt corrective and mitigating measures where necessary, through the following processes : 1. Planning : Planning allows us to establish business objectives and define concrete action plans according to our risk appetite statement . The commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios . Commercial strategies, risk policies, means and infrastructures are determined, ensuring a holistic view of the portfolios . 2. Risk assessment and credit rating process : Risk approval criteria are generally based on the ability of borrowers to meet their financial obligations . The funds or net cash flows from their business or regular income are analysed to determine this capacity . Our credit quality assessment models are built around rating engines, different in each of our segments, which we monitor and test to fine - tune the decisions and ratings they assign . 3. Scenario analysis : This enables the determination of potential risks in credit portfolios, providing a better understanding of their behaviour under different macroeconomic conditions, as well as anticipating and applying management strategies to avoid future deviations from established plans and goals . 4. Monitoring : Holistic monitoring of all clients facilitates the observation of credit quality and early detection of impacts on risk evolution . The regular monitoring of business performance and its comparison with pre - established plans are essential in credit risk management . Our monitoring function uses a system that helps establish client - specific monitoring levels, policies and actions . 5. Credit risk mitigation techniques : Risk approval criteria are based on determining the ability of borrowers to meet their financial obligations without relying on collateral or pledged assets as security . These are always considered as a second recovery channel in case the first one fails and are defined as a reinforcement measure added to a credit operation to mitigate the loss in case of default . 6. Recovery management : Recovery management defines a strategy based on the economic environment, business model and other particularities of local recovery . Effective and efficient recovery management requires segmenting our customers according to their characteristics and using new digital channels that support the creation of sustainable value . The Board has delegated responsibility for credit risk management to the Integrated Risk Committee (IRC) and the Bank's risk departments, whose roles are summarised below : - Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit assessment, risk rating and reporting, documents and legal procedures in compliance with regulatory, legal and internal Bank requirements . - Establishing the authorisation structure for the approval and renewal of credit applications . The Bank structures credit risk levels by limiting the concentration of credit risk in terms of individual debtors, groups of debtors, industry segments and countries . - Authorisation limits assignment to the respective business unit officers (commercial, consumer, SME) to be monitored continuously by the administration . Furthermore, these limits are regularly reviewed . Risk assessment teams at the branch level regularly interact with clients . Yet, for large operations, the risk teams at the head office and even the Risk Committee collaborate directly with clients in assessing credit risks and preparing credit applications . - Limiting exposure concentrations to customers, counterparties, in geographic areas, industries (for receivables or credits), and credit rating and liquidity (for investments) by the issuer . - Developing and maintaining the Bank's risk classification to categorise risks by the exposure to financial loss of the respective instruments and to focalise risk management, specifically on the related risks . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 179

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - Reviewing and assessing credit risk . The risk divisions are largely independent of the Bank's commercial division and assess all credit risks above designated limits before customer credit approvals or specific investment acquisitions . Credit renewals and reviews are subject to similar processes . The risk assessment teams regularly interact with our clients . Risk teams collaborate directly with clients to assess credit risks and prepare credit applications for larger transactions . Credit approval committees, including risk and commercial staff, must ensure that each applicant meets appropriate qualitative and quantitative parameters . The Bank's Board of Directors defines the powers of each committee . In preparing a credit application for a corporate customer whose loans are approved on an individual basis, the Bank verifies various parameters such as debt servicing capacity (including, typically, projected cash flows), the customer's financial history and/or projections for the economic sector in which it operates . The risk division is actively involved in this process and prepares the credit application for the customer . All applications contain an analysis of the client's strengths and weaknesses, a rating and a recommendation . Credit limits are not determined based on outstanding customer balances but on the financial group's direct and indirect credit risk . For example, a corporation would be assessed with its subsidiaries and affiliates . Their respective risk divisions assess and approve consumer loans (individuals, SMEs) . The assessment is based on an evaluation system known as Garra (Banco Santander - Chile), an automated process with a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors . The credit application process is based on collecting information to determine the client's financial situation and ability to pay . The parameters used to assess the applicant's credit risk include several variables such as income levels, length of current employment, indebtedness, and credit bureau reports . For investments in debt instruments, the Bank assesses the probability of Non - collectability or default of issuers or counterparties using internal and external assessments such as the Bank's independent risk assessors . Furthermore, the Bank adheres to a strict and conservative policy that ensures that the investment issuers and counterparties to derivative transactions have the highest reputation . Furthermore, the Bank operates several instruments which, although they involve exposure to credit risk, are not reflected in the Interim Consolidated Statements of Financial Position, such as guarantees and sureties, documentary letters of credit, letters of guarantee and commitments to extend credit . Guarantees and sureties represent an irrevocable payment obligation . If a guaranteed customer defaults on its obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments . These transactions involve the same credit risk exposure as ordinary loans . Documentary letters of credit are commitments recorded by the Bank on behalf of the customer . They are secured by the traded goods they relate to and have a lower risk than direct borrowing . The guaranteed bonds are contingent commitments that become effective only if the customer fails to perform the works agreed with a third party, as guaranteed by the bonds . In the case of commitments to extend credit, the Bank is potentially exposed to losses equal to the total unused commitment . Nevertheless, the likely amount of loss is less than the unused total of the commitment . In addition, the Bank monitors the maturity period of the credit lines because long - term commitments generally have a higher credit risk than short - term commitments . Covid - 19 Solutions The government has supported SMEs by expanding the Guarantee Fund for Small Entrepreneurs (Fogape) and by amending rules and regulations to encourage banks to provide working capital loans to small businesses . Regarding provisions, on July 17 , 2020 , the CMF requested the determination of specific provisions for loans backed by Fogape guarantees, for which expected losses must be determined, estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the appropriate individual or group analysis method, under the provisions of Chapter B - 1 of the CASB . See Note 2 , letter q . As of June 30 , 2023 , and December 31 , 2022 , the balance of provisions for this item amounted to MCh $ 15 , 361 and MCh $ 19 , 423 , respectively . Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non - predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector . These provisions shall be reported under liabilities per number 9 of Chapter B - 1 of the FMC's CASB . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 180

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Due to the adverse effects caused by the pandemic, the decrease in state aid, and the current economic situation, the Bank's Board of Directors approved the creation of additional voluntary provisions, which, as of December 31 , 2022 and June 30 , 2023 , amounted to MCh $ 293 , 000 . Maximum credit risk exposure For financial assets recognised in the Interim Consolidated Statements of Financial Position, the exposure to credit risk is equal to their carrying amount . The maximum credit risk exposure for financial guarantees granted is the maximum amount the Bank would have to pay if the guarantee were enforced . The following is the distribution by financial asset of the Bank's maximum credit risk exposure as of June 30 , 2023 , and December 31 , 2022 , without deducting collateral and credit enhancements received : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 181 As of December 31, 2022 As of June 30, 2023 Amount of exposure Amount of exposure MCh$ MCh$ Note 1,982,942 2,342,891 7 Deposits in banks 843,816 860,177 7 Cash in collection process 8 Financial assets held for trading at fair value through profit or loss 11,672,960 10,603,105 Financial derivatives contracts 154,046 125,989 Debt instruments 11 Financial assets at fair value through other comprehensive income 5,880,733 6,853,341 Debt instruments 142,306 122,620 Loans and receivables from clients 477,762 391,908 12 Financial derivative contracts for hedge accounting 13 Financial assets at amortised cost 4,867,591 4,784,584 Debt instruments 32,955 25,790 Interbank loans 37,659,885 38,123,042 Loans and receivables from clients Unrecognised loan/credit commitments: 255,522 192,752 Letters of credit for goods movement transactions 1,476,599 1,425,625 Transactions related to contingent events 8,974,077 9,071,795 Immediately repayable unrestricted credit lines 924,173 565,217 Guarantees and sureties 1,617 1,216 Contingent loans linked to CAE 313,345 303,998 Other credit commitments 75,660,329 75,794,050 Total Under the new CASB, the provisions for credit risk on credits and receivables (Due from banks and loans and receivables from clients) and contingent credits are determined under the criteria defined in Chapters B - 1 to B - 3 of the new CASB . While Credits and receivables from clients and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortised cost, their impairment is measured according to Chapter 5 . 5 of IFRS 9 . Debt instruments measured at fair value through profit or loss are not subject to impairment requirements . In the case of derivatives, the fair value of derivatives includes the adjustment reflecting the counterparty credit risk (CVA) . The CVA is calculated considering the potential exposure to each counterparty in future periods . The methodology established for determining provisions for loan losses (Due from banks and Receivables from clients) and contingent loans is set out in Note No 2 of accounting principles letter q) . The methodology used for calculating provisions for loans and receivables and debt instruments measured at fair value through other comprehensive income and debt instruments measured at amortised cost is described in Note 2 (r) . Information related to the concentration of credit risk is provided in Note 13 , letters k, m, and n . For derivative instruments, as of June 30 , 2023 , the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US $ 4 million or 8 . 70 % of assets .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The table below calculates the derivative exposure using the corresponding credit risk, which is equal to the net replacement value plus the maximum potential value, considering cash collateral that mitigates the exposure . Additional details regarding our exposure to countries rated above 1 and corresponding to the largest exposures are also included . The exposure as of June 30 , 2023 , considering the fair value of derivative instruments, amounts to : Total Financial Derivative instruments exposure investments Loans Deposits (Market - adjusted) US$ million US$ million US$ million US$ million US$ million Ranking D om es t i c Loans 26 - 16 10 - 2 Hong Kong 4 - - - 4 3 México 16 - 16 - - 2 China 46 - 32 10 4 Total Our exposure to Spain within the group is as follows: Total ex p o s u re Financial in v es t m e n t s Loans Deposits Derivative in s t r u m e n t s ( ma r ke t - adjusted) Classification D om es t i c Loans Counterpart In US$ million. 483 - - 7 476 1 España Banco Santander SA (*) Our exposure to Santander Hong Kong, BSCH Spain and Santander NY is included as exposure to Spain. Recognition and measurement of credit risk provisions The Bank segments loans and contingent loans by the type of obligor and loan to a level appropriate for applying the models. Provisions required to cover loans and contingent loan exposures are calculated and set up monthly in relation to the valuation models used and the type of transaction . Provisions established for financial assets measured at amortised cost and Loans and receivables at fair value through other comprehensive income are treated as valuation accounts for the respective assets . The amount of the portfolio net of provisions is reported in the Statement of Financial Position . Additional provisions and contingent loan provisions are reported under liabilities, in accordance with the instructions of the FMC . Provisions for financial assets at fair value through other comprehensive income are presented in Note 11 , provisions for financial assets at amortised cost are presented in Note 13 and special provisions for credit risk (contingent credits, country risk, additional) are presented in Note 26 . The following is a SUMMARY of loans (due from banks and receivables from clients) and contingent loan exposures and the corresponding established provisions according to CNCB standards (B 1 to B 3 ) as of June 30 , 2023 , and December 31 , 2022 : visions assets before pro Financial N o n - p e r fo r m i n g Portfolio S ub s t a nd a r d Portfolio Normal Portfolio As of June 30, 2023 (**) MM$ Evaluation Evaluation Evaluation Group Individual Individual Group Individual rovisions E s t a b lis h ed p De du c t i b le F O G A PE C ovid - 19 gu a r a nt ee s N on - p e r fo r m i n g Portfolio S ub s t a nd a r d Portfolio Normal Portfolio Evaluation Evaluation Evaluation Group Individual Individual Group Individual - - - - - 9 - - - - 25,799 Interbank loans 15,362 204,466 218,542 39,060 74,840 92,626 423,563 685,225 1,042,728 4,591,337 10,652,027 Commercial loans - 101,722 - - 32,196 - 550,955 - - 15,856,170 - Mortgage loans - 141,339 - - 170,670 - 224,805 - - 5,187,055 - Con s u m er l oa n s - 5,530 4,620 7,354 6,142 14,003 7,675 9,216 70,241 936,507 1,615,870 Contingent loan exposure ** See Note 13 letters c, d and e for further details. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 182

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 183 visions N o n - p e r fo r m i n g Portfolio assets before pro S ub s t a nd a r d Portfolio Financial Normal Portfolio As of December 31, 2022 (**) MCh$ Evaluation Evaluation Evaluation Group Individual Individual Group Individual De du c t i b le F O G A PE C ovid - 19 gu a r a nt ee s rovisions N on - p e r fo r m i n g Portfolio E s t a b lis h ed p S ub s t a nd a r d Portfolio Normal Portfolio Evaluation Evaluation Evaluation Group Individual Individual Group Individual - - - - - 36 - - - - 32,991 Interbank loans 19,424 186,830 220,089 36,420 81,181 97,070 368,702 698,790 1,110,717 4,554,140 10,952,240 Commercial loans - 76,998 - - 29,593 - 422,064 - - 15,306,945 - Mortgage loans - 120,801 - - 168,119 - 179,593 - - 5,103,219 - Con s u m er l oa n s - 3,546 4,377 8,873 6,137 15,036 Contingent loan exposure 2,118,902 863,867 52,267 8,464 4,883 ** See Note 13 letters c, d and e for further details. The following is a summary of the provisions associated with financial assets that are provided for per IFRS 9: As of December 31, 2022 As of June 30, 2023 MCh$ MCh$ 894 1,107 Debt instruments at amortised cost 877 1,367 Debt instruments at fair value with changes in other comprehensive income 326 194 Loans and receivables 2,097 2,688 Total As of June 30 , 2023 , and December 31 , 2022 , the debt instrument portfolios include instruments of the Central Bank of Chile and/or the General Treasury of the Republic . Accordingly, their risk has been classified as low (no significant increase in risk) . The description of the main components of the IFRS 9 model used by the Bank to determine these provisions can be found in Note 2 (r) . As of June 30 , 2023 , and December 31 , 2022 , the loans included in the portfolio of loans and receivables measured at fair value through other comprehensive income are assets of a high credit quality with individual assessment (normal portfolio) . Non - compliance The non - performing portfolio includes debtors and their loans for which recovery is considered remote, as they show an impaired or zero payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified in the non - performing portfolio (C 1 to C 6 ) . As of December 31, 2022 As of June 30, 2023 Provisions Financial assets Provisions Financial assets Non - performing portfolio MCh$ MCh$ MCh$ MCh$ - - - - Interbank loans 406,919 1,067,492 423,008 1,108,788 Commercial loans 76,998 422,064 101,722 550,955 Mortgage loans 120,801 179,593 141,339 224,805 Consumer loans - 13,347 10,150 16,891 Contingent loan exposure 604,718 1,682,496 676,219 1,901,439 Total Under the IFRS 9 model, the Bank uses one of the default presumption factors when an asset is overdue by 90 days or more. Debt instruments and loans and receivables measured at fair value through other comprehensive income do not present any non - performance.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Individual/Group Group assessments are suitable for dealing with many transactions with low individual amounts and involving individuals or small companies . The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non - performing and a recovery rate based on a substantiated historical analysis . To this end, the Bank implemented the standard model for mortgage and commercial loans and the internal model for consumer loans . IFRS 9 aims to recognise expected credit loss over the asset's life, attending to significant increases in credit risk since the initial recognition . This may require a group assessment as the increase in credit risk may become more evident before the financial instrument is overdue, depending on the instrument's nature and available information . Always on the premise that information is available at no cost or effort . The grouping is based on similar risk characteristics . Credit impairment The impaired portfolio consists of the non - performing loans (C1 to C6) plus B3 and B4 in the case of individual assessment. As of June 30, 2023, and December 31, 2022, the impaired portfolio amounts to MCh$2,108,044 and MCh$1,847,333, respectively. IFRS 9 defines an asset as impaired when one or more events harm the estimated future cash flows, as evidenced by the issuer's financial difficulties, default or delinquency, bankruptcy or financial reorganisation, and disappearance from the active market. Debt instruments, and loans and receivables measured at fair value through other comprehensive income are not impaired. Charge - offs Charge - offs must be affected when the contractual rights to the cash flows expire . Charge - offs are translated into derecognitions in the Statement of Financial Position and include the unmatured portion in the case of instalment loans . Additional circumstances could lead to a loan charge - off, such as when the Bank concludes that it will not obtain any flows, or there is no enforceable title, when collection actions become time - barred or when the deadlines defined by the FMC are reached (see Note 2 letter q) . As of June 30 , 2023 , and December 31 , 2022 , loan write - offs amount to MCh $ 216 , 794 and MCh $ 337 , 851 , respectively . IFRS 9 states that a charge - off occurs when there is no reasonable expectation of recovering all or part of the contractual cash flows . A charge - off constitutes a derecognition . Debt instruments, and loans and receivables measured at fair value through other comprehensive income do not present impaired instruments/transactions . Reconciliation of provisions and loans The reconciliation between the opening and closing balance of established provisions for financial assets measured at amortised cost and for contingent claims is presented in Note 13 (f, g, h, i and j). The reconciliation between the opening and closing balance of established provisions for financial assets measured at fair value through other comprehensive income is presented in Note 11. The reconciliation of interbank, commercial, residential and consumer loans, and contingent loan exposure as of June 30, 2023, and December 31, 2022, is presented below: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 184

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 185 Total Non - performing Portfolio S ub s t anda r d Portfolio Normal Portfolio In t e r b a n k l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 32,991 - - - - 32,991 Balance as of January 1, 2023 - - - - - - Change in measurement without portfolio reclassifying during the period: - - - - - - Change due to portfolio reclassification: 60,524 - - - - 60,524 New loans originated - - - - - - New loans due to translation from contingent to loans (65,975) - - - - (65,975) Paid from loans - - - - - - Provision application for charge - offs (1,741) - - - - (1,741) Exchange rate difference - - - - - - Other changes in provisions 25,799 - - - - 25,799 Balance as of June 30, 2023 Total Non - performing Portfolio S ub s t anda r d Portfolio Normal Portfolio C o mm e r c i a l lo a n s MCh$ Evaluation Evaluation Group Individual Group Individual 17,684,589 368,702 698,790 1,110,717 4,554,140 10,952,240 Balance as of January 1, 2023 1,171,965 40,928 232,233 416,873 169,256 312,675 Change in measurement without portfolio reclassifying during the period: (6,821) 89,218 29,951 21,218 (74,541) (72,667) Change due to portfolio reclassification: 10,545,553 - - - 844,957 9,700,596 New loans originated 46,425 - - - 25,863 20,562 New loans due to translation from contingent to loans (11,756,270) (28,699) (242,123) (496,403) (925,324) (10,063,721) Paid from loans (71,903) (46,344) (25,559) - - - Provision application for charge - offs (199,379) (242) (8,067) (9,677) (3,014) (178,379) Exchange rate difference (19,279) - - - - (19,279) Other changes in provisions 17,394,880 423,563 685,225 1,042,728 4,591,337 10,652,027 Balance as of June 30, 2023 Total Non - performing Portfolio S ub s t anda r d Portfolio Normal Portfolio In t e r b a n k l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 428 - - - - 428 Balance as of January 1, 2022 71,886 - - - - 71,886 Change in measurement without portfolio reclassifying during the period: - - - - - - Change due to portfolio reclassification: - - - - - - New loans originated - - - - - - New loans due to translation from contingent to loans (40,515) - - - - (40,515) Paid from loans - - - - - Provision application for charge - offs 1,192 - - - - 1,192 Exchange rate difference - - - - - - Other changes in provisions 32,991 - - - - 32,991 As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 186 Total Non - performing Portfolio S ub s t anda r d Portfolio Normal Portfolio C o mm e r c i a l lo a n s MCh$ Evaluation Evaluation Group Individual Group Individual 17,653,445 363,157 573,503 1,162,468 4,950,168 10,604,149 Balance as of January 1, 2022 2,316,726 56,165 492,691 713,425 478,635 575,810 Change in measurement without portfolio reclassifying during the period: (23,944) 86,564 75,650 179,061 (111,233) (253,986) Change due to portfolio reclassification: 24,293,460 - - - 1,214,388 23,079,072 New loans originated 144,875 - - - 53,004 91,871 New loans due to translation from contingent to loans (26,257,326) (58,200) (504,836) (826,939) (1,935,748) (22,931,603) Paid from loans (136,627) (78,890) (51,137) (11) (6,587) (2) Provision application for charge - offs 83,353 118 (2,695) 94,208 100 (8,378) Exchange rate difference (389,373) (212) 115,614 (211,495) (88,587) (204,693) Other changes in provisions 17,684,589 368,702 698,790 1,110,717 4,554,140 10,952,240 As of December 31, 2022 Total N o n - p e r f o r m in g Portfolio Normal Portfolio M o rt g a g e l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 15,729,009 422,064 - 15,306,945 - Balance as of January 1, 2023 209,795 34,405 - 175,390 - Change in measurement without portfolio reclassifying during the period: 55 137,142 - (137,087) - Change due to portfolio reclassification: 804,495 2,029 - 802,466 - New loans originated - - - - - New loans due to translation from contingent to loans (309,845) (20,809) - (289,036) - Paid from loans (26,387) (23,717) - (2,670) - Provision application for charge - offs - - - - - Exchange rate difference 3 (159) - 162 - Other changes in provisions 16,407,125 550,955 - 15,856,170 - Balance as of June 30, 2023 Total N o n - p e r f o r m in g Portfolio Normal Portfolio M o rt g a g e l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 13,876,175 392,956 - 13,483,219 - Balance as of January 1, 2022 1,099,854 21,939 - 1,077,915 - Change in measurement without portfolio reclassifying during the period: (17,376) 33,319 - (50,695) - Change due to portfolio reclassification: 1,237,877 2,063 - 1,235,814 - New loans originated - - - New loans due to translation from contingent to loans (468,384) (29,411) - (438,973) - Paid from loans - - - Provision application for charge - offs - - - Exchange rate difference 863 1,198 - (335) - Other changes in provisions 15,729,009 422,064 - 15,306,945 - As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 187 Total N o n - p e r f o r m in g Portfolio Normal Portfolio C on s u m e r l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 5,282,812 179,591 - 5,103,221 - Balance as of January 1, 2023 1,310,865 76,648 - 1,234,217 - Change in measurement without portfolio reclassifying during the period: 161 146,118 - (145,957) - Change due to portfolio reclassification: 1,291,557 18,135 - 1,273,422 - New loans originated 336,254 222 - 336,032 - New loans due to translation from contingent to loans (2,674,688) (75,305) - (2,599,383) - Paid from loans (131,489) (120,617) - (10,872) - Provision application for charge - offs - - - - - Exchange rate difference (3,612) 13 - (3,625) - Other changes in provisions (if applicable) 5,411,860 224,805 - 5,187,055 - Balance as of June 30, 2023 Total N o n - p e r f o r m in g Portfolio Normal Portfolio C on s u m e r l o a n s MCh$ Evaluation Evaluation Group Individual Group Individual 4,999,248 154,722 - 4,844,526 - Balance as of January 1, 2022 2,925,391 37,923 - 2,887,468 - Change in measurement without portfolio reclassifying during the period: (48,789) 203,624 - (252,413) - Change due to portfolio reclassification: 1,786,276 24,566 - 1,761,710 - New loans originated 780,616 453 - 780,163 - New loans due to translation from contingent to loans (4,984,251) (77,865) - (4,906,386) - Paid from loans (178,279) (163,848) - (14,431) - Provision application for charge - offs 1,412 3 - 1,409 - Exchange rate difference 1,188 13 - 1,175 - Other changes in provisions (if applicable) 5,282,812 179,591 - 5,103,221 - As of December 31, 2022 Total N o n - p e r f o r m in g P o r t f o li o S ub s t a nd a r d Portfolio Normal Portfolio Contingent loan exposure MCh$ Evaluation Evaluation Group Individual Group Individual 3,018,282 4,757 8,611 52,312 834,739 2,117,863 Balance as of January 1, 2023 159,341 316 2,732 27,506 53,856 74,931 Change in measurement without portfolio reclassifying during the period: 4,085 3,796 1,723 15,146 (600) (15,980) Change due to portfolio reclassification: 848,035 - - - 178,774 669,261 New loans originated (1,213,101) 169 101 1 (31,761) (1,181,611) New loans due to translation from contingent to loans (1,244,736) (4,271) (3,904) (23,189) (31,761) (1,181,611) Paid from loans - - - - - - Provision application for charge - offs (203,247) (113) (47) (1,526) (152,965) (48,596) Exchange rate difference 2,882 3,022 - (9) (131) - Other changes in provisions (if applicable) 1,371,541 7,676 9,216 70,241 850,151 434,257 Balance as of June 30, 2023

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 188 Total N o n - p e r f o r m in g P o r t f o li o S ub s t a nd a r d Portfolio Normal Portfolio Contingent loan exposure MCh$ Evaluation Evaluation Group Individual Group Individual 4,993,946 5,793 4,782 47,343 2,706,987 2,229,041 Balance as of January 1, 2022 29,271 791 693 3,115 (148,587) 173,259 Change in measurement without portfolio reclassifying during the period: 5,247 3,512 5,139 20,949 (703) (23,650) Change due to portfolio reclassification: 2,403,393 3,861 4,535 26,630 284,727 2,083,640 New loans originated - - - - - - New loans due to translation from contingent to loans (4,544,503) (9,510) (8,057) (43,853) (2,103,411) (2,379,672) Paid from loans 89,402 264 150 4 89,415 (431) Provision application for charge - offs (587) 34 (2) 3 3,652 (4,274) Exchange rate difference 42,113 12 1,371 (1,879) 2,659 39,950 Other changes in provisions (if applicable) 3,018,282 4,757 8,611 52,312 834,739 2,117,863 As of December 31, 2022 The normal portfolio comprises those debtors whose ability to pay enables them to meet their obligations and commitments, which is not expected to change . When a debtor is experiencing financial difficulties or a significant deterioration in its ability to pay, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the customer is classified in the substandard portfolio . A customer will be classified towards the non - performing portfolio if the possibility of recovering the credit is considered remote, as it shows an impaired or no ability to pay . The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortised cost as of June 30 , 2023 , and December 31 , 2022 , are presented below : A. Financial assets at fair value through other comprehensive income Normal Debt financial instruments Portfolio MCh$ 5,880,733 Balance as of January 1, 2023 21,856,589 Purchases of debt instruments (20,820,242) Sales and maturities (63,739) Changes in instrument valuation 6,853,341 Balance as of June 30, 2023 Normal Debt financial instruments Portfolio MCh$ 5,801,378 Balance as of January 1, 2022 31,456,434 Purchases of debt instruments (31,246,402) Sales and maturities (130,677) Changes in instrument valuation 5,880,733 As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 189 Normal Credits and receivables from clients Portfolio MCh$ 142,632 Balance as of January 1, 2023 61,779 New loans originated (89,857) Sales and maturities 8,260 Changes in instrument valuation 122,814 Balance as of June 30, 2023 Normal Credits and receivables from clients Portfolio MCh$ 99,643 Balance as of January 1, 2022 72,745 New loans originated (24,835) Sales and maturities (4,921) Changes in instrument valuation 142,632 As of December 31, 2022 B. Debt instruments at amortised cost Guarantees and credit enhancements In some cases, the maximum credit risk exposure is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure . On this basis, the constitution of guarantees is a necessary but insufficient instrument in the granting of a loan ; therefore, the acceptance of the risk by the Bank requires the verification of other variables or parameters, such as the capacity to pay or the generation of resources to mitigate the risk incurred . The securities management and valuation procedures are set out in the internal risk management policy . These policies set out the basic principles for credit risk management, including managing collateral received in client transactions . In this respect, the risk management model includes assessing the existence of appropriate and sufficient guarantees to recover the loan when the debtor's circumstances do not allow it to meet its obligations . Normal Debt financial instruments Portfolio MCh$ 4,868,485 Balance as of January 1, 2023 - Purchases of debt instruments (96,900) Sales and maturities 14,106 Changes in instrument valuation 4,785,691 Balance as of June 30, 2023 Normal Debt financial instruments Portfolio MCh$ 4,692,440 Balance as of January 1, 2022 - Purchases of debt instruments - Sales and maturities 176,045 Changes in instrument valuation 4,868,485 As of December 31, 2022

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The procedures used for the valuation of collateral align with best market practice, involving appraisals on real estate collateral, the market price on stock market securities, the value of units in an investment fund, etc . In addition, all received guarantees must be properly instrumented, registered, and approved by the Bank's legal divisions . The Bank also has rating tools that enable it to rank the credit quality of transactions or clients . The Bank has historical databases that store internally generated information to study how this probability varies . Rating tools vary according to the customer segment analysed (commercial, consumer, SME, etc . ) . The maximum credit risk exposure by type of loan, the associated collateral and the net credit risk exposure as of June 30 , 2023 , and December 31 , 2022 , are presented below : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 190 As of December 31, 2022 As of June 30, 2023 Allowance Net exposure Guarantee M ax im u m c r e d it r i s k exposure Allowance Net exposure Guarantee M ax im u m c r e d it r i s k exposure MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 36 32,991 - 32,991 9 25,799 - 25,799 Interbank loans 641,340 7,881,716 9,945,505 17,827,221 644,896 7,648,323 9,746,557 17,394,880 Commercial loans 106,591 370,898 15,358,111 15,729,009 133,918 556,379 15,850,746 16,407,125 Mortgage loans 288,920 4,689,152 593,660 5,282,812 312,009 4,825,496 586,364 5,411,860 Consumer loans 37,969 2,572,056 476,327 3,048,383 37,649 2,264,196 375,313 2,639,509 Contingent loans exposure 1,074,856 15,546,813 26,373,603 41,920,416 1,128,481 15,320,193 26,558,980 41,879,173 Total Mortgage placements are, by their nature, covered by the properties that generated the loan, that is, the property that the customer has acquired and which guarantees the transaction . When the Bank can receive or foreclose a property, it is accounted for as an 'Asset received or awarded in payment', and the loan and its provision are derecognised . The asset received is carried at the lower of book value and fair value (appraisal) minus costs to sell, under IFRS 5 , and categorised as held for sale . Once a loan has been derecognised, there are no subsequent enforcement activities . Impaired and non - impaired financial assets with associated guarantees, collateral or credit enhancements in favour of the Bank as of June 30 , 2023 , and December 31 , 2022 , are presented below : As of December 31, As of June 30, 2022 2023 MCh$ MCh$ Non - impaired financial assets 28,012,572 28,796,666 Properties/mortgages 4,441,058 70,917,475 Investments and others Impaired financial assets 2,009,968 2,273,637 Properties/mortgages 274,296 246,863 Investments and others 34,737,894 102,234,641 Total Financial derivative transactions are secured by collateral agreements deposited or transferred by one party in favour of the other, either in cash or financial instruments, and reduce the counterparty's credit risk . These guarantees are monitored periodically (usually daily) . Accordingly, the net balance per counterparty is determined based on agreed parameters, and a decision is taken concerning whether collateral is to be posted or collected . Credit limits of debtors related to the ownership or management of the Bank According to Article 84 , No 2 of the General Banking Law (LGB) and the Updated Compilation of Banking Regulations (RAN) 12 - 4 , the total amount of credits granted to a group of related persons may not exceed 5 % of the bank's effective equity ; this limit increases to 25 % if what exceeds 5 % corresponds to credits secured by guarantees . In no case may the total of such credits granted by a bank exceed the amount of its effective equity . Furthermore, these credits may not be granted on more favourable terms of maturity, interest rates or guarantees than those granted to third parties in similar operations .

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued A person's relationship with the Bank arises when they have a direct, indirect or third - party ownership interest in the Bank, participate in the management or are presumed to have such a relationship until there is sufficient evidence to rebut the presumption . A group of persons related to the Bank shall be understood to include all natural and legal persons who can exert significant and permanent influence on the decisions of the other ; there is a presumption that credits granted to one person will be used for the benefit of another, or there is a well - founded presumption that the persons maintain a relationship and form a unit of economic interest . Subsidiaries, business support companies and affiliated companies are companies related to a bank . Security over movable or immovable tangible property, or any other property that may legitimately be received as security, constitutes valid security . As of June 30 , 2023 , and December 31 , 2022 , the credit limit for debtors related to the ownership or management of the Bank under Article 84 No 2 of the General Banking Law and Chapter 12 - 4 of the Updated Compilation of Banking Regulations (RAN) are as follows : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 191 As of December 31, 2022 As of June 30, 2023 MCh$ % MCh$ % 473,133 7% 475,465 7% Global limitation to related groups of persons 6,759,047 6,792,358 Regulatory capital MARKET RISK Market risk arises due to market activity through financial instruments whose value may be affected by changes in market conditions, reflected in changes in the various assets/liabilities and financial risk factors . Market risk management aims to manage and control market risk exposure within acceptable parameters . Four main risk factors affect market prices : interest rates, exchange rates, price, and inflation . ● Interest Rate Risk : the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet . ● Foreign exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated . ● Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency . The instruments, contracts, and other transactions are denominated on the balance sheet . ● Price risk is generated by the volatility of rates or prices of assets or liabilities . Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional market risk management challenges . Market risk management The measurement and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The limits are approved by the appropriate committees, with responsibility resting mainly with the ALCO and Markets Committee . The Integrated Risk Committee also reviews the main market risks . The Financial and Capital Management areas, as part of the Financial Executive Vice - Presidency, have the following functions, which are supervised and controlled by the ALCO and Markets and Risk Management : i. To optimise the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short - and long - term regulatory liquidity limits. iii. Inflation risk management and exposure iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analysing the management of the following three components: ● trading portfolio ● Local financial management portfolio ● Foreign financial management portfolio Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by Market Risk Management . The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short - term price movements . Financial management portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio . The roles that concern the trading portfolio comprise the following: i. applying Value - at - Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk - Trading portfolio The Bank applies VaR methodologies to measure the trading portfolio's foreign currency risk and interest rate sensitivity . The Bank has a consolidated trading position comprising fixed - income investments and foreign currency trading . This portfolio comprises bonds issued by the Central Bank of Chile, mortgage bonds and low - risk locally issued corporate bonds . At the end of the year, the trading portfolio did not present investments in equity portfolios . Historical simulation methodology is used to estimate the Bank's VaR, which consists of observing the behaviour of the profits and losses that would have occurred with the current portfolio if market conditions in a given historical period had prevailed and using this information to infer the maximum loss with a given level of confidence . The methodology accurately reflects the historical distribution of market variables and does not require any specific probability distribution assumptions . All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio . Once this distribution is known, the percentile is calculated related to the required confidence level, which will equal the value at risk under these parameters . As calculated by the Bank, the VaR estimates the maximum expected loss of the market value of a given portfolio over a 1 - day horizon with 99 . 00 % confidence . This is the maximum one - day loss the Bank could expect to incur on a given portfolio with a 99 . 00 % confidence level . In other words, it is the loss that the Bank would expect to surpass only 1 . 0 % of the time . The VaR provides a single estimate of market risk that is not comparable from one market risk to another . Returns are calculated using a time window of 2 years or at least 520 data points backwards in time from the VaR calculation reference date . The Bank does not calculate three separate VaRs . Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type . The VaR programme performs a historical simulation and calculates a Profit and Loss (G&P) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities) . Then, the G&P of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data . Simultaneously, the VaR is calculated for each risk factor based on the individual G&P calculated for each factor . Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points . As a result, the higher of the two VaRs is reported . The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 192

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the probability distribution of risk factors changes ; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued . The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results . This valuation function shall be applied to generate simulated prices for all instruments in each scenario . Furthermore, the VaR methodology should be interpreted considering the following limitations: - Market rate and price changes may not be independent and identically distributed random variables, nor may they have a normal distribution . The normal distribution assumption, in particular, may underestimate the probability of extreme market movements . - The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors . Any modification of the data may be inappropriate . In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used ; - A 1 - day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day . It would not be possible to liquidate or hedge all positions in one day ; - The VaR is calculated at the close of business, but trading positions may change substantially during the trading day; - The use of a 99 % confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and - The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses . During the period ended on June 30 , 2023 , and December 31 , 2022 , the Bank did not exceed the VaR limits of the trading portfolio’s three components : fixed - income, equity, and foreign currency investments . The Bank performs back - testing daily and generally finds that trading losses exceed the estimated VaR almost every 100 trading days . At the same time, a limit was set on the maximum VaR it is willing to accept on the trading portfolio . As of June 30 , 2023 , and December 31 , 2022 , the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR . The high, low and average levels for each component and each year were as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 193 As of June 30, 2022 2023 US$ million US$ million VAR Consolidated: 9.59 7.84 High 2.04 3.65 Low 3.90 5.54 Average Fixed income investments: 8.89 7.94 High 2.06 3.67 Low 3.41 5.39 Average Variable income investments: 0.04 - High - - Low 0.01 - Average Foreign currency investments 3.33 3.91 High 0.22 0.19 Low 1.04 1.00 Average

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non - trading liabilities, including the credit/loan portfolio . The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions . The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio) . The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market) . All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0 . 57 , representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates . The same scenario is conducted for net foreign currency positions and interest rates in US dollars . The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year . To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula : Bounded limit = square root of a 2 + b 2 + 2 ab, in which : a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve ( 57 basis points for real rates) . The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic . In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner . Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations : - The scenario simulation assumes that the volumes remain on the Bank's Interim Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items . - This model assumes an equal change across the entire yield curve of everything and does not consider different movements for different maturities . - The model does not consider the sensitivity of volumes resulting from changes in interest rates . Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained . This means the actual percentage of finance income at risk could be higher than expected . Market Risk - Financial Management Portfolio as of June 30, 2023, and December 31, 2022: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 194 As of December 31, 2022 As of June 30, 2023 Eff e c t o n capital Eff e c t o n f in a n c i a l income Eff e c t o n capital Eff e c t o n f in a n c i a l income Financial management portfolio - local currency (in MCh$) 95,710 33,550 353,718 124,904 Loss limit 57,176 23,982 173,389 69,246 High 39,957 15,459 42,870 15,459 Low 49,580 21,366 99,491 41,103 Average Financial management portfolio - foreign currency (in US$ million) 43,329 38,231 160,189 144,170 Loss limit 33,388 9,713 91,935 13,823 High 20,371 255 20,371 255 Low 26,310 3,173 51,358 5,142 Average Financial management portfolio - consolidated (in MCh$) 95,710 33,550 353,718 124,904 Loss limit 76,738 28,699 283,550 73,663 High 66,098 16,515 68,043 16,516 Low 71,003 23,438 173,865 44,343 Average

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Inflation risk The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation . The Bank has, in general, more assets than liabilities in UF . Therefore, moderate rises in inflation have a positive effect on repricing income, while a fall in the UF value negatively impacts the Bank's margin . To manage this risk, the Assets and Liabilities Committee limits the difference between UF - denominated assets and liabilities, which may not exceed 30 % of the Bank's interest - earning assets . Financial Management manages this mismatch on a day - to - day basis, and the limits are calculated and monitored by the Market Risk Division . Market Risk items and their measurement Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period . Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities and rate changes. The Board of Directors of Banco Santander presented and approved the Market Risk Exposure Policy on a Standardised Basis. The following risks will determine Market Risk Exposure: ● Interest Rate Risk ● Currency Risk ● Readjustment Risk ● Currency Options Risk The following illustrates the market risk exposure according to the FMC and the Central Bank of Chile guidelines . The maximum exposure to long - term interest rate risk is 35 % of regulatory capital and is approved by the Board of Directors . The maximum exposure to short - term interest rate risk is 30 % of net interest and repricing income plus interest rate sensitive fees : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 195 As of December 31, 2022 As of June 30, 2023 MCh$ MCh$ Trading portfolio market risk 441,688 427,109 Rate Risk Exposure 1,535 2,207 Currency Risk Exposure - - Interest Rate Options Risk 1,145 2,846 Risk Currency Options 444,368 432,162 Total exposure of the trading portfolio 555,460 540,202 10% of the RWAs 999,828 972,364 Subtotal 6,759,047 6,792,358 Limit = Regulatory capital 5,759,219 5,819,994 Available margin Short - term market risk of financial management portfolio 193,895 182,916 Short - term Exposure to Interest Rate Risk 112,523 175,217 Exposure to Readjustment Risk 306,418 358,133 Short - term exposure to financial management portfolio 530,199 602,423 Limit = 35% net (net interest and adjustment income + interest rate - sensitive fees) 223,781 244,290 Available margin Long - term market risk of financial management portfolio 1,194,181 984,016 Long - term exposure to interest rate risk 2,365,666 2,377,325 Limit = 35% of Effective Equity 1,171,485 1,393,309 Available margin

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued IBOR Reform In December 2020 , the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to cease publication of non - USD LIBOR and USD LIBOR 1 W and 2 M tenors until December 31 , 2021 , and of all other USD LIBOR tenors after publication on June 30 , 2023 . The Bank has been working since 2019 on the transition to risk - free reference rates (RFR), including the SOFR . In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of working teams for each risk, the involvement of senior management in a robust project governance plan and an action plan for each of the identified impacted/risk areas, which will enable us to meet the challenges imposed by the changes in benchmark rates . As of June 30 , 2023 , and December 31 , 2022 , the financial asset and liability exposures impacted by the IBOR reform are presented below : Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 196 Financial d e r i v a t i v e s contracts ( Li a bili t i e s ) Financial d e r i v a t i v e s contracts (Assets) Financial in s t r u m e n t s Deposits Loans and r e c e i v a b l e s fr o m clients MCh$ MCh$ MCh$ MCh$ MCh$ 1,050,598 1,132,737 33,327 - 110,296 31.06.2023 1,712,642 1,818,517 36,730 - 515,277 31.12.2022 The Bank has been working based on its IBOR transition programme, focusing mainly on : i) Identifying the risks associated with the transition and defining mitigation actions, ii) Developing products benchmarked to the proposed replacement rates, iii) Developing transition capacity through the renegotiation of existing USD LIBOR benchmarked contracts, vi) Preparing systems for the transition from USD LIBOR to SOFR or term SOFR and conducting the relevant tests to ensure a successful migration . In this regard, efforts in the latter half of 2022 and the first half of 2023 have focused on the following aspects : ● Renegotiating USD LIBOR - linked contracts maturing after June 30, 2023, with impacted customers. ● Preparing systems and performing the relevant tests for migrating USD LIBOR transactions to SOFR or term - SOFR, both bilaterally and with the Chambers. ● Preparing curves, pricers and risk models to ensure their performance with the new SOFR and term - SOFR rates. In the second half of 2023 onwards, work will focus on monitoring the smooth transition of the remaining loan transactions to be migrated in systems, which will take place on the next interest settlement date following the signature of the new SOFR or term - SOFR contract . It should be noted that all contracts referenced to USD LIBOR before June 30 , 2023 , have been renegotiated and remediated, and all migrations with LCH and bilateral derivatives have been successfully completed, so that the use of synthetic USD LIBOR has not been necessary . As of June 30 , 2023 , the financial asset and liability items impacted by the IBOR reform are loans and receivables from customers, deposits, financial instruments and derivative contracts . To fulfil its functions, the Integrated Risk Committee works directly with the Bank's risk and control departments, whose joint objectives include : ● To assess those risks which, due to their size, could compromise the Bank's solvency or which present potentially significant operational or reputational risks; ● to ensure that the Bank has the means, systems, structures and resources following the best practices to implement the risk management strategy; ● to ensure the integration, control and management of all the Bank's risks; ● to implement consistent risk principles, policies and metrics across the Bank and its businesses; ● to develop and implement a risk management model in the Bank so that risk exposure is properly integrated into the different decision - making processes; ● to identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment and quantify sensitivities and the foreseeable impact of different scenarios on risk positioning; and ● to manage the Bank's structural liquidity, interest rate and exchange rate risks, as well as the Bank's own funds base.

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued In order to achieve the objectives mentioned above, the Bank (Management and Asset - Liability Committee) performs several activities related to risk management, which include : calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting, collateral, etc . ) ; to calculate the expected loss probabilities of each portfolio and/or investments ; to assign loss factors to new operations (rating and scoring) ; to measure the risk values of portfolios and/or investments against different scenarios through historical simulations ; to set limits to potential losses based on the different risks incurred ; to determine the potential impact of structural risks on the Bank's Interim Consolidated Income Statements ; to set limits and alerts to ensure the Bank's liquidity ; and to identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions . The Integrated Risk Committee is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures and reviewing the adequacy of the risk management framework concerning the risks faced by the Bank . Benchmark interest rate reform - phase 2 In 2013 , IOSCO published the Principles for Financial Benchmarks (IOSCO Principles), setting standards for developing benchmarks . Subsequently, the FSB formed the Official Sector Steering Group (OSSG) to apply the IOSCO Principles to IBOR (Interbank Offered Rates) indices . Since then, central banks and regulators in several jurisdictions have organised working groups to recommend alternative indices to indices such as EONIA (Euro Overnight Index Average) and LIBOR (London Interbank Offered Rates) . As of September 13 , 2018 , the European Central Bank's working group recommended that the euro short - term interest rate (€STR) should replace the EONIA . Accordingly, as of October 2 , 2019 , when the €STR became available, the EONIA changed its methodology to be calculated as the €STR plus a spread of 8 . 5 basis points . This change in the EONIA methodology was intended to facilitate the transition of the EONIA market to €STR before its final cessation on January 3 , 2022 . On March 5 , 2021 , the Financial Conduct Authority (FCA) announced the final dates for the cessation of LIBOR : ● On December 31 , 2021 , the publication of USD LIBOR (one - week and two - month maturities), CHF LIBOR (all maturities), GBP LIBOR (overnight, one - week, two - month and 12 - month maturities), JPY LIBOR (overnight, one - week, two - month and 12 - month maturities) and EUR LIBOR (all maturities) ceased . ● On December 31 , 2021 , the calculation methodology for some LIBORs was amended to publish temporary synthetic LIBORs, which became non - representative : GBP LIBOR ( 1 - month, 3 - month and 6 - month maturity) and JPY LIBOR ( 1 - month, 3 - month and 6 - month maturity) . ● On June 30 , 2023 , the publication of USD LIBOR (overnight, 1 month, 3 months, 6 months and 12 months) will cease . In October 2020 , the International Swaps and Derivatives Association (ISDA) launched the protocol and supplement of substitute indices (from now on, fallbacks) for IBORs (which came into force on January 25 , 2021 ) . It provided derivatives market participants with new fallbacks of LIBORs (among other IBORs, such as EURIBOR) for existing and new derivative contracts . Furthermore, on August 19 , 2021 , ISDA launched a new protocol allowing institutions to incorporate a fallback to the EONIA as the applicable collateral rate in ISDA collateral arrangements (CSAs) . To control the risks and address the different challenges generated by the transition, in 2019 , the Corporate Department launched a global Santander programme . This IBOR transition programme enabled us to ensure that the risks linked to the process were identified and managed consistently and appropriate measures were taken to mitigate them . The programme structure focuses on the following areas : Technology and Operations, Legal, Client Relationship, Risk Management and Modelling, Conduct and Communication, and Accounting and Finance . In 2021 , the programme focused on making all contractual, commercial, operational and technological changes necessary to address the transition from LIBOR and EONIA rates that were discontinued in 2021 . Throughout 2022 , the IBOR Santander programme focused on making all the contractual, commercial, operational and technological changes necessary to undertake the USD LIBOR transition (overnight, 1 month, 3 months, 6 months and 12 months) . Finally, in 2023 , the IBOR Santander programme focused on adequately completing the technological and legal milestones established by the regulators, basically : having all contracts referenced to USD LIBOR renegotiated and remediated before June 30 , 2023 (the index cessation date) and performing the migration of USD LIBOR referenced transactions with a maturity after June 2023 with the LCH and bilaterals on the established dates (April 22 , May 20 and June 30 , 2023 ) . LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms or on terms that could damage its image and reputation . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 197

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation . The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short - term fluctuations and long - term funding while complying with internal liquidity regulatory requirements . The Financial Management Directorate receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a SUMMARY of other projected cash flows from future business . Based on this information, the area maintains a portfolio of short - term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity . The liquidity needs of the business units are covered by short - term transfers from Financial Management to cover short - term fluctuations and long - term funding to meet all structural liquidity needs . Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover drawings at unexpected levels of demand, which is reviewed periodically by the Asset and Liability Committee (ALCO) whose functions include monitoring the necessary liquidity risk management strategies . Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities . The system of limits is sufficiently robust to allow the level of exposure each institution incurs to liquidity risks to be known at all times . Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure . The Bank monitors its liquidity position daily, determining the future flows of its inflows and outflows . Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions . The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect . Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors . At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and Markets and then ratified at the highest level . Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups : ● Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations . ● Liquidity Management Tools, called Structural Liquidity or Funding Table, are used to determine the Bank's structural liquidity position and enable its active management as an essential mechanism to ensure its assets' funding under optimal conditions permanently . ● Early warning indicators are linked with concentration risks and as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan . Market Risk Management establishes and updates the Liquidity Management Policy (LMP) contents . Reviews and possible updates are conducted once a year . Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification . The Board approves the contents of the LMP of Directors . Market Risk Management provides all the necessary tools for the statistical analysis required by local liquidity regulations . It also assesses whether the models used are valid at least once a year . The Board of Directors must approve the conclusions of this analysis . In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits . If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 198

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Liquidity risk measurement and control 1. Time - limit mismatches subject to regulatory limits The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital . Under current regulations, the 30 - day mismatch cannot exceed one time the Bank's core capital for both domestic and foreign currency, and the 90 - day mismatch cannot exceed two times . 2. Monitoring indicators and liquidity ratios subject to regulatory limits An important component of liquidity risk management is High - Quality Liquid Assets (HQLA) . These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market . According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid . Level 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury Department . As of December 31, As of June 30, 2022 2023 HQLA MCh$ MCh$ 1,453,265 858,405 Tier 1: available 5,424,452 5,707,516 Tier 1: fixed income 8,066 7,179 Tier 2: fixed income 6,885,783 6,573,100 Total 3. Liquidity Coverage Ratio (LCR) The Liquidity Coverage Ratio (LCR) measures liquid assets over 30 - day net cash outflows . It is used by banks globally as part of the Basel III standards . Since 2019 , Chilean banks have been required to have a minimum level of 60% , which will gradually increase to 100 % by 2022 . A minimum level of 100 % was required for the financial year of 2023 . The objective of the LCR is to promote the short - term resilience of banks' liquidity risk profiles . To this end, the LCR ensures that these organisations have an adequate pool of unencumbered High - Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short - term liquidity needs . As of December 31, 2022 As of June 30, 2023 Liquidity coverage ratio % % 175 176 LCR Banco Santander - Chile's LCR indicator was well above the minimum required for 2021 and already above the 100% required for 2022. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee. 4. Net Stable Funding Ratio (NSFR) This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities. The Central Bank and the FMC defined a minimum NSFR level of 60% by 2022, rising to 100% by 2026. By 2023 the minimum level required is 70%. As of December 31, 2022 As of June 30, 2023 Net stable funding ratio % % 116 109 NSFR Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 199

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 5. Information on liquidity position per the requirements of the Central Bank of Chile i. Maturity mismatches The Central Bank of Chile published on March 8 , 2022 , Rules on the Management and Measurement of the Liquidity Position of Banking Companies, which modernises liquidity regulation, aligning the published regulatory requirements of the FMC in line with the Basel III standards . According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch . The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander - Chile . Maturity mismatch calculations are performed separately for domestic and foreign currencies . Maturity mismatches shall be made in the following time frames: ● First time frame: up to 7 days inclusive ● Second time frame: between 8 days and 15 days inclusive ● Third time frame: between 16 and 30 days inclusive ● Fourth time frame: between 31 days and 90 days inclusive Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 200 As of June 30, 2023 Consolidated Individual Up to 30 days Up to 15 days Up to 7 days Up to 30 days Up to 15 days Up to 7 days MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 5,734,135 1,399,214 6,174,843 5,732,972 1,388,413 7,641,379 Cash flow to be received (assets) and income 2,078,794 1,835,674 10,747,747 2,078,794 1,835,674 10,763,352 Cash flow payable (liabilities) and expenses 3,655,341 (436,460) (4,572,904) 3,654,178 (447,261) (3,121,973) Mismatch 1,354,023 84,944 Mismatch subject to limits Limits: 4,287,883 4,168,518 1 times the capital 2,933,860 4,253,462 Available margin 32% 2% % U s e d As of December 31, 2022 Consolidated Individual Up to 30 days Up to 15 days Up to 7 days Up to 30 days Up to 15 days Up to 7 days MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ 3,514,336 1,804,580 9,269,188 3,552,792 1,805,516 9,123,887 Cash flow to be received (assets) and income 2,707,135 1,855,664 9,320,125 2,702,150 1,855,664 9,295,580 Cash flow payable (liabilities) and expenses 807,201 (51,084) (50,937) 850,642 (50,148) (171,693) Mismatch 705,180 628,801 Mismatch subject to limits Limits: 4,238,372 4,128,808 1 times the capital 4,943,552 4,757,609 Available margin 17% 15% % U s e d

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued ii. Composition of funding sources The main sources of third - party funding are as follows: Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 201 As of December 31, As of June 30, 2022 2023 Main sources of funding MCh$ MCh$ 14,086,226 13,272,010 Deposits and other demand liabilities 12,978,790 14,892,389 Time deposits and other term equivalents 8,864,765 9,417,953 Interbank borrowing 9,490,009 9,961,573 Debt and regulatory capital instruments issued 45,419,790 47,543,925 Total The Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40 % on average for demand deposits and up to 20 % for time deposits to implement monetary measures . Furthermore, as the aggregate amount of demand deposits exceeds 2 . 5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes . As of June 30, 2023, and December 31, 2022, the Central Bank required Santander to maintain a technical reserve of MCh$0 for both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non - derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity . To this end, a high level of liquid assets is maintained, and the level of expected short - term income and expenditure is monitored daily, thus avoiding high concentrations of maturities . On the other hand, a very diversified funding matrix is maintained, both across product types and customer types . OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events . It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and strategic and non - strategic outsourcing . Operational risk is generated in all business and support areas and is inherent in all products, activities, processes and systems . For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities . Our operational risk control and management model is based on a continuous process to identify, assess and mitigate risk sources, whether or not they have materialised, ensuring that risk management priorities are properly established . Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: ● strategy and planning; ● identification, assessment and monitoring of risks and internal controls; ● implementation and monitoring of mitigation measures; ● availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: - Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non - financial impact (such as the regulatory impact on customers and/or services). This information: - allows root - cause analysis; - raises awareness of the risks;

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued - enables the escalation of relevant operational risk events to the senior management of the Risk division with maximum immediacy; - facilitates regulatory reporting ; - Self - assessment of operational risks and controls . A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgement and experience of a panel of experts from each function . The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives . Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable . This process integrates specific operational risk reviews that allow for a cross - cutting identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non - compliance . - External events database . Quantitative and qualitative information of external operational risk events . The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self - assessment exercises and scenario analysis . - Analysis of operational risk scenarios . Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers . - A statement establishing the Bank's commitment to control and limit non - financial risk events that lead to or could lead to financial losses ; fraud events ; operational and technological incidents ; legal and regulatory breaches ; conduct issues, or reputational damage . Although a certain volume of losses is expected, unexpected high - severity losses due to a failure of controls are not acceptable . - Internal audit, external audit and regulators' recommendations . They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes . - Capital model : a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios . The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite . - Other specific tools to further analyse and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk programme's perimeter and quality review processes . The Bank's operational risk management and reporting system support programmes and tools focusing on governance, risk and compliance . It provides information for management and reporting and helps improve decision - making in operational risk management by consolidating information, simplifying the process, and avoiding duplication . Operational continuity plan Digital transformation is revolutionising the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers . The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards . This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability . One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident . This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability . Its main objectives are : ● To protect the integrity of people in a contingency situation. ● To ensure that core functions are performed, and the impact on service delivery to our customers is minimised in contingency events. ● To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. ● To comply with regulatory obligations and requirements. ● To minimise the entity's potential financial losses and impact on the business. Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 202

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued ● To protect the brand image, credibility and trust in the entity. ● To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. ● To contribute to stabilising the financial system. The pandemic challenged the business continuity planning frameworks and strategies . While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system . Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information . Business transformation and digitalisation bring new risks and threats, such as increased payment fraud and origination (credit) fraud . We have improved control mechanisms and designed new products to mitigate these risks . Strong authentication processes in the customer enrolment process and the reinforcement of anti - fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud . In the case of cards, the use of chip and PIN cards in shops and ATMs, two - step authentication with one - time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti - skimming elements, as well as improvements in the logical security of the devices have become widespread . In the case of Internet banking, verification of online banking transactions with a second security factor of one - time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e - banking platform to prevent attacks on the systems, among others . Cybersecurity Cybersecurity threats are expected to increase . The financial sector is expected to be one of the main targets . With the increased reliance on digital systems, cybersecurity is one of the main non - financial business risks . Therefore, our goal is to make the Bank a cyber - resilient organisation that can quickly resist, detect, and respond to cyber - attacks by constantly evolving and improving its defences . In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices . Outsourcing of services Consistent with our digitalisation strategy, the Bank aspires to present its customers with the best solutions and products on the market . This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services . In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third - party procurement are properly assessed and managed . The Bank has identified the suppliers that could present a higher level of exposure for our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: ● They have an appropriate control environment, depending on the level of risk of their service. ● Business continuity plans are in place to ensure service delivery in case of disruptive events. ● They have controls to protect sensitive information processed during service provision. ● Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients while at the same time covering existing legal obligations. ● There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third - party claims against executives, among others . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 203

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Exposure to net loss, gross loss and gross loss recovery per operational risk event Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 204 As of December 31, 2022 As of June 30, 2023 MCh$ MCh$ Gross loss and expenses for operational risk events in the period 91 538 Internal fraud 8,513 2,712 External fraud 8,095 3,862 Labour practices and business security 789 612 Clients, products and business practices 221 104 Damage to physical assets 981 885 Business interruption and system failures 3,624 4,599 Execution, delivery and process management 22,314 13,312 Subtotal Expense recoveries for operational risk events in the period - Internal fraud 2,194 (1,682) External fraud 1,391 (885) Labour practices and business security 673 (144) Clients, products and business practices - (12) Damage to physical assets 2 (799) Business interruption and system failures 809 (2,287) Execution, delivery and process management 5,069 (5,809) Subtotal 17,245 7,503 Net loss from operational risk events

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS The Bank defines capital risk as that which the Bank or any of its companies will incur in insufficient quantity and/or quality of capital necessary to : meet the minimum regulatory requirements to operate as a bank ; meet market expectations regarding its creditworthiness ; and support the growth of its business and any strategic opportunities that may arise, under its strategic plan . The objectives in this respect include in particular: • To meet internal capital and capital adequacy targets. • To comply with regulatory requirements. • To align the Bank's strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.). • To support business growth and any strategic opportunities that may arise. The Bank has a capital adequacy position that exceeds regulatory requirements. Capital management optimises value creation in the Bank and its business segments . The Bank continuously assesses its risk - return ratios through its core capital, effective net worth, economic capital and return on equity . Regarding capital adequacy, the Bank conducts its internal process based on the standards of the FMC, which are in force as of December 1 , 2021 (Basel III) . Economic capital is the capital required to bear the full risk of doing business at a given level of solvency . Capital is managed according to the risk environment, Chile's economic performance and the economic cycle . The respective Committee may amend our existing capital policies to address changes in the above - risk environment . Capital risk management The Bank has an Executive Capital Committee responsible for overseeing, authorising and assessing all aspects of capital and solvency . The Board of Directors has deferred to the ALCO the knowledge and assessment of the capital levels and returns in line with the Bank's strategy . In addition, the Integrated Risk Committee monitors and is responsible for the limits of primary and secondary metrics based on risk appetite . Capital management is based on a Capital Framework designed to ensure that the capital, structure and composition level are appropriate at any point in time considering the Bank's risk profile and under different scenarios . It warrants the adherence to the minimum regulatory requirements, the risk appetite and the Recovery Plan, and that these frameworks align with the interests of all stakeholders while supporting the growth strategy determined by the Bank . The capital model defines the functional and governance aspects of capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital reporting and disclosure . In addition, this model covers the main capital management activities : 1. Establish the Bank's solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies to ensure a strong level of capital, consistent with the Bank's risk profile and efficient use of capital to maximise shareholder value . 2. Development of a capital plan to meet these objectives consistent with the strategic plan. 3. Capital adequacy assessment to ensure that the capital plan is consistent with the Bank's risk profile and risk appetite (also stress scenarios) . 4. Capital budget development as part of the Bank's budget process. 5. Monitoring and controlling budget execution and developing of action plans to correct any deviations from the budget. 6. Calculation of capital metrics. 7. Internal capital reporting and reporting to supervisory authorities and the market. The Bank has also developed the necessary policies to manage and fulfil capital management strategies and objectives, including Capital Adequacy Policy, Capital Planning Policy, Capital Impairment Management Policy, Capital Monitoring Policy, and Dividend Policy, BASILEA III Implementation . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 205

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued A new version of the General Banking Law (LGB) was published in January 2019 . Adopting the capital levels established in the Basel III standards is among the most relevant changes . In 2020 , the final versions of the rules governing the new capital models for Chilean banks were published . According to the new General Banking Law (updated through Law No 21 , 130 ), the minimum capital requirements have increased in quantity and quality . Total regulatory capital remains at 8 % of risk - weighted assets but includes credit, market and operational risk . Minimum Tier 1 capital increased from 4 . 5 % to 6 % of risk - weighted assets, of which up to 1 . 5 % can be Additional Tier 1 (AT 1 ), either in the form of preferred shares or bonds with no fixed maturity which can be convertible into shares . Tier 2 capital is now set at 2 % of risk - weighted assets . P il l a r II 0 - 4% Systemic position 1 - 3.5% Countercyclical buffer 0 - 2.5% C o n s e r v a t i o n b u ff e r 2.5% 8.0% Level 2 T2 6.0% Level 1 AT1 4.5% CET1 Additional capital requirements are incorporated through a conservation buffer of 2 . 5 % of risk - weighted assets . Furthermore, in coordination with the FMC, the Central Bank may establish an additional countercyclical buffer of up to 2 . 5 % of risk - weighted assets consistent with the FMC . Both buffers should be composed of core capital . In addition, the FMC was empowered, subject to the favourable agreement of the Council of the Central Bank of Chile (BCCh), to define by regulation the new methodologies for calculating assets weighted by credit, market and operational risk ; the conditions for issuing hybrid AT 1 instruments ; the determination and capital charges for local systemically important banks ; prudential discounts to regulatory capital ; and to require additional measures, including higher capital, for banks with deficiencies in the supervisory capital assessment process (Pillar II) . Pillar II aims to ensure that banks maintain a level of capital commensurate with their risk profile and encourage the development and use of appropriate processes for monitoring and managing the risks they face . To this end, banks are responsible for developing an internal capital adequacy assessment process . Supervisors should review their internal strategies and assessments and intervene early when they are not satisfied with the outcome of this process . As a result, supervisors may require additional capital over and above the minimum requirement to ensure a sufficient level to address risks, especially in adverse credit cycles . The result will be a simplified report with the conclusions of the self - assessment process, which in its first version in 2021 will only include credit risk, and in 2022 will only include Pillar I risks . From 2023 , a full report will be required . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 206

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Pillar III promotes market discipline and financial transparency by disclosing meaningful and timely information, allowing information users to understand the risk profile of local banking institutions and their capital structure, thereby reducing information asymmetries . Banks must publish the first Pillar III document with information for the quarter of January - March 2023 . The new rules for calculating risk - weighted assets came into force in December, 2021 . Therefore, the Bank implemented the rules through a multidisciplinary group, which conducted the required developments, including applying the files designed by the regulator for this purpose . C a p i t al m e t r i c s Minimum capital requirement Under the General Banking Law, a bank must have a minimum of UF 800 , 000 (approximately MCh $ 28 , 871 or US $ 36 , 047 million as of June 30 , 2023 ) of paid - in capital and reserves, calculated under FMC Rules . Capital requirement According to the General Law of Banks, banks must maintain regulatory capital of at least 8 % of risk - weighted assets, net of required credit loss, as well as a paid - in capital and reserve requirement ('core capital') of at least 3 % of total assets, also net of credit loss . Regulatory and core capital is calculated based on the Interim Consolidated Financial Statements prepared under the CASB issued by the FMC . As Santander is the result of a merger between two predecessors with a relevant market share in the Chilean market, a minimum regulatory capital to risk - weighted assets ratio of 9 . 63 % is currently required . Regulatory capital is defined as the aggregate of: ● a bank's paid - up capital and reserves, excluding capital attributable to foreign subsidiaries and branches or core capital; ● its subordinated bonds, valued at their placement price (but decreasing by 20.0% for each year during the period beginning six years before maturity), for up to 50.0% of their basic capital; and ● its voluntary provisions for credit loss of up to 1.25% of risk - weighted assets. As of August 21 , 2020 , Circular No 2 , 265 indicating the new treatment was published, in which the amounts of loans guaranteed by the Chilean Treasury, CORFO and FOGAPE are incorporated into category 2 of the risk - weighted asset classification, and consequently, their credit risk weighting was reduced from 100 % to 10% . As of March 31 , 2023 , the FMC issued a press release in which it informed about the annual rating of systemically important banks and established requirements . The statement informed that the Board approved resolution No 2 , 319 on this rating, thus maintaining for another year the requirement of an additional core capital charge of 1 . 5 % for the bank . As of May 24 , 2023 , the FMC issued a press release informing about the activation of the Countercyclical Capital requirement . According to the decision of the Central Bank, at its Financial Policy Meeting (RPF) in the first half of 2023 , the board of the Central Bank of Chile agreed to activate the Countercyclical Capital Requirement at a level of 0 . 5 % of risk - weighted assets, enforceable within one year, with the unanimous prior favourable report of the FMC, as a precautionary measure in the face of higher external financial uncertainty . From December 1, 2021, the definition of regulatory capital changed and is defined as follows: ● Paid - up capital of the bank in terms of subscribed and paid - up ordinary shares; ● Surcharge paid for the instruments included in this capital component; ● Reserves, both non - earnings and earnings, for depreciation of bonds with no fixed maturity and forfeiture of bonds with no fixed maturity; ● Items of 'Accumulated other comprehensive income'; ● Retained earnings from prior years, profit (loss) for the year, net of provisions for minimum dividend, the repricing of bonds with no fixed maturity and interest and/or dividend payments on issued regulatory capital financial instruments. ● Non - controlling interest as indicated in the Compendium of Accounting Standards (CASB). Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 207

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Total assets, risk - weighted assets and components of effective equity Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 208 Global c o n s o l i d a t e d Global c o n s o l i d a t e d As of December 31, 2022 As of June 30, 2023 Total assets, risk - weighted assets and components of effective equity under Basel III Item No MCh$ MCh$ 68,164,604 68,681,981 Total assets according to the statement of financial position 1 - Investment in unconsolidated subsidiaries 2 12,270,810 11,099,641 Assets discounted from regulatory capital, other than item 2 3 2,890,350 3,483,462 Credit equivalents 4 2,776,542 2,503,894 Contingent loans 5 243,345 28,046 Assets arising from the intermediation of financial instruments 6 61,317,340 63,541,650 = (1 - 2 - 3+4+5 - 6) Total assets for regulatory purposes 7 28,401,718 28,948,888 Credit risk - weighted assets, estimated according to standardised methodology (CRWAs) 8.a - - Credit risk - weighted assets, estimated according to internal methodologies (CRWAs) 8.b 5,554,604 5,402,020 Market risk - weighted assets (MRWAs) 9 4,070,594 4,430,117 Operational risk - weighted assets (ORWAs) 10 38,026,916 38,781,025 = (8.a/8.b+9+10) Risk Weighted Assets (RWAs) 11.a 38,026,916 38,781,025 = (8.a/8.b+9+10) Risk - weighted assets, after application of the output floor (RWAs) 11.b 4,128,808 4,168,518 Shareholders' equity 12 109,563 119,364 Non - controlling interest 13 - - Goodwill 14 - - Excess of minority investments 15 4,238,371 4,287,882 = (12+13 - 14 - 15) Common equity tier 1 (CET1) equivalent 16 25,455 39,889 Additional deductions to Common Equity Tier 1, other than item 2 17 4,212,916 4,247,993 = (16 - 17 - 2) Common Equity Tier 1 (CET1) 18 - - Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1) 19 190,135 193,905 Subordinated bonds imputed as Additional Tier 1 capital (AT1) 20 - - Preference shares imputed to Additional Tier 1 capital (AT1) 21 590,247 556,995 Bonds without fixed maturity imputed to Additional Tier 1 capital (AT1) 22 - - Discounts applied to AT1 23 780,382 750,900 = (19+20+21+21+22 - 23) Additional Tier 1 capital (AT1) 24 4,993,298 4,998,893 = (18+24) Tier 1 capital 25 293,000 293,000 Voluntary (additional) provisions imputed as Tier 2 capital (T2) 26 1,472,749 1,500,465 Subordinated bonds imputed as Tier 2 capital (T2) 27 1,765,749 1,793,465 = (26+27) Equivalent Tier 2 capital (T2) 28 - - Discounts applied to T2 29 1,765,749 1,793,465 = (28 - 29) Tier 2 capital (T2) 30 6,759,047 6,792,358 = (25+30) Effective equity 31 444,662 438,365 Additional core capital required to build up the conservation buffer 32 - - Additional core capital required for the constitution of the cyclical buffer 33 142,601 145,429 Additional core capital required for systemically rated banks 34 - - Additional capital required for the assessment of the adequacy of effective equity (Pillar II) 35

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30, 2023, and 2022, and as of December 31, 2022 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Solvency indicators and Basel III compliance indicators Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 209 Global consolidated Global consolidated Solvency indicators and Basel III compliance indicators As of December 31, 2022 As of June 30, 2023 ( i n % w i t h t w o d e c i m a l s ) (*) Item No % % Leverage indicator (T1_I18/T1_I7) 1 6.87% 6.69% Leverage indicator to be met by the bank, considering the minimum requirements. 1.a Core capital indicator (T1_I18/T1_I11.b) 2 11.08% 10.95% Indicator of core capital to be met by the bank, considering the minimum requirements. 2.a - - Capital buffers deficit 2.b Tier 1 capital indicator (T1_I25/T1_I11.b) 3 13.13% 12.89% Tier 1 capital indicator to be met by the bank, considering the minimum requirements. 3.a Effective net worth indicators (T1_I31/T1_I11.b) 4 8.00% 8.00% Effective net worth indicator that the bank must meet, considering the minimum requirements. 4.a 9.50% 9.50% Effective net worth indicator to be met by the bank, considering the Article 35 bis charge, if applicable 4.b 10.50% 10.90% Effective net worth indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer 4.c Solvency rating 5 Compliance indicators for solvency 1,03% 1.01% Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS (T1_I26/ (T1_I8.a or I8.b)) 6 34.96% 35.32% Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital. 7 18.52% 17.68% Additional Tier 1 capital (AT1) in relation to core capital (T1_I24/T1_I18) 8 0.50% 0.50% Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs (T1_I19+T1_I20 / T1_I11.b) 9

Banco Santander - Chile and Affiliates NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS As of June 30 , 2023 , and 2022 , and as of December 31 , 2022 NOTE 49 - SUBSEQUENT EVENTS Group In 2023 , the company PagoNxt Trade Chile SpA was established in Chile, whose sole shareholder is PagoNxt Trade SL domiciled in Spain . As of July 2023 , PagoNxt Trade Chile SpA will be consolidated in the financial statements of Banco Santander Chile as the relevant activities of that company starting during that month are determined by the Bank and, therefore, the Bank exercises control . Issuance of Interim Consolidated Financial Statements As of July 28 , 2023 , the Directors and Audit Committee approved these Interim Consolidated Financial Statements . There are no other subsequent events to be disclosed between July 1 , 2023 , and the date of issue of these Interim Consolidated Financial Statements (July 28 , 2023 ) . Interim Consolidated Financial Statements June 2023 / Banco Santander - Chile 210 ROMÁN BLANCO REINOSA Chief Executive Officer JONATHAN COVARRUBIAS H. Chief Accounting Officer